Annual Report

2022 Financial & Sustainability



Banco de Chile

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Banco de Chile

Banco de Chile's financial report
issued on January 30, 2023,
is included in this Annual Report
as an appendix.

Contents


Chairman's
Message



Dear Shareholders:

I am proud to present our annual report and financial statements for 2022, a year in which Banco de Chile maintained its historic leadership in the local financial market.

The bank earned net income of Ch$1,409 billion in 2022, which surpassed our net income in previous years. This is a record for our bank, not only in magnitude, but also in comparison to our competitors. There were many external factors and volatilities that challenged us during 2022, but the bank successfully managed them.

We must also recognize that this result was severely affected by transitory factors, such as increased operating revenue as a result of 12.8% inflation for the year and Monetary Policy Rate hikes. Inflation had a negative impact on the real value of equity, which ceased to be reflected after implementing IFRS in 2009. Net income for the year after eliminating inflation effects would have been less than Ch$900 billion. Other non-recurring events also improved our performance, such as reductions in provisions and delinquency, attributable to excess liquidity since the beginning of the pandemic. However, it is very likely that the bank's and the industry's results will begin to return to normal starting in 2023.

The business environment suffered from an unusual degree of local volatility and uncertainty, ousting the stability for which we used to be an international benchmark. Thus, Chile was one of the most dynamic economies worldwide in 2021 with unprecedented growth of 11.7%, but will probably be the only country within the region to fall into recession this year. The Chilean peso was the worst performing currency worldwide for several months, which contributed to inflation reaching its highest annual figure since 1991, surpassed only by Argentina and Venezuela. This inflationary trend and the growing imbalance in external accounts was reflected in the largest current account deficit since the 1980s, which drove the Chilean Central Bank to raise the Monetary Policy Rate more actively than other central banks worldwide.

Apart from changes in the global economy, it is undeniable that local factors have widened Chile's imbalances and we are just beginning to feel their effects. These include the significant costs associated with withdrawals of over US$50 billion from pension funds, which exacerbated Chile's spending and inflation, reduced savings and did immeasurable damage to the local capital market. Liquidating assets resulted in an extensive loss of depth in the long-term market, which raised borrowing costs and reduced the terms of various loans, particularly mortgage loans, which lessened opportunities for people to buy a home. This situation demonstrates that economic stability takes decades to build, but can be undermined by short-term policies that lack technical justification, where the long-term costs

far exceed the dubious benefits that were paraded at their implementation.

Chile's overspending has required adjustments in order to restore balance and macroeconomic stability. This process has reduced demand and caused a recession at least until the middle of this year, with growth expectations remaining low for the next few periods. We know that low dynamism has several negative effects on employment, income distribution, poverty levels and tax revenue, which restricts the availability of resources to help the people who need them most. Accordingly, it is vitally important to strengthen sources of sustainable growth, mainly those related to investment. The reforms currently under discussion must be technically sound and take into account international experience in order for them to make a tangible contribution and strengthen the foundations for development. Therefore, I would like to underscore the importance of preserving the principles that have been fundamental for national development in the new Constitution.

The banking industry has faced various challenges in recent years, which have required accelerating transformation and amending business models. Factors such as increasing regulation, changes in society and tighter competition have all driven the changes in response to the demands of various stakeholders. Without these changes, the business would not be sustainable in the long term. Against this challenging



CORPORATE
MESSAGES

| 1 | ABOUT US |

| 2 | ECONOMIC AND FINANCIAL PERFORMANCE |

| 3 | CUSTOMERS |

| 4 | EMPLOYEES |

Chairman's
Message

backdrop, the bank's leadership excelled in practically all its management indicators. The bank has the undisputed ability to generate stable and consistent results, and it has significantly improved its efficiency with delinquency indicators remaining very low, which reflect the high quality of its loan portfolio and risk management. I would like to call attention to the bank's solid capital position. We have achieved a Basel ratio of 18%, which consolidates our position as the industry leader. Additional provisions of Ch$160 billion were recorded during the year in response to growing uncertainty, bringing the total to Ch$700 billion, which far exceed those of our main competitors. Accordingly, our ample core capital and sufficient provisions give us a solid foundation to withstand adverse cycles. We will continue to support our customers as we have done during other challenging periods by providing them with appropriate facilities, in accordance with our policies.

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These results have been the fruit of hard work over the years, using a strategy that achieves an appropriate and consistent risk/return ratio, whose ultimate goal is to create value in a sustainable manner. The ability to adapt this strategy and business model to changes in the environment is vital. The transformation that began a few years ago became more extensive during 2022. The main events include progress with digital transformation and the sustained growth of our FAN

Account. This product has increased and diversified the bank's customer base, while contributing to financial inclusion within Chile. Progress with digitalization has consolidated our remote customer service channels, thereby improving our customer experience, increasing the efficiency of our branch network and maintaining our undisputed leadership in service quality. Further detail regarding these and other developments can be found in this Annual Report.

The bank has continued to strengthen the foundations for its long-term sustainability. The main milestones in 2022 include an improvement in our Sustainalytics rating. This company ranked us as the bank with the lowest ESG (Environmental, Social and Governance) risk in Chile and an outstanding bank within the region. Last year we made progress on the MSCI evaluation and achieved an outstanding ranking in the Merco Talento and Merco Empresas surveys, where we were once again ranked as the best bank for attracting and retaining talented people and among the leaders in corporate reputation in Chile. In 2022, we prepared our first ESG Bond Framework for issuing environmental and social bonds, which is aligned with the UN's Sustainable Development Goals (SDG). The bank is also committed to developing entrepreneurs, along with Chile and its people over the long term, which undoubtedly lays the non-financial foundations that are required to build a sustainable bank.

I would like to conclude this message by sincerely thanking all of Banco de Chile's employees, since this year's accomplishments would not have been achieved without their support and dedication. Finally, I would like to thank our shareholders for the trust that they have placed in the board of directors that I have the honor of chairing.



PABLO GRANIFO LAVÍN
Chairman
Banco de Chile





CORPORATE
MESSAGES

1 ABOUT
US

2 ECONOMIC AND FINANCIAL
PERFORMANCE

3 CUSTOMERS

4 EMPLOYEES

A Word from
Our CEO

Dear Shareholders:

It is an honor to present you with the annual report and consolidated financial statements for 2022. All our capabilities were required to achieve the bank's objectives this year in a very difficult and uncertain environment. Once again, we honor our commitment to the development of Chile, its people, its businesses, and the sustainability of our corporation.

The extraordinary results achieved this year are partially due to non-recurring factors, such as high inflation, high interest rates and excess liquidity, and these are still returning to normal. But they are also a direct consequence of sound and prudent business management and the fruits of several strategic projects. We now have a modern customer service model with renewed remote channels, robust technological and cybersecurity architecture, together with significant productivity and digitalization achievements with new capabilities and talented people who can successfully overcome our challenges to sustain our bank's leadership.

Net income for 2022 was Ch$1,409 billion, well above our main competitors, and represents a return on average capital and reserves of 34%. As mentioned earlier, this result reflects the impact of this year's high inflation, which will partially offset the dilutive effect on share capital caused by inflation. Our net distributable income after deducting this effect was Ch$867 billion, equivalent to a return of 21%.

The economic value generated by Banco de Chile was Ch$5,027 billion in 2022, where Ch$2,346 billion was used to pay providers of financial resources, Ch$867 billion to pay dividends to shareholders, Ch$528 billion to pay employee compensation and benefits, Ch$443 billion to pay operating expenses, Ch$284 billion to pay the State in income taxes, property

taxes and others, Ch$14 billion to pay Financial Market Commission contributions and Ch$2 billion to support local communities. The economic value retained was Ch$543 billion.

I would like to mention the success of our Treasury, which skilfully took advantage of market volatility in terms of inflation, interest rates and exchange rates. The 13.5% increase in net commission income also contributed to this historic result, where our subsidiaries made a significant contribution.

This difficult and highly uncertain scenario will last at least through 2023. However, credit loss expenses remained limited as a result of historically low delinquent loans for most of the year. Nevertheless, we understand that delinquency indicators still do not fully reflect current economic conditions, so additional provisions of Ch$160 billion were recorded, bringing the total to Ch$700 billion by the end of the year, equivalent to 1.9% of total loans, which places us well above the industry and our main competitors.

Our business strategy prioritized profitable growth in loan volumes against the backdrop of a relatively subdued market. Thus, the commercial portfolio achieved a market share of 16.5% by the end of the year, a decrease of 59 basis points with respect to 2021. This reduction was partially due to the repayment of Fogape Covid and Reactiva loans. This portfolio demonstrated our commitment to entrepreneurs and small and medium-sized companies, as we lent more than Ch$3,000 billion during 2020 and 2021. We reinforced our commitment to this segment during 2022 by actively participating in the new Fogape Chile Apoya program launched at the end of the year. Both supply and demand reflected tighter conditions



for the mortgage portfolio, due to rising long-term interest rates and deteriorating lending conditions in general. The bank's growth was less than the market, leaving its market share at 15.2% as of the end of the year. Our consumer lending was more active than our competitors, so we increased our market share to 18.0% and strengthened our distinctive and competitive value proposition for our customers.

The scope of our digital transformation included implementing four fully online, universal onboarding solutions that were developed by our teams, tailored to our customers and encourage financial inclusion. They include the Digital Checking account, the FAN Emprende account and most recently the FAN Clan account. I am sincerely grateful to our teams who have been the architects of this collaborative journey that began in 2019 by launching the FAN Account, which has already been opened by more than 1 million customers. We also updated and strengthened our mobile applications and expanded their functionality.

We heavily invested in technology that strengthened the high service standards of our ATM network, web portal and mobile applications. We also improved the working methods and management practices of our account executives, by incorporating new CRM and advanced analytical tools that integrate the requirements of our customers. These improvements, together with other initiatives described in this integrated report, have increased our internal recommendation rates to above 70% and place us in an outstanding position compared to our main competitors.

Our efficiency and productivity improvements have limited the growth of operating expenses, while maintaining our drive for digitalization and technological

transformation. Accordingly, we created the Procurement Center of Excellence and the Commercial Systematics Program, which are already generating significant cost savings and productivity increases. Therefore, the 14.2% annual increase in operating expenses was mainly due to high inflation during the year and high variable compensation.

Sustainable development is one of Banco de Chile's strategic priorities, so we have focused on both the direct and indirect impacts of our business. We strengthened our Sustainability Strategy by approving a specific policy in 2021 that duly embeds Environmental, Social and Governance criteria. We understand that sustainability implies creating value for all our stakeholders, so we voluntarily developed social and environmental objectives that go beyond our legal obligations and impact them all.

At Banco de Chile we are committed to inclusion, non-discrimination and respect for diversity. Equal opportunities and gender equality are our hallmarks. Accordingly, we have developed various initiatives that honor women who are making positive changes to our society. We implemented the Women Who Inspire Program for the second consecutive year, which recognizes micro-entrepreneurs or leaders of social organizations who are leaving their mark on their communities. We also launched the Banco de Chile Innovative Woman award in 2022 for the first time to spotlight the successful initiatives of women who are innovating, creating value and accelerating sustainable development throughout Chile.

Our commitment to Chile led us once again to form the largest corporate volunteering corps in Chile and Latin America. This team worked for the Teletón

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CORPORATE
MESSAGES

1 ABOUT
US

2 ECONOMIC AND FINANCIAL
PERFORMANCE

3 CUSTOMERS

4 EMPLOYEES

A Word from
Our CEO

Foundation, as they have done uninterruptedly for 44 years. We resumed the traditional Banco de Chile Chilean Open Wheelchair Tennis Tournament after it had been involuntarily suspended for two years due to the pandemic, and we actively participated for the fifth consecutive year in Expo Inclusion, a meeting place that opens up opportunities for hundreds of people and migrants with disabilities.

We are committed to entrepreneurs, micro-enterprises and SMEs, and we have strengthened our SMEs for Chile Program, which is a comprehensive entrepreneurship ecosystem comprised of several strategic partners who specialize in many areas and foster the integral growth of SMEs. This year we developed the Seventh National Entrepreneurial Challenge Contest together with the Desafío Levantemos Chile Foundation and carried out entrepreneurial impact contests at universities and schools together with Universidad del Desarrollo, which fulfilled our corporate objective to encourage entrepreneurship from an early age and identify innovative solutions that promote Chile's sustainable development and teamwork.

I invite you to review further achievements in this integrated report, which were all appreciated by the financial community who selected us for several awards. These include the Best Bank award and one of the Best Companies in Chile for attracting and retaining talented people in Chile, according to the Merco Talento Chile 2022 ranking. We maintained our leadership position for the ninth consecutive year, by once again taking first place in the Banks and Financial Institutions sector. This also reflects our commitment to strengthening our culture and employee engagement, and to implement new approaches to working that encourage labor flexibility and employee wellbeing. We have once again been recognized as a company

with the Best Corporate Reputation in Chile, placing second out of 100 companies in the Merco Companies and Leaders 2022 ranking.

It is truly a source of pride and at the same time an enormous responsibility to belong to this great bank, which in 2023 will celebrate its 130th anniversary. I am personally committed, and so is our corporation, to making a tangible contribution to the growth and development of Chile, its companies and its people.

Finally, I would like to thank every single one of this institution's employees, as they are responsible, professional and committed to Banco de Chile and to Chile every day. It gives me great satisfaction to lead a fully dedicated team that can adapt to changes and achieves excellent performance, making us banking industry leaders and a national benchmark.

Edo Ebensperger

EDUARDO EBENSPERGER ORREGO
Chief Executive Officer
Banco de Chile



Banco de Chile

ABOUT US


About Us

Banco de Chile's tax ID number is 97.004.000-5. It is a banking corporation incorporated in the Republic of Chile in accordance with the General Banking Law. It was authorized by Resolution 132 dated September 17, 1996, issued by the Superintendency of Banks and Financial Institutions (now the Financial Market Commission). Banco de Chile's current bylaws are recorded in a public instrument dated April 9, 2012, granted by the Santiago Notary Office of Mr. Andrés Rubio Flores, which contains a summary of the minutes of an Extraordinary Shareholders' Meeting held on March 22, 2012. Banco de Chile is currently registered in the Santiago Commercial Registry on page 23,859, number 18,638 of 1996.

Banco de Chile's legal domicile is at Paseo Ahumada 251 and its contact information is as follows:

Website: www.bancochile.cl
E-mail: ir@bancochile.cl
Contact: Pablo Mejía Ricci, Head of Investor Relations

Banco de Chile dates back to 1893 when the financial institution was formed following the merger of the Valparaíso, Agrícola and Nacional de Chile banks. The institution consists of the bank and the following subsidiaries: Corredores de Bolsa, Administradora General de Fondos, Corredores de Seguros, Asesoría Financiera and Socofin. The bank formed a strategic alliance with Citigroup in 2008.

Banco de Chile has been playing a leading role in the Chilean financial industry, which began before the Chilean Central Bank was created in 1926 and General Banking Law was enacted. It has played a leading role in stabilizing the Chilean banking system, due to its soundness, profitability and contribution to the development of Chile. It plays a fundamental role in economic development and has become a financial and business benchmark.

The bank has always been renowned for providing a wide variety of specialized non-banking loan and financial products and services including securities brokerage, mutual fund management, investment banking, insurance brokerage and collections, to all segments of the Chilean financial market. Through this, it has built long-term relationships with customers, shareholders, employees and local communities. This is complemented by an alliance with Citigroup that gives its customers access to a broad network of services and correspondent banks abroad.

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PURPOSE

To contribute to the development of the country and its people.



MISSION

We are a leading, globally-connected financial corporation with a prestigious business tradition. We provide financial services of excellence to each customer segment, offering creative, agile and effective solutions and thus ensuring value creation for our shareholders, our employees and the community at large.



VISION

In everything we do, we constantly strive to be the best bank for our customers, the best place to work, and the best investment for our shareholders. We do so in a way that demonstrates our commitment to the people in our organization and the community in general.



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CORPORATE VALUES

Integrity, commitment, respect, loyalty, sound judgment, responsibility and fairness.



2022
at a Glance

Despite the difficulties experienced in 2022, Banco de Chile consolidated its leadership position within the industry as measured by various business indicators, particularly net income and profitability. It has maintained its position as one of the soundest private banks in Latin America according to Standard & Poor's and Moody's. Furthermore, it has confirmed that it remains committed to Chile and its people, and to achieving significant progress with its strategic objectives, such as digital transformation and improving productivity and sustainability.

Presence in Chile

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NCG 461
6.4



2 Arica and Parinacota Region (XV)
19

4 Tarapacá Region (I)
35

9 Antofagasta Region (II)
47

4 Atacama Region (III)
18

8 Coquimbo Region (IV)
50

Valparaíso Region (V) **31**
183

133 Metropolitan Region
1,020

Liberator General Bernardo O'Higgins Region (VI) **10**
77

12 Maule Region (VII)
60   **4** Ñuble Region (XVI)
24

Biobío Region (VIII) **16**
95   **13** Araucanía Region (IX)
57

Los Ríos Region (XIV) **4**
32

10 Los Lagos Region (X)
74

2 Aysén del General Carlos Ibáñez del Campo Region (XI)
4

Magallanes Region and Chilean Antarctic Territory (XII) **4**
15

Branches **266**
ATMs and intelligent self-service kiosks **1,810**



Principal Achievements

Leadership within the Chilean financial industry in terms of revenue, net income, fees and profitability.

The FAN Account was the bank's first account with online onboarding and has captured over 1 million customers.

The bank launched in 2022 three accounts with online onboarding: Digital Checking account, Fan Emprende for SMEs and Fan Clan for teenagers between 14 and 17 years old.

Banco de Chile was recognized as one of the three most responsible companies in Chile for its management of environmental, social and governance issues in the Merco ESG Responsibility Ranking.

The bank achieved the best rating in Chile among banks in the Sustainalytics ESG Risk Ratings.

Banco de Chile established its Sustainability Financing Framework, which can issue green, social or sustainability bonds and loans, and finance projects that have a positive environmental and social impact.

The European ranks Banco de Chile as "Bank of the Year", "Innovative Bank of the Year" and "Best Bank for Financial Inclusion of the Year" in the Global Ranking & Finance Awards 2022.

Banco de Chile was recognized as the "Best Bank in Chile" at the "World's Best Bank Awards" organized by Global Finance magazine.

Banco de Chile was ranked first place in the financial sector for the ninth consecutive year in the Merco Talento 2022 survey for attracting and retaining talented people.





CORPORATE
MESSAGES

1 | **ABOUT US**

2 | ECONOMIC AND FINANCIAL PERFORMANCE

3 | CUSTOMERS

4 | EMPLOYEES

2022
at a Glance

Key Figures

FINANCIAL PERFORMANCE

Ch$ **55,255**
billion in assets

Ch$ **36,695**
billion in loans

Total loans



63% Retail segment + Subsidiaries

37% Wholesale segment + Treasury

+7.2%
growth in
total loans



Economic value generated
Ch$ **5,027,143**
million

Return of 34.3%
on average capital
and reserves

31.9%
Efficiency ratio

Net income before taxes



52% Retail segment + Subsidiaries

48% Wholesale segment + Treasury

Ch$ **1,409**
billion
in net income



CUSTOMERS

1.3 million
checking accounts
+9%



2.4 million
customers
+6%

75.3%
net promoter score



+19%
increase in electronic
funds transfers



monthly
average of
54 million
public website visits
+6%



+27%
in digital customers

+1 million
FAN accounts



602
thousand
customers
who use loyalty
program benefits


2022
at a Glance

Key Figures

EMPLOYEES



12,550
Total corporation



10,610
Banco de Chile
employees



1,940
Subsidiary
employees



52%
women



48%
men



47%
internal mobility

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496,736
hours of training



92.23%
satisfaction in Workplace
Climate Survey



1.36%
of the workforce
has a disability



COMMUNITY



Ch$5,902
million
in social investment(*)

8,590
volunteers



45,851
volunteer hours
(equivalent to
5,731 working days)

FINANCIAL EDUCATION PROGRAM



3,995
benefited from the Count on Chile ("Cuentas con el Chile") program

64
volunteers
from Banco de Chile

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819
community outreach activities supporting the Commitment to Chile objectives



44,386
beneficiaries in total

(*) Includes tax-exempt and non-tax-exempt donations, sponsorships, SENCE tax credits in the form of mandated and pre-contract scholarships and other activities developed to promote the Commitment to Chile and sustainability.


2022
at a Glance

Key Figures
ENVIRONMENT



Seals earned:
Huella Chile Quantification

Huella Chile Reduction

Blue Commitment launched

100% renewable energy as an unregulated customer and by purchasing I-REC Certificates

-19.5%
(32.2 GWh as of 2022)
energy consumption

-57%
(258 tons as of 2022)
paper consumption

a recycling network was implemented throughout Chile

The base year for comparatives was 2018.

SUPPLIERS



10 days — average payment term for SME suppliers

14 days — average payment term for other suppliers

5,633
local suppliers

97%
local supplier spending as a percentage of total procurement

5,700
total suppliers



Stakeholder Engagement

Banco de Chile keeps several communication channels open with its stakeholders in order to gather information, respond to questions and manage concerns regarding many issues. It actively participates in social media and has special channels for managing questions and requests.

Stakeholders	Engagement Objectives	Mechanisms and/or Channels of Communication	Frequency
Customers	• Offer excellent, integrated services, with personalized, agile and proactive customer service, in order to build long-term, trust-based relationships. • Use permanently available service channels to keep customers informed in a timely, appropriate manner • Provide differentiated financial solutions featuring quality, innovative products and services for each customer segment	www.bancochile.cl Branches Telephone banking service 600 637 37 37 Mobile applications Social media https://cl.linkedin.com/company/banco-de-chile Twitter and Instagram: @bancodechile | @bancoedwards @ayudaBancoChile Facebook: bancodechile | bancoedwards	Ongoing
Shareholders	• Be the best long-term investment option by maintaining a leading position and sustainable returns. • Promote operational efficiency and productivity in order to encourage prudent risk management based on integrity and transparency	Annual general shareholders' meeting Annual Report and 20-F Report Financial reporting Investor Relations: ir@bancochile.cl Webcasts Website	Annual Annual Monthly Ongoing Quarterly Ongoing
Employees	• Offer merit-based development opportunities with competitive compensation and economic benefits • Promote a respectful, polite work environment in a location equipped with the appropriate technology and infrastructure	Intranet E-mails *Soy Del Chile* app on Microsoft Teams Competency Assessment Counseling Program (*Programa Orienta*) My Health Program (*Programa Mi Salud*) Quality of Life Program Active Chile Program Point Bank Team meetings Contact: comitedeetica@bancochile.cl apoyolaboral@bancochile.cl centroatencionpersonas@bancochile.cl	Ongoing
Community	• Promote financial education • Facilitate a more equitable society that offers greater opportunities through inclusion of persons with disabilities • Manage the business in an environmentally respectful manner • Support SMEs and entrepreneurs in developing their businesses	Contact: sostenibilidad@bancochile.cl www.bancochile.cl	Ongoing
Suppliers	• Build long-term collaborative supplier relationships based on transparency, competition, efficiency, respect and objectivity • Streamline and increase the effectiveness of processes for supplying goods and services • Ensure that services are hired and goods are acquired under market conditions • Ensure that the bank's obligations are paid in accordance with the terms and conditions of supplier contracts	Contact: proveedores@bancochile.cl denunciasley20393@bancochile.cl	Ongoing

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NCG 461

6.3


2022
at a Glance

Banco de Chile Awards 2022

Innovative Digital Bank of the Year
The European

Best Bank at Attracting and Retaining Talent
Merco Chile

Best Bank in Chile
Global Finance

Bank of the Year
The European

SECOND PLACE
Best Corporate Reputation
Merco Chile

THIRD PLACE
ESG Responsibility
Merco Chile

Best Digital Banking Solution
Chócale

Best Bank for Financial Inclusion
The European

Partnerships and Memberships



Contributions to Foundations

- ABC Sports Club
- Mater Renal Aid Corporation for Children with Kidney Disease
- Desafío Levantemos Chile Foundation
- Chile Without Cancer Foundation
- DEBRA Chile Foundation
- Enseña Chile Foundation
- Hogar de Cristo Foundation
- Las Rosas Foundation
- Las Rosas de Ayuda Fraterna Foundation
- Marcelo Astoreca Foundation
- Mi Casa Foundation (formerly José Manuel Trivelli Street Work Foundation)
- Refugio de Cristo Foundation
- Teletón Foundation
- Chilean Maritime League
- Unpade Magallanes Foundation

Bi-National Chambers of Commerce

- German-Chilean Chamber of Commerce and Industry (Camchal)
- Chinese-Chilean Chamber of Commerce, Industry and Tourism
- American-Chilean Chamber of Commerce

Regional Organizations

- Industrial Association of the Fifth Region
- Regional Chamber of Commerce and Production
- Santiago Chamber of Commerce
- Maule Advancement Board

Trade, Institutional and Other Organizations

- Chilean Chamber of Construction
- Corporation for Regionalization of the Bíobío
- Social Union of Christian Business Owners and Executives
- ICARE
- Libertad y Desarrollo
- Center for Public Research
- País Digital Foundation
- Paz Ciudadana Foundation
- Pontificia Universidad Católica de Chile
- Acción Empresas Foundation
- Association of Banks and Financial Institutions

International Initiatives

- Dow Jones Sustainability Index
- Global Reporting Initiative (GRI)
- International Swaps and Derivatives Association, INC
- United Nations Global Compact
- Principles for Responsible Investment (PRI)
- Sustainability Accounting Standards Board (SASB)

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Banco de Chile

History

> Banco de Chile is a leading financial institution in the Chilean banking industry with 129 years of history. The bank has always played a key role the economic development of Chile and its people.

18**93**

The corporation's beginnings date back to the end of the 19th century when Banco de Valparaíso, Banco Nacional de Chile and Banco Agrícola merged to form Banco de Chile banking corporation. The bank began operating the following year with a network of 25 branches throughout Chile.

19**26**

Banco de Chile relocated its headquarters from the former offices of Banco Nacional de Chile at Huérfanos 930 to a brand-new building at Ahumada 251.

19**30**

Banco de Chile overcame the economic crisis thanks to a sound capital base.

19**60**

Following a major earthquake and tsunami in Valdivia, it provided support for the devastated region with special loan resources to help rebuild the hardest hit areas.

The 19**70s**

The Chilean State Development Corporation (CORFO) became Banco de Chile's largest shareholder in 1973 as a result of a process to nationalize the banking industry. In 1975, ownership and control of the bank were transferred to private investors.

19**82**

Banco de Chile became international by opening a branch in New York, USA.

19**83**

Amidst a global and local financial crisis, authorities intervened to protect its deteriorated loan portfolio and base capital.

19**86/87**

Banco de Chile acquired the assets and liabilities of Banco Continental. Thirty thousand new shareholders were incorporated through "popular capitalism". Banco de Chile absorbed Banco Morgan Finanza.

19**96**

Banco de Chile changed its name to SM-Chile S.A., in order to resolve the subordinated debt problem. A subsidiary of SM-Chile S.A. was incorporated and all the assets and liabilities of the former Banco de Chile including its name were transferred to it. Another subsidiary called SAOS S.A. was incorporated, which acquired its liabilities to the Chilean Central Bank.

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The 20**00s**

The merger with Banco de A. Edwards was completed in 2002, and in 2008 Banco de Chile absorbed the assets and liabilities of Citibank Chile, the Chilean subsidiary of Citigroup Inc. Concurrently, Citigroup partnered with Quiñenco to share ownership of LQ Inversiones Financieras S.A.

The 20**10s**

Following successful capital increases, Banco de Chile's stock was included in the MSCI stock index. Banco de Chile was also listed on the Dow Jones Sustainability Index Chile (DJSI) as a result of its sustainability strategy, which strives to strengthen its commitment to the development of Chile and its inhabitants.

LQIF carried out a secondary offer for Banco de Chile's shares in 2014, which reduced its interest to 51%. The bank repaid all its subordinated debt to the Chilean Central Bank in 2019, which contributed to its free float significantly increasing to 44%.

2020/**2022**

The bank implemented several initiatives to help mitigate the effects of the pandemic, and was recognized as the bank that provided the most community support during this difficult time.

It successfully launched the FAN Account, a debit account with fully online onboarding and access to all the bank's platforms and benefits. This account was followed by other online accounts called FAN Emprende, Fan Clan and the digital checking account.

The bank's progress with sustainability issues has been recognized by various local and international entities.

A US$500 million bond was issued on the global market under US Rule 144A/ Regulation S, to fulfill its strategy of diversifying its liability structure and financing its long-term growth. It created the first Sustainability Financing Framework, to facilitate the issuance of Environmental and Social Bonds.




Banco de Chile

Banco de Chile Ownership and Stock Performance

Banco de Chile's main shareholder is the LQIF Group, which directly and indirectly owns 51.15% of its shares and belongs to Quiñenco S.A. and Citigroup Inc., who own 50% each.

A strategic partnership agreement between Quiñenco and Citigroup gives control over LQIF to Quiñenco and to the companies directly and indirectly controlled by LQIF. There were no significant changes in shareholdings during 2022.

Ownership and Control

NCG 461
2.3.1
2.3.2
2.3.3

Ergas Group

Quiñenco S.A.

50%

3.0%

LQIF Group

51.2%

𝕭𝔞𝔫𝔠𝔬 𝔡𝔢 𝔠𝔥𝔦𝔩𝔢

50%

45.8%

Citigroup Inc.

Free Float

LQ Inversiones Financieras S.A. and Inversiones LQ SM Ltda. (LQIF Group), subsidiaries of Quiñenco S.A., and Citigroup Inc., directly control 51.15% of the shares of Banco de Chile. Under the strategic partnership agreement between Quiñenco and Citigroup Inc. for the merger by incorporation of Citibank Chile into Banco de Chile, Citigroup Inc., took a shareholding in LQIF, with an initial holding of 32.96%, which it later increased to 50% of that company. An essential feature of this partnership is the agreement that Quiñenco will at all times continue to be the controller of LQIF and the companies that LQIF directly or indirectly controls. The main shareholders of Banco de Chile are described in Note 28 of the consolidated financial statements.



Market Information

Banco de Chile's stock is listed on the Santiago Stock Exchange and the Chilean Electronic Exchange. It also trades on the New York Stock Exchange under the American Depositary Receipts (ADR) program, where one American Depositary Share (ADS) is equivalent to 200 local shares. As of December 31, 2022, the bank had 101,017,081,114 subscribed and paid shares, which are identified locally with the ticker "Chile" and on the New York Stock Exchange with "BCH". The bank's stock outperformed the MSCI Latam and IPSA indices, while the local and global economies were deteriorating.

The stock was valued at Ch$88.0 as of December 31, 2022.



**Banco de Chile Stock Performance
MSCI Emerging Markets and IPSA (basis 100)**

— Banco de Chile   — MSCI Latam   — IPSA




Banco de Chile

Banco de Chile's Share

	Closing Price	Average Price[1]	Number of Shares Traded	Total Value Traded[2]	Average Daily Value Traded
Local Share	(Ch$)	(Ch$)	(millions)	(MUS$)	(MUS$)
2021	**66.6**	**75.8**	**26,747.8**	**2,648.3**	**10.6**
Q1	84.9	80.9	5,519.7	614.5	9.8
Q2	72.5	77.0	6,097.2	649.7	10.7
Q3	74.8	71.9	5,208.4	485.0	7.6
Q4	66.6	73.7	9,922.5	899.2	14.5
2022	**88.0**	**84.5**	**34,836.4**	**3,400.2**	**13.6**
Q1	84.2	81.7	7,904.3	790.7	12.4
Q2	83.5	85.2	10,375.4	1,054.4	17.0
Q3	85.2	85.4	10,768.0	1,010.7	16.0
Q4	88.0	85.7	5,788.7	544.4	8.9

ADR	(US$)	(US$)	(millions)	(MUS$)	(MUS$)
2021	**15.7**	**20.0**	**26.5**	**530.5**	**2.1**
Q1	23.6	22.4	5.9	130.2	2.1
Q2	19.8	21.5	7.8	165.1	2.6
Q3	18.5	18.6	5.8	107.6	1.7
Q4	15.7	17.8	7.1	127.5	2.0
2022	**20.8**	**19.4**	**38.7**	**745.1**	**3.0**
Q1	21.4	20.3	6.6	135.4	2.2
Q2	18.2	20.2	10.1	201.9	3.3
Q3	17.7	18.5	11.4	211.3	3.3
Q4	20.8	18.7	10.5	196.5	3.1

NCG 461

2.3.4

Source: Bloomberg.
(1) Average price is calculated as the sum of the monetary value of each transaction, divided by the total number of shares traded in the period.
(2) Total traded volume is the sum of the prices of the transactions multiplied by the number of shares related to each price.

Ratios per Share

	2018	2019	2020	2021	2022
Income before Taxes (Ch$)	7.4	7.6	5.8	9.6	**16.7**
Net Income (Ch$)	5.9	5.9	4.6	7.8	**14.0**
Distributable Net Income (Ch$)[1]	5.0	5.0	3.6	5.3	**8.6**
Price-Earnings	16.8	13.6	15.8	8.5	**6.3**
Price-to-Book[2] (times)	3.0	2.3	2.0	1.6	**1.8**
Total number of shares as of December 31 of each year	101,017,081,114	101,017,081,114	101,017,081,114	101,017,081,114	101,017,081,114

(1) Defined as the amount that would result from deducting from net income for the year the price-level restatement of paid-in capital and reserves based on the variation in the Consumer Price Index from November of that year to November of the prior year.
(2) Includes capital, reserves, revaluation accounts and retained earnings from prior years.

At ordinary board meeting 2,918 held on March 12, 2020, Banco de Chile's board agreed that provisions for minimum dividends must be recorded for the monthly balance of net income calculated as net income for the period, plus or minus inflation adjustments to share capital and reserves according to changes in the Consumer Price Index between the previous month and November of the previous year. It also agreed to provide for a minimum dividend of 60% of the amount calculated in that way.

Banco de Chile had a solid risk rating as of December 31, 2022. It had national risk ratings from Fitch and Feller Rate, and international ratings from Moody's and Standard & Poor's (S&P).

Banco de Chile issued Ch$1,140 billion in long-term bonds on domestic and international markets during 2022.



NCG 461

2.3.4



Banco de Chile

Risk Rating

Local Rating for Banco de Chile

Banco de Chile	Fitch	Feller-Rate
Short-term	N 1+	N 1+
Long-term	AAA	AAA
Mortgage bonds	AAA	AAA
Bonds	AAA	AAA
Junior bonds	AA	AA+
Shares	First Class Level 1	First Class Level 1
Outlook	Stable	Stable

International Rating for Banco de Chile

Banco de Chile	Standard & Poor's	Moody's
Foreign currency		
Short-term	A-1	P-1
Long-term	A	A2
Local currency		
Short-term	A-1	P-1
Long-term	A	A2
Outlook	Negative	Stable



Risk Factors

Volume growth and operating results depend on economic trends and variables such as inflation, unemployment and interest rates. A deterioration in the economy could have an adverse effect on the growth of our business and the banking industry in general.

Changes in global economic conditions can have significant consequences for the Chilean economy. Thus, factors such as geopolitical events, trading partners changing their economic policies and changes in commodity prices may materially impact the Chilean economy.

The loan portfolio may not continue to grow at a similar pace to the past, due to factors such as changes in economic trends, regulatory changes and structural changes as a result of measures to combat the COVID-19 pandemic.

The growth of our loan portfolio in riskier segments may expose us to increased loan losses, which would require higher provisions.

Our results of operation depend greatly on our net interest income, which is affected by interest rate volatility and inflation. Changes in these variables could affect the the interest rates earned on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities, resulting in net income reduction. Inflation and interest rates are sensitive to several factors beyond the bank's control.

Market instability could adversely affect our results of operations and the value of our securities. Any volatility in market factors like interest rates, inflation, exchange rates, etc., could have a material adverse effect on our results of operations.



Changes in political factors could impact our profitability. These include events such as social instability and drastic changes in economic policies and potential changes that could arise from changes in the Constitution or new governments.

Regulatory restrictions regarding capital requirements, deposit reserves, liquidity, loan loss allowances, consumer protection and bankruptcy may limit our business and affect our financial results.

Changes in the capital market structure and tax regimes may affect our financial results.

The current credit ratings determine the cost and the terms upon which we are able to obtain funding. Rating agencies evaluate us by taking into account diverse factors, including our financial strength, the business environment and the economic backdrop in which the bank operates. Thus, any downgrade in Chile's or the bank's credit rating could increase our cost of funding.

The Chilean market for financial services is highly competitive. We compete with Chilean and foreign banks and with other providers of financial services that are not part of the banking industry. These dynamics may adversely impact our results of operations as they may translate into higher interest rates paid on deposits and lower interest rates earned on loans, resulting in a decreased net interest margin.

Judgments and estimates affect the value of assets, liabilities, revenues and expenses in our financial statements. Estimates and assumptions are based on historical experience, expert judgment and other factors, including expectations of future developments under certain alternative scenarios. Although assumptions and estimates are evaluated and revised on a continuous basis, we cannot rule out that projected scenarios could dramatically change in the short term, causing a severe impact on fundamentals and estimates.

Operational problems, fraud, errors, criminal events or terrorism may have a material adverse impact on our business, financial condition and results of operations.

Cybersecurity events or interruptions could negatively affect our reputation or results of operations and may result in litigation.

Despite our policies and procedures to detect or prevent money laundering and other financial crime activities, we may not be able to fully detect them or on a timely basis.

Reforms to labor and pension laws as well as labor strikes or slowdowns could adversely affect our results of operations.

Pandemics such as COVID-19 and any new variants, or any other health crisis that impacts the economy, may affect our financial position and results.

Risk exposure is managed by the bank's various corporate governance bodies, which are described in the Risk Management and Corporate Governance chapters of this Annual Report.



The Value
We Create

Banco de Chile's business model is inspired by the purpose of contributing to the development of Chile and its people, which is aligned with its commitments to its diverse stakeholders.



Our Customers

We aim to provide the best service quality, and offer innovative, simple, safe and secure products and services that are designed to meet the aspirations of each segment, with timely, agile and proactive customer service that builds trusting, long-term relationships. This requires customer service channels that are always available, provide fluid and timely communication, and employees with a vocation for customer service and digital knowledge.



Our Shareholders

We repay our shareholders' trust by maximizing the bank's value, based on responsibility, prudence and a long-term business vision. We implement our strategies by appropriately managing risk and developing a culture of operational excellence in order to maintain the bank's sustainable leadership.



Our Community

We are convinced that our success is linked to the sustainable development of Chile and the community. Therefore, our commitment to society is expressed every day by our support for various initiatives to overcome adversity, through internal policies and support for emblematic charitable causes. We also respect diversity and inclusion, entrepreneurship, environmental care, equity and governance.



Our Employees

We are certain that our employees are a distinguishing asset and a solid competitive advantage in the industry. This is based on their commitment, dedication and excellence. Therefore, we offer merit-based development and growth opportunities, competitive compensation, and financial and wellbeing benefits. We promote a respectful, polite and collaborative working environment in a location equipped with appropriate technology and infrastructure. We have built a homogeneous and unique culture, based on commitments, corporate values and participation in social activities, aspiring to be recognized as the best place to work and the best banking team in Chile.



We have a three-dimensional strategy: Customer-Centricity; Efficiency and Productivity; and Sustainability and Commitment to Chile.

- **Customer-Centricity** "To Be the Best Bank for Our Customers". Our customers are the primary motivation for our work. They are the anchor for all our business decisions. This vocation requires offering innovative and simple value propositions, tailored to their needs throughout their lives.

- **Efficiency and Productivity** "Fast, Timely, Secure and Digital". We are convinced that efficiency and productivity are prerequisites to build an agile and modern bank and for the medium-term development of our leadership. Developing innovative, effective, automated, secure and online processes are essential to achieving progress.

- **Sustainability and Commitment to Chile** "An Appreciated Bank with a Solid Reputation", "A Bank that Supports Entrepreneurship". We are committed to Chile's development and the progress of its people, working to improve their quality of life without compromising the wellbeing of future generations, while driving economic growth with environmental balance and equal opportunities.

Our **Transformation Plan** contains the initiatives and projects that will achieve medium and long-term objectives covering six aspects: **Accelerate Digital Solutions, Strengthen Commercial Activity, Increase Productivity, Drive Technological Evolution, Develop Skills and Talent, and Manage Sustainability and Commitment to Chile.**

- **Accelerate Digital Solutions:** This is a core aspect that affects commerce, efficiency and technological evolution. It aims to strengthen and improve the supply of digital products and services, by optimizing processes and technological renovation in order to improve accessibility to all remote channels.

- **Strengthen Commercial Activity:** This aspect aims to improve our value propositions to match new trends and customer expectations, in order to sustain profitable business growth. Its projects and initiatives encompass channels, platforms, service centers and commercial dynamics, and it incorporates greater technology, efficiency, automation and simplicity into our processes.

- **Increase Productivity:** This aspect adds to our strategic plan and is driven by identifying opportunities based on gap analysis compared to best practice, in order to demonstrate that excellence in efficiency and productivity is an indispensable requirement for leadership.

- **Drive Technological Evolution:** This aspect encourages the bank's technological architecture to progressively evolve, to keep it modern, flexible, scalable and in line with leading market practices, and establish highly automated and integrated software development processes that accelerate our ability to implement digital transformation.

- **Develop Skills and Talent:** This aspect develops cultural and behavioral changes with the objective of addressing new situations and approaches to employee engagement and relationships among employees. It aims to encourage cultural transformation, collective practices and individual behaviors based on the bank's values, cooperation attributes and intangible aspects.

- **Manage Sustainability and Commitment to Chile** This is a core aspect that affects all the dimensions of the Transformation Plan, covering diversity, inclusion, education and entrepreneurship, emergency response, contribution to the environment, and sustainable management. It requires communication that reinforces corporate values and culture, manages stakeholders and builds alliances with expert foundations and public and private organizations.


The Value
We Create

Banco de Chile's Strategy at a Glance

RESOURCES	STRATEGY AND VALUE CREATION

FINANCIAL

- Sustained profitability leadership
- Robust capital base and demand deposits
- Solid risk rating

HUMAN AND CULTURAL

- Capacity to attract and develop talent
- Collaborative work culture
- Leader in risk management

ORGANIZATIONAL

- Brand value
- Sound corporate governance
- Digital banking leader
- Global presence through strategic partnership with Citigroup

SOCIAL

- Outstanding corporate reputation
- Solid supplier relationships
- Wide customer base
- Longstanding relationships with investors
- Recognized promoter of inclusion and entrepreneurship

1 We are inspired by our **purpose** and guided by a vocation for the **customer**, **a commitment to Chile** and **productivity**.

2 We adapt to change through our **Transformation Plan**, which guides our efforts to sustain our leadership.

3 We are constantly building a distinctive culture, characterized by **collaboration**, leadership and team spirit.

INTEGRITY · COMMITMENT · RESPECT · LOYALTY · PRUDENCE · RESPONSIBILITY · FAIRNESS

TRANSFORMATION PLAN

STRATEGIC PRIORITIES

PURPOSE

WHY

HOW

WHAT

RISKS AND THE ENVIRONMENT

SOCIAL-CULTURAL	REGULATORY	TECHNOLOGICAL



Drive technological evolution
Increase productivity
Accelerate digital solutions
Strengthen commercial activity
Develop skills and talent
Manage sustainability and commitment to Chile
With efficiency and productivity
With customer-centric decision making
With collaboration
Committed to sustainability and Chile
Contributing to the development of Chile and its people
RISKS AND THE ENVIRONMENT
ECONOMIC
ENVIRONMENTAL
COMPETITION

STAKEHOLDERS

CUSTOMERS

- **+2.4 million** customers
- **Customer satisfaction leader** among peer banks
- **1.3 million** current accounts
- **+1 million** FAN accounts
- **+1.1 million** debtors

SHAREHOLDERS

- **BCh$540** distributed in dividends in 2022
- **ROAC 34.3%**
- Free float **45.8%**
- **Listed on the NYSE and local stock exchanges**

EMPLOYEES

- **First place in attracting** talented people in the financial industry
- **+496,000** training hours
- **92.2%** satisfaction in workplace climate survey

COMMUNITY

- **MCh$5,902** in social investment
- **Women Who Inspire** program
- **Corporate volunteer** program
- **Count on Banco de Chile** financial education program
- **Second place** Best Corporate Reputation - Merco



The Value
We Create

Business Units

Banco de Chile provides all segments of the Chilean financial market with a wide range of specialized non-banking loan and financial products and services.

Its business and value propositions are divided into four business units, given its wide diversity of customers, ranging from individuals to private banking customers and from micro-entrepreneurs to large corporations.

GRI
2-6

NCG 461
6.1
6.2



Banco de Chile

Retail Banking	Wholesale Banking	Treasury	Subsidiaries
Individuals and SMEs	**Large Companies**	**Treasury**	Banchile: General fund management
Individuals and micro-entrepreneurs	Chilean companies with annual sales between UF70,000 and UF3,000,000.	Institutional customers	Banchile: Stock brokerage
Small and medium-sized companies with annual sales up to UF70,000.	**Corporations**	Corporate customers and large companies	Banchile: Insurance brokerage
	Chilean companies with annual sales over UF3,000,000.	Private and Preferred Banking customers	Banchile: Financial advisory services
	Special Business		Collection services (Socofin)
	Real estate and construction		
	Family office		

Retail Banking

This business unit provides universal financial solutions to everyone in Chile: students, workers, the self-employed, retirees and micro, small and medium-sized companies with annual sales of up to UF70,000.

The value proposition reflects how customers interact with the bank, whether in person or online, according to their needs for the simplest to the most sophisticated products and services, with differentiated value propositions for the relational and transactional segments.



This division's financial products and services include checking accounts, debit cards, credit cards, lines of credit, mortgage loans, consumer loans, commercial loans, general purpose mortgage loans, finance leases, factoring services, mutual fund management and stock brokerage, foreign trade, payments and collections, insurance brokerage including life and general insurance, time deposits, savings instruments and foreign currency services, through a network of branches operating under the "Banco de Chile" and "Banco Edwards Citi" brands.

Wholesale Banking

This business unit provides banking products and services to companies with annual sales that exceed UF70,000, which include a large proportion of Chilean listed and unlisted companies, subsidiaries of multinational companies and conglomerates operating in Chile, in the financial, commercial, manufacturing, industrial, infrastructure, real estate and construction sectors, as well as projects, concessions, family offices and large companies.

This business unit provides a wide range of products that include short and long-term commercial loans, working capital loans, lines of credit, corporate credit cards, foreign trade and foreign currency brokerage, factoring services, leases, non-residential mortgage loans and long-term syndicated loans. Investment banking services are provided by the subsidiary Banchile Asesoría Financiera S.A., such as transaction structuring services for mergers and acquisitions and assistance with debt restructuring. It provides cash management services, which include paying payroll, suppliers, pensions and dividends, collection services, connections to international funds transfer networks and traditional deposit products, particularly checking accounts. It provides traditional lending products, a wide range of non-lending services related to project finance, deposit and fund management, treasury and investment management, derivative contracts, insurance brokerage, and other tailored services.


The Value
We Create

Large Companies

Products and services aimed at Chilean companies with annual sales of between UF70,000 and UF3,000,000, using a team that specializes in the agricultural sector, separated into three sub-segments based on customer sales.

It offers traditional lending products and specific products such as leasing, factoring, foreign trade, and cash management services like current account management, payments and collections. Its value proposition is complemented by treasury and investment products and financial advisory services.

Corporate Banking

Products and services for Chilean companies with annual sales over UF3,000,000, with a specialized customer service model segmented by sector, and multinational companies with a global relationship with Citibank NA. The main subsegments are: Financial Institutions, Large Retailers, Natural Resources/Infrastructure and Public Sector, Concessions and Multinationals.

The Corporate Banking Division offers checking accounts, lending products, transactional banking services, payments, collections, financial risks coverage, representation and asset custody, investment banking products, capital markets products, foreign exchange transactions, advisory services for initial public offerings, capital increases, sales and purchases of blocks of shares, private capital placements, public share tenders, mergers and acquisitions, company valuations, bond issuances, and syndicated loans.



Special Business

This unit serves real estate and construction banking, a highly specialized segment where the bank differentiates itself with a customer-centric value proposition. Its customer service model uses account executives who are experts in the field and a coverage team who can provide tailor-made products. It serves high net worth family office customers with professionalized management structures, who require a value proposition with cash management products and investment services, as well as structured finance and derivative products. Account executives for traditional financial products and the Banchile Inversiones team play a very important role in their customer service model.



Treasury

The Treasury provides a wide range of financial services including foreign exchange brokerage, forward contracts, interest rate swaps, repurchase agreements and other investment products based on bonds, mortgage bonds and deposits.

It centrally manages currency, interest rate and term mismatches, ensures that liquidity is sufficient, manages the investment portfolio and brokers fixed-income, foreign exchange and derivative instruments. It manages interest rate mismatches with the aim of securing a suitable financing structure and diversifying its sources of finance.

Treasury is also responsible for: (i) issuing short and long-term senior bonds and long-term subordinated bonds in Chile or abroad, (ii) supervising compliance with regulatory limits that apply to deposits, technical reserves, maturities and mismatched exchange rates, (iii) supervising compliance with margins defined by regulatory limits, and risk limits for interest rate, currency and investment mismatches. It monitors the bank's cost of funds by benchmarking it with the rest of the local financial system and financing alternatives in Chile or abroad.

Subsidiaries

Banco de Chile's subsidiaries complement its value proposition for current and potential customers by providing specialized financial services, such as stock brokerage, foreign exchange brokerage, mutual fund and investment fund management, insurance brokerage, financial advisory services, investment banking, and collection services.

Most of its subsidiaries operate under the Banchile brand, with the exception of Socofin. They offer the following financial services to our customers:

Banchile Administradora General de Fondos	Banchile Corredores de Bolsa	Banchile Corredores de Seguros	Banchile Citi Global Markets (Financial Advisors):	Socofin
This subsidiary is the largest fund manager (AGF) in Chile, with more than US$10 billion in assets under management and 22.2% market share in mutual funds.	This subsidiary is the largest stock broker in Chile. It provides equities and fixed-income brokerage and currency exchange services to individuals and companies through the bank's network of branches and remote channels.	This subsidiary provides insurance brokerage services through a wide distribution network, and has a broad range of fully online insurance contracts. It provides a competitive offering of individual and group policies and provides advice to customers.	This subsidiary provides investment banking services to corporate customers, which includes advising on mergers, acquisitions, liability restructuring, debt and equity issuances, project financing and strategic partnerships.	This subsidiary is responsible for the bank's collection and restructuring processes, with more than 20 years of relevant experience.

NCG 461

6.5.1



The Value
We Create

Sustainability Financing Framework

Banco de Chile is building a sustainability culture by adopting internal policies, mechanisms and processes that progressively embed ESG principles. Banco de Chile established a Sustainability Financing Framework in 2022 within its Sustainability Strategy, which reaffirms its commitment to Chile and to contributing to the development of Chile and its people.

This Framework is aligned with the International Capital Markets Association (ICMA) 2021 Sustainable Bond Guidelines, the 2021 Green Bond Principles (GBP), the 2021 Social Bond Principles (SBP), as well as the Loan Market Association (LMA) 2021 Green Lending Principles and 2021 Social Lending Principles.

The Sustainability Financing Framework has eligibility criteria for eight social and environmental areas and is referred to for any green, social or sustainable financing from Banco de Chile.

SASB
FN-CB-410a.2
FN-IB-410a.3

Eligibility Criteria	Alignment with SDGs
Financing for micro, small and medium-sized businesses and women-owned businesses	5 GENDER EQUALITY / 8 DECENT WORK AND ECONOMIC GROWTH
Financial education	8 DECENT WORK AND ECONOMIC GROWTH / 10 REDUCED INEQUALITIES
Basic infrastructure	1 NO POVERTY / 10 REDUCED INEQUALITIES
Low-income housing	1 NO POVERTY / 10 REDUCED INEQUALITIES

Eligibility Criteria	Alignment with SDGs
Energy efficiency	5 GENDER EQUALITY / 11 SUSTAINABLE CITIES AND COMMUNITIES
Renewable energy	7 AFFORDABLE AND CLEAN ENERGY / 13 CLIMATE ACTION / 12 RESPONSIBLE CONSUMPTION AND PRODUCTION
Sustainable buildings	11 SUSTAINABLE CITIES AND COMMUNITIES
Clean transportation	13 CLIMATE ACTION

Corporate
Governance

Banco de Chile adheres to principles that regulate its Corporate Governance, with the objective of creating sustainable value for the bank and its stakeholders. These principles are described in Banco de Chile's General Corporate Governance Principles, approved by its board of directors and published on its website[1] and in various internal policies, standards and procedures.

These principles are self-regulatory and guide the board of directors and the management of Banco de Chile, all its employees and its subsidiaries' employees. They are based on the bank's by-laws [2], code of conduct [3], recommendations from international organizations and on relevant laws, such as the General Banking Law, the Corporations Law, the Securities Market Law and regulations issued by the Chilean Central Bank and the Financial Market Commission (CMF).

The bank has internal self-regulatory mechanisms to ensure compliance with current regulations and adherence to Banco de Chile's corporate values, while creating value for shareholders, customers, employees, the community and the market in general.



GRI

2-9

2-10

2-11

2-12

2-13

2-15

2-18

2-19

2-24

NCG 461

3.1

1/ https://portales.bancochile.cl/nuestrobanco/es/gobierno-corporativo/
   principios-generales-de-gobierno-corporativo/valores-corporativos
2/ https://portales.bancochile.cl/nuestrobanco/es/gobierno-corporativo/
   principios-generales-de-gobierno-corporativo/estatutos-y-junta-de-
   accionistas
3/ https://portales.bancochile.cl/nuestrobanco/es/gobierno-corporativo/
   principios-generales-de-gobierno-corporativo/codigo-de-conducta

Note: Issues related to its sustainability strategy and ESG management, such as policy approvals, are reviewed at least quarterly by the board of directors and addressed by the Sustainability Committee chaired by the Chief Executive Officer.


Corporate
Governance



Banco de Chile and Subsidiary Committees

Board Committees

Directors' and Audit Committee	Portfolio Risk Committee	Board of Directors Credit Committee	Finance, International and Market Risk Committee	Anti-Money Laundering and Terrorism Financing Prevention Committee	Superior Operational Risk Committee	Leasing Committee	Factoring Committee	Executive Insurance Committee	Capital Management Committee

GRI 2-9

Senior Management Committees

Senior Management Committee	Financial Reporting Disclosure Committee	Ethics Committee	Operational Risk Committee	Quality Committee	Sustainability Committee	Internal Modeling Technical Oversight and Development Committee	Investment and Expense Committee	Project Approval Committee



Banco de Chile and Subsidiary Structure

Chief Executive Officer

Corporate Divisions and Subsidiaries

Business	Control	Support	Subsidiaries
Commercial	Financial Reporting, Control and Productivity	Marketing and Digital Banking	Banchile Administradora General de Fondos S.A.
Corporate	Wholesale Credit Risk	People and Organization	Banchile Corredores de Bolsa S.A.
Treasury		Operations and Technology	Banchile Corredores de Seguros Limitada
	Retail Credit Risk and Global Risk Control	General Counsel	Banchile Asesoría Financiera S.A.
	Global Compliance		Socofin S.A.
	Controller		
	Cybersecurity		

B

CORPORATE
MESSAGES

1 ABOUT
US

2 ECONOMIC AND FINANCIAL
PERFORMANCE

3 CUSTOMERS

4 EMPLOYEES

Corporate
Governance

Board of Directors

The board is the bank's highest corporate governance authority. Its most important functions are to establish strategic guidelines, approve policies and mechanisms designed to comply with the objectives of the corporate governance system, and appoint the Chief Executive Officer.

The board consists of eleven directors and two alternate directors. The complete board is elected every three years at the annual general shareholders' meeting, in accordance with the Corporations Law and the bank's Bylaws. The annual general shareholders' meeting is the bank's maximum decision-making authority and the latest board elections took place at its meeting held in March 2020. LQ Inversiones Financieras S.A. elected eight directors and one alternate director, four

other directors were elected by other shareholders, which included two independent directors.

Alternate directors are actively involved in the bank's corporate governance by participating in board meetings and as members of various board committees. Mr. Paul Fürst is a member of the Board of Directors Credit Committee, the Portfolio Risk Committee and the Capital Management Committee, while Ms. Sandra Guazzotti is a member of the Board of Directors Credit Committee and the Senior Operational Risk Committee.



GRI

2-9

2-10

NCG 461

3.2

Board Members	Position	No. of Committees	Age	Nationality	Years on the Board[(*)]
Pablo Granifo Lavín	Chairman	8	64	Chilean	15 years
Andrónico Luksic Craig	Vice-Chairman	1	68	Chilean	20 years
Julio Santiago Figueroa	Vice Chairman	2	51	Argentinean	4 years
Alfredo Ergas Segal	Independent Director	4	56	Chilean	5 years
Andrés Ergas Heymann	Director	2	55	Chilean	5 years
Jean-Paul Luksic Fontbona	Director	1	58	Chilean	9 years
Samuel Libnic	Director	1	57	Mexican	7 years
Hernán Büchi Buc	Director	2	73	Chilean	3 years
Raúl Anaya Elizalde	Director	4	68	Mexican	2 Years
Francisco Pérez Mackenna	Director	4	64	Chilean	21 years
Jaime Estévez Valencia	Independent Director	4	76	Chilean	15 years
Paul Javier Fürst Gwinner	Alternate Director	3	56	Chilean	3 years
Sandra Guazzotti	Alternate Director	2	55	Argentinean	3 years

(*) As of December 2022



Board Expenses and Compensation

Board Member	Compensation		Board Attendance Allowance		Committee and Subsidiary Board Attendance Fees [1]		Advisory Services		Total	
	2022 MCh$	2021 MCh$	2022 MCh$	2021 MCh$	2022 MCh$	2021 MCh$	2022 MCh$	2021 MCh$	2022 MCh$	2021 MCh$
Pablo Granifo Lavín	691[2]	618[2]	79	55	370	370	–	–	1,140	1,043
Alfredo Ergas Segal	64	60	43	29	129	139	–	–	236	228
Jaime Estévez Valencia	64	60	43	29	102	113	–	–	209	202
Andrónico Luksic Craig	193	179	13	15	-	-	–	–	206	194
Francisco Pérez Mackenna	64	60	41	30	91	102	–	–	196	192
Raúl Anaya Elizalde	64	60	41	29	94	86	–	–	199	175
Andrés Ergas Heymann	64	60	37	26	74	86	–	–	175	172
Hernán Büchi Buc	64	60	38	29	71	75	–	–	173	164
Sandra Guazzotti	64	60	37	29	59	71	–	–	160	160
Paul Fürst Gwinner	64	60	39	29	67	69	–	–	170	158
Jean-Paul Luksic Fontbona	64	60	20	20	-	-	–	–	84	80
Julio Santiago Figueroa	–	–	–	–	–	–	–	–	–	–
Samuel Libnic	–	–	–	–	–	–	–	–	–	–
Other subsidiary directors	–	–	–	–	147	115	–	–	147	115
Total	**1,460**	**1,337**	**431**	**320**	**1,204**	**1,226**	**–**	**–**	**3,095**	**2,883**

(1) Includes fees paid to members of the Executive Committee for Banchile Corredores de Seguros Ltda. of Ch$16 million (Ch$14 million in 2021).

(2) Includes Ch$498 million (Ch$439 million in 2021) for incentives based on compliance with the bank's performance targets.

Fees paid to board advisors were Ch$7 million (Ch$12 million in 2021).

Travel and other expenses were Ch$95 million (Ch$10 million in 2021).

Information on the aggregate compensation of Banco de Chile's senior executives can be found in Note 43 to the consolidated financial statements attached to this Annual Report.

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The board meets twice a month, except in February, when it only holds one meeting. Extraordinary meetings may be called by the chairman of the board or at the request of one or more directors.

Board compensation is approved annually at the annual general shareholders' meeting and may include one or more of the following items: a fixed monthly honorarium and allowances for attending board or committee meetings. At a shareholders' meeting, shareholders may establish an annual bonus for the chairman, subject to the the bank meeting its performance targets during that year.


Corporate
Governance

Board Members

Pablo Granifo Lavín
CHAIRMAN

Reelected chairman of our board of directors in 2020, a position he has held since 2007.

Mr. Granifo is also:
- Chairman of the boards of Banchile Administradora General de Fondos S.A., Banchile Asesoría Financiera S.A. and Socofin S.A., and Chairman of the Executive Committee of Banchile Corredores de Seguros Limitada and Viña San Pedro Tarapacá S.A.
- Board member of Quiñenco S.A., LQ Inversiones Financieras S.A., Compañía Cervecerías Unidas S.A., Empresa Nacional de Energía Enex S.A., Embotelladoras Chilenas Unidas S.A., Cervecera CCU Chile Limitada and the Chilean Association of Banks and Financial Institutions (ABIF).

Mr. Granifo was CEO of Banco de Chile from 2001 to 2007, and CEO of Banco A. Edwards from 2000 to 2001. He was also Corporate Manager of Banco de Santiago from 1999 to 2000 and Commercial Manager of Banco de Santiago from 1995 to 1999.

Mr. Granifo holds a degree in business administration from Pontificia Universidad Católica de Chile.

Andrónico Luksic Craig
VICE-CHAIRMAN

Reelected vice chairman and member of our board of directors in 2020, a position he has held since 2002.

Mr. Luksic is also:
- Chairman of LQ Inversiones Financieras S.A.
- Chairman of Quiñenco S.A.
- Chairman of Compañía Cervecerías Unidas S.A.
- Vice chairman of Compañía Sudamericana de Vapores S.A. (CSAV S.A.)
- Board member of Antofagasta plc, Antofagasta Minerals, Tech Pack S.A., Nexans S.A., and Invexans S.A.

He is a member of the International Business Leaders Advisory Council of the Mayor of Shanghai, the International Advisory Council of the Brookings Institution, the Advisory Board of the Panama Canal and the Chairman's International Advisory Council of the Americas Society. Mr. Luksic is a trustee emeritus at Babson College, and a member of the Harvard Global Advisory Council, the Columbia University World Projects President's Council, the International Advisory Board of Oxford University's Blavatnik School of Government, the Advisory Board of Tsinghua University School of Economics and Management and Fudan University School of Management, the Harvard Business School Latin American Advisory Board, the International Advisory Council of the Peking University Guanghua School of Management, and the Americas Executive Board of the MIT Sloan School of Management.

Mr. Andrónico Luksic and Mr. Jean Paul Luksic are brothers.

Julio Santiago Figueroa
VICE CHAIRMAN

Elected to the board in December 2018, and reelected as a director and elected vice-chairman of the board in March 2020.

Mr. Figueroa is:
- CEO of Citi South America (LAS) based in Buenos Aires, Argentina.
- Head of Corporate & Investment Banking (CIB) for Citi South America (LAS).
- Member of the Argentine Business Association (AEA), the Business Council of Latin America (CEAL) in Argentina, the Young President Organization (YPO) in Argentina and the Institute for Business Development in Argentina (IDEA).

Mr. Figueroa joined Citi Buenos Aires Corporate and Investment Banking (CIB) in 1994 after working for IBM Argentina in the finance division. Since then, he had several roles in CIB Argentina such as Senior Banker covering Argentinean customers in various industries. In 2001, Mr. Figueroa relocated to Citi's Latin American Regional Office in Miami as Corporate Finance Transactor in CIB covering Latam clients, and in 2004 to New York as responsible for Financial Sponsors and Private Capital Clients for Latin America CIB. In 2010 Mr. Figueroa returned to Buenos Aires as Corporate & Investment Banking Head for Citi Argentina, a position he held until May 2014, when he was appointed CEO of Citi Peru and Vice Chairman of the board of Citibank del Peru S.A., in charge of the institutional clients group (ICG) and global consumer banking (GCB). In November 2015 Mr. Figueroa was appointed CEO of Citi in Argentina. In addition to his appointment as CEO of Citi Argentina, in January 2017 he became Southern Cone Head and CIB Southern Cone Head, and in January 2020 his role was expanded to South America ex Brazil Cluster Head (LAS).

Mr. Figueroa received his MBA in finance from CEMA University in Buenos Aires, and a B.A. in business administration and a B.A. in accounting, both from Universidad Católica Argentina (U.C.A.) in Buenos Aires.

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Alfredo Ergas Segal

DIRECTOR

Hernán Büchi Buc

DIRECTOR

Andrés Ergas Heymann

DIRECTOR

Raúl Anaya Elizalde

DIRECTOR

Jean-Paul Luksic Fontbona

DIRECTOR

Francisco Pérez Mackenna

DIRECTOR

Samuel Libnic

DIRECTOR

Jaime Estévez Valencia

DIRECTOR

Paul Javier Fürst Gwinner

ALTERNATE DIRECTOR

Sandra Guazzotti

ALTERNATE DIRECTOR



Corporate Governance

Directors

Alfredo Ergas Segal

Board member since March 2017, reelected in March 2020. He is an independent director elected by the pension fund managers. He is Chairman and Financial Expert to the Directors' and Audit Committee of Banco de Chile.

Mr. Ergas is:
- Chairman of the board of Transportadora de Gas del Perú
- Board member of Grupo Costanera S.A. and Transelec S.A.
- Involved in non-profit organizations, as he is a director of Inbest and President of the Consultation Committee at Universidad de Chile's School of Business and Economics.

Previously, he was Regional CFO of Enersis, where also worked in business development and as the controller. Before that, he was CFO of Endesa Chile and Smartcom, a telecommunications subsidiary of Endesa España, and Money Desk Manager at Santiago S.A. Corredores de Bolsa.

He is a professor of finance at Universidad de Chile. He has received awards such as: "One of the Best Chilean CFOs in Investor Relations 2012" from Lira, "Best Commercial Engineer Universidad de Chile 2006", "CFO of the Year" in 2010 (selected by peers) and for his "Contribution to Capital Market Development" from Revista Capital/Inbest/ El Mercurio. He was recognized by the American-Chilean Chamber of Commerce as "Executive of the Year" in 2018. In 2020 he was selected as the Best Professor in the Finance Master's Degree program at Universidad de Chile

He has a degree in business administration from Universidad de Chile and an MBA from Trium Global Executive, jointly issued by New York University's Stern School of Business, the London School of Economics and Political Science and the HEC Paris School of Management.

Andrés Ergas Heymann

Board member since 2017, reelected in March 2020.
- Mr Ergas is currently the chairman of the board of Nomads of the Seas, Todo Moda, Isadora e Inersa 1.
- Previously, Mr Ergas was an advisor to the Banco de Chile board from August 2014 until his appointment as Director.

Mr Ergas was Chairman and CEO of Banco HNS, chairman of the board of Compañía General de Leasing and vice-chairman of Factoring Finersa. He has also served on the boards of Banco de A. Edwards, Hotel Plaza San Francisco Kempinski, BMW Chile, Inmobiliaria Paidahue, Mitsubishi Motors and Dina Trucks Co. He was the founding chairman of the Association of Factoring Companies.

Mr. Ergas has a degree in business administration from Universidad Diego Portales de Chile.

Jean-Paul Luksic Fontbona

Board member since 2013, reelected in March 2020.

Mr. Luksic is:
- Chairman of the board of Antofagasta plc (United Kingdom)
- Chairman of the board of Antofagasta Minerals S.A.
- Vice-Chairman of the board of Quiñenco S.A.
- Vice-Chairman of Sociedad Matriz SAAM S.A.
- Director of the Mining Council,

Mr. Luksic holds a B.Sc. degree in Management and Science from the London School of Economics and Political Science.

Mr. Jean-Paul Luksic and Mr. Andrónico Luksic are brothers.

Samuel Libnic

Board member since 2015, reelected in March 2020. Mr. Libnic has also served as General Counsel for Citigroup Inc. in Latin America since 2007 and is responsible for the legal coverage of all of Citi's products and businesses in Latin America and Mexico.

In April 2010 he also became a member of Citigroup's Legal Management Committee. Between November 2010 and June 2013, Mr. Libnic was the Head of the Legal Department for Citi Brazil, in addition to his regional role. In January 2012, the Citi board appointed him Vice President and in October 2019, Senior Vice President of Citibank N.A. The legal department of Citibanamex, the Mexican banking subsidiary of Citigroup Inc., also began to report to Mr. Libnic in September 2013. Prior to becoming General Counsel, in 1996 he was General Counsel of the Global Corporate and Investment Bank for Citibank Mexico.

In 2001, he was named Adjunct General Counsel for Latin America, a position he held until taking on his current role. Before joining Citi, he worked for three years at Shearman & Sterling in New York and for seven years with Basham, Ringe and Correa.

Mr. Libnic holds a juris doctor with honors from Universidad Anáhuac in Mexico, as well as an LLM from Georgetown Law School Mr. Libnic is licensed to practice law in both Mexico and New York.

Hernán Büchi Buc

Board member since August 2019, reelected in March 2020.

Mr. Büchi is:
- Founder and advisor to the Libertad y Desarrollo Institute.
- Chairman of the Management Council at Universidad del Desarrollo.
- Board member of Quiñenco S.A.
- Previously he an advisor to the board of Banco de Chile in 2008 and a board member during 2007.

Previously, he held multiple public positions such as Minister of Finance (1985-1989), Superintendent of Banks, Minister of Planning and Undersecretary for Health.

He holds a degree in civil mining engineer from Universidad de Chile and a master's degree from Columbia University.

Raúl Anaya Elizalde

Board member since September 2020. Mr. Anaya is:
- Chairman of the board of Citibanamex Seguros S.A. de C.V.
- Chairman of the board of Citibanamex Pensiones S.A. de C.V. in Mexico.

He retired from Citigroup in June 2019 after 32 years with the organization. Before leaving Citi, he was Corporate Director of the Money Laundering Control Area for Citibanamex, a Mexican subsidiary of Citigroup, from July 2017 to June 2019, following his role as Corporate Director of Transformation, also at Citibanamex, from July 2015 to June 2017.

Prior to these roles at Citibanamex, he was Director General of Consumer and Commercial Banking for Latin America at Citi from July 2012 to July 2015. Prior to this, he served as Director of Global

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Consumer Banking, following a period as Director of Operations for Citigroup's Global Consumer Banking Council starting in April 2010. He also served as Director General for Citigroup in Central America and the Caribbean beginning July 2008.

From December 2005 to July 2008, Raúl Anaya was Director General of Consumer Banking for Latin America (except Mexico and Brazil), where he was responsible for retail banking, credit cards and consumer financing, and before that he was Director of Consumer Banking for Latin America starting in February 2005. From August 2003 to January 2005, he served as Executive Director of Consumer Banking at Banamex (Mexico), in charge of the mortgage, personal loan and vehicle financing areas. Prior to that position, he was Division Director for the Metropolitan Retail Banking Division at Banamex. From May 1999 to January 2002, he was Chairman and CEO of Banco Bansud S.A. (formerly a subsidiary of Banamex) in Argentina.

Mr. Anaya joined Citibank at Banamex's New York Agency in October 1987 and later became General Manager of the Banamex Agency in Los Angeles, Executive Vice President of the Corporate Banking and International Division at California Commerce Bank, General Manager of the Banamex Agency in Houston and General Manager of the Banamex Agency in New York in charge of its offices in the United States and Canada.

He served as Chairman of the board at most of Citi's financial entities and subsidiaries in Central America. He was previously a director at Banco de Chile from January 2008 until he resigned in 2013, and was reelected on September 24, 2020.

Francisco Pérez Mackenna
Board member since 2001, reelected in March 2020.

Mr. Pérez is:
- Chief Executive Officer of Quiñenco S.A. since 1998.
- Chairman of the board of Compañía Sud Americana de Vapores S.A.
- Chairman of the board of Empresa Nacional de Energía Enex S.A. and of Enex Corp Ltd (UK)
- Chairman of the board of Invexans S.A.
- Chairman of the board of Tech Pack S.A.
- He was formerly the CEO of Compañía Cervecerías Unidas S.A., where he still serves on the board. He is also on the boards of Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Compañía Pisquera de Chile S.A., Cervecera CCU Chile Ltda., Inversiones y Rentas S.A., LQ Inversiones Financieras S.A., Nexans, Viña San Pedro Tarapacá S.A., Sociedad Matriz SAAM S.A. and Hapag-Lloyd.
- Executive Committee member at Banchile Corredores de Seguros Ltda.

Prior to 1991, Mr. Pérez was CEO of Citicorp Chile and also was Vice President of Bankers Trust in Chile.

He holds a degree in business administration from Pontificia Universidad Católica and an MBA from the University of Chicago.

Jaime Estévez Valencia
Board member since 2007, reelected in March 2020. Mr. Estévez is an independent director.

Mr. Estévez is a board member of Cruzados SADP.

Previously, Mr. Estevez was Chairman of the board of Banco del Estado and a board member of Endesa Chile S.A. He was also a board member of AFP Provida and AFP Proteccion, two Chilean pension fun managers. He was simultaneously Minister of Public Works and Minister of Transportation and Telecommunications from January 2005 to March 2006.

He was also a representative in the Chilean Congress from March 1990 to March 1998 and President of the House of Representatives from March 1995 to November 1996.

Mr. Estévez holds a degree in economics from Universidad de Chile.

Alternate Directors

Paul Javier Fürst Gwinner
Board member since November 2019 and reelected as first alternate director in March 2020.

Mr. Fürst is:
- Director of Grupo Plaza S.A. since 1998 and an Audit Committee Member for two years until April 2019.
- Partner and director of the mining company Ventana Minerals since 2009.
- Partner and director of the mining and hydrogeological drilling company Terraservice since 2005.
- Director of the Caprilac goat products company and the Comaihue agricultural company.

Previously, he was a director of Parque Arauco S.A. for eleven years and a director of the Fund Manager WEG for two years.

He holds a degree in business administration from Universidad de Las Condes. In addition, he completed the Senior Executive Program (PADE) at the ESE Business School at Universidad de los Andes.

Sandra Guazzotti
Board member since June 2019 and reelected as the second alternate director in March 2020.

Ms. Guazzotti is Head of Google Cloud for the LATAM Multi Country region (Argentina, Uruguay, Chile, Peru, Colombia, Central America and the Caribbean) since November 2021.

She has more than 20 years of global experience in IT, finance, management and corporate governance. Previously, she held various positions at Oracle: Chief Strategy & Operations Officer of Latin America, Senior Vice President of the Multi Country Region and CEO of Chile on two occasions, during 2018 and previously from 2011 to 2014.

During her career at Oracle she has held numerous positions, including Vice President of Investment and Financing Solutions for Asia-Pacific, based in Singapore, and Vice President of Corporate Sales in Japan, based on Tokyo.

Throughout her career she has received numerous honors such as Executive of the Year 2019 from Mujeres Empresarias and Revista Capital and was named as one of "100 Women Leaders in Chile" by Mujeres Empresarias and the newspaper El Mercurio in 2011, 2018 and 2019. Ms. Guazzotti is past president and currently a director of the American-Chilean Chamber of Commerce (Amcham); a board member at Universidad Adolfo Ibáñez, and the ESE Directors' Circle at Universidad de los Andes, Chile. She is also a member of Women Corporate Directors (WCD).

She has a degree in international relations from the University of Tsukuba in Japan and completed the Senior Executive Program (PADE) at Universidad de los Andes in Chile. She is also certified in Company Direction by the Institute of Directors (IoD) in the United Kingdom.

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Corporate Governance

Board Committees

The board of directors relies on board committees for certain functions. These committees can perform an in-depth analysis of specific matters and provide the board with the information it requires to discuss and approve general policies and guidelines governing the bank's businesses.

Directors' and Audit Committee

Its primary objectives are to seek efficiency, maintenance and functioning of internal control systems and compliance with applicable standards and procedures that govern the bank's businesses. It also identifies and explores the business risks of the bank and its subsidiaries, and supervises the Controller's duties who must be independent of management. It coordinates the roles played by internal and external auditors, and ensures compliance with the obligations in Article 50 bis of the Corporations Law and the regulations issued by the Financial Market Commission.

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Its main duties consist of examining external auditor and risk rating reports, financial statements and reports, obtaining information regarding any accounting changes during the year and their effects, and analyzing related party transactions in conformity with Section XVI of the Corporations Law. It must also propose to the board of directors the external auditors and risk rating agencies submitted to the shareholders' meeting; propose the general policy for handling conflicts of interest, and issue an opinion on the habitual transactions policies described in the second paragraph of Article 147 of Law 18,046, containing the points mentioned by the Financial Market Commission in its general rule; examine the compensation systems and plans for senior executives and employees; make recommendations to the board as to the appropriateness of hiring the external audit firm to provide complementary services based on whether such services might lead to the risk of loss of independence; and analyze compliance with operational and general risk policies. Furthermore, it reviews customer complaints filed with regulators and associations and performs other tasks indicated in the bylaws, or entrusted to it at a general shareholders' meeting or by the board.

The committee met 15 times in 2022, where 12 were ordinary meetings and three were extraordinary meetings.

The Directors' and Audit Committee is comprised of three board members who are appointed by the board. Two of them must be independent directors as defined by Chilean law. The Directors' and Audit Committee is currently comprised of:

- Alfredo Ergas Segal, committee chairman, independent director.



- Jaime Estévez Valencia, independent director.
- Raúl Anaya Elizalde, director proposed by Citigroup through LQ Inversiones S.A.

As established in its bylaws, the CEO, General Counsel and Controller, or their respective replacements, also attend the meetings. The committee's budget is approved annually at the annual general shareholders' meeting.

Portfolio Risk Committee

The Portfolio Risk Committee must understand the composition, concentration and risks attached to the bank's loan portfolio, from a global, sectoral and business unit perspective. It must review the main debtors, their delinquency, past-due portfolio and impairment indicators, together with the write-offs and loan portfolio provisions for each segment. It must propose differentiated management strategies, and analyze credit policy proposals to be approved by the board of directors. This committee also reviews and approves portfolio evaluation and provisioning methods.

The Portfolio Risk Committee meets monthly and is comprised of the chairman of the board, two directors or alternate directors, the CEO, the Wholesale Credit Risk Division Manager, the Retail Credit Risk and Global Risk Control Division Manager, the Commercial Banking Division Manager and the Management Control and Risk Information Area Manager.

Board of Directors Credit Committee

The Board of Directors Credit Committee's functions are to resolve all credit transactions associated with customers and economic groups with approved lines of credit in excess of UF750,000, and to approve all credit transactions where the bank's internal regulations require approval from this Committee, except for any special powers delegated by the board to management. This committee meets weekly, and it is chaired by the chairman of the board and is composed of the bank's directors and their alternates, board advisors, the Chief Executive Officer and the Wholesale Credit Risk Division Manager. The members of the Directors' and Audit Committee, the board advisors and the Wholesale Credit Risk Division Manager will only have the right to speak.

Finance, International and Market Risk Committee

The general objectives of this committee are to continuously review the liquidity status, trends in the most important financial positions, their associated results, and their price and liquidity risks. Its specific functions include designing policies and procedures related to limits and alerts for financial positions and liquidity risk, reviewing the trends in financial positions and market risks, monitoring exceeded limits and activated alerts, ensuring that the risk factors affecting financial positions are adequately identified, ensuring that the price and liquidity risk management guidelines at the bank's subsidiaries are consistent with those of the bank and that these are reflected in its own policies and procedures.

This committee meets every month. Its regular members are the chairman of the board, four board members or advisers, the CEO, the Treasurer, the Financial Reporting, Control and Productivity Division Manager, the Wholesale Credit Risk Division Manager and the Market Risk Area Manager.


Governance
Corporate

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

The purpose of this committee is to define the policies of the bank and its subsidiaries that comprise their money laundering and financing terrorism prevention systems, and to evaluate compliance with them and resolve any associated issues, in order to prevent the bank or its subsidiaries from being used to legitimize assets from illicit transactions, to obtain the means to finance terrorism and the proliferation of weapons of mass destruction, thus preventing their exposure to specific reputational, operational or legal risks, and ensure strict compliance with the law and related regulations. This committee is responsible for approving corporate governance policies regarding money laundering and financing terrorism prevention and those regarding understanding customers, their businesses and accepting and monitoring their accounts, products or businesses; approving policies that define high-risk customers, products and areas and their associated treatment, particularly those involving Politically Exposed Persons; approving policies regarding transactional monitoring and risk escalation processes by members of the bank; approving policies related to understanding and controlling "Correspondent Banks"; approving policies related to sanctions applied by the Office of Foreign Assets Control (OFAC), to people or countries on the OFAC list; approving the annual training plan and monitoring progress; approving the employee selection policy; appointing individuals to serve as liaisons with the Financial Analysis Unit, in accordance with Article three of Law 19,913; reviewing compliance with current policies and procedures; and other functions related to these matters.

The committee meets on a quarterly basis and is comprised of three board members, two of which must be independent. It includes the CEO, the Global Compliance Division Manager, the General Counsel, the Controller, the Operations and Technology Division Manager, the Anti-Money Laundering Area Manager and the CEO of Banchile Administradora General de Fondos S.A., who also represents Banchile Corredores de Bolsa S.A.

Senior Operational Risk Committee

The Senior Operational Risk Committee makes any necessary changes to the processes, procedures, controls and information systems that support the bank's transactions, in order to mitigate operational risks, and assure that areas can appropriately manage and control these risks.

This committee has many functions dedicated to supervising appropriate operational risk management at the bank and its subsidiaries, and for implementing the policies, standards and methods associated with the bank's comprehensive operational risk management model. It plans initiatives to develop it and publishes them throughout the bank. It promotes a culture of operational risk management within the bank and its subsidiaries. It reviews integral risk measurement for operational risks. It approves the bank's operational risk appetite framework. It ensures compliance with the regulatory framework. It reviews new products and services, verifies the consistency of associated policies across the bank's subsidiaries, monitors their compliance, and reviews operational risk management at subsidiaries. It assesses operational risk within suppliers.

This committee meets monthly and is comprised of the chairman of the board, three directors or alternates, the CEO, the Retail Credit Risk and Global Risk Control Division Manager, the Operations and Technology



Division Manager, the Cybersecurity Division Manager, the Commercial Banking Division Manager and the Marketing and Digital Banking Manager.

Capital Management Committee

The main purpose of this committee is to assess, monitor and review capital adequacy in accordance with the principles in the bank's capital management policy and its risk framework, to ensure that capital resources are adequately managed, the CMF's principles are respected, and the bank's medium-term sustainability. This committee meets quarterly and is composed of two directors, the Chief Executive Officer, the Management, Financial Control and Productivity Division Manager, the Wholesale Credit Risk Division Manager, the Retail Credit Risk and Global Risk Control Division Manager and the Treasury and Capital Financial Control Area Manager.

Leasing Committee

The committee's main duty is to review the evolution and results of the leasing area based on a report that consolidates the performance of the bank's diverse commercial divisions. This committee meets each month and is comprised of one or more directors appointed by the board plus the CEO, as well as one or more managers designated by the committee itself who have the right to speak.

Factoring Committee

The objective of this committee is to analyze the evolution and results of the factoring area in terms of volume, prices, margins, provisions and expenses, and to analyze product performance for each business unit. This committee meets each month and is comprised of one or more directors appointed by the board plus the CEO, as well as one or more managers designated by the committee itself who have the right to speak.

Executive Insurance Committee

The main objective of the Executive Insurance Committee is to review the insurance-related commercial performance and business development initiatives and determine the steps that need to be taken to execute business plans. It is comprised of the chairman of the board, one director, the CEO, the Commercial Banking Division Manager and the CEO of Banchile Corredores de Seguros Ltda.




Corporate Governance

Senior Management

Banco de Chile's senior management is an integral organizational structure composed of business, control and support divisions that includes the Chief Executive Officer, the General Counsel and division managers. Subsidiaries also have independent management principles and structures that enable them to overcome their industries' challenges.

Their main functions include implementing the strategic guidelines established by the board of directors and ensuring compliance with the policies, procedures, and mechanisms designed to achieve the objectives of the corporate governance system.

Senior management compensation is established in compensation programs linked to performance objectives and is reviewed by the Directors' and Audit Committee. The performance targets of the CEO are determined by the board. The CEO determines the individual targets for the division managers.

Compensation programs for senior management contain variable components linked to a matrix of individual and corporate objectives. The individual matrix is composed of performance metrics, projects and strategic initiatives associated with the bank's transformation plan. Each division manager has strategic initiatives in their individual matrix based on their responsibilities within the organization. These strategic initiatives are to:

- Drive technological evolution
- Increase productivity
- Accelerate digital solutions
- Strengthen commercial activity
- Develop skills and talents
- Strengthen ESG and Commitment to Chile

Variable compensation accounted for 52.2% of senior management compensation at the bank in 2022.

Senior Management

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Name	Position	Age	Nationality	Years in Position
Eduardo Ebensperger Orrego	Chief Executive Officer	57	Chilean	6 years
Rolando Arias Sánchez	Financial Reporting, Control and Productivity Division	58	Chilean	8 years
Alfredo Villegas Montes	General Counsel and Secretary to the Board	52	Chilean	3 years
José Luis Vizcarra Villalobos	Commercial Banking Division Manager	63	Chilean	3 years
Axel Fahrenkrog Romero	Corporate Banking Division Manager	52	Chilean	2 Years
Claudia Herrera García	Marketing and Digital Banking Division	52	Chilean	3 years
Sergio Karlezi Aboitiz	Treasury Division	56	Chilean	11 years
Paola Alam Auad	Wholesale Credit Risk Division Manager	60	Chilean	4 years
Julio Cubillo Navarro	Retail Credit Risk and Global Risk Control Division Manager	46	Spanish	4 years
Felipe Echaiz Bornemann	Compliance Division Manager	55	Chilean	15 years
Cristián Lagos Contardo	People and Organization Division Manager	56	Chilean	9 years
Óscar Mehech Castellón	Controller	58	Chilean	14 years
Esteban Kemp de La Hoz	Operations and Technology Division Manager	43	Chilean	4 years
Salvador Danel Fernández	Cybersecurity Division Manager	49	Mexican	3 years
Hernán Arellano Salas	Chief Executive Officer of Banchile Corredores de Bolsa S.A.	45	Chilean	6 years

Eduardo Ebensperger Orrego

CHIEF EXECUTIVE OFFICER

Rolando Arias Sánchez

FINANCIAL REPORTING, CONTROL
AND PRODUCTIVITY DIVISION MANAGER

Alfredo Villegas Montes

GENERAL COUNSEL AND SECRETARY
TO THE BOARD

José Luis Vizcarra Villalobos

COMMERCIAL BANKING
DIVISION MANAGER

Axel Fahrenkrog Romero

CORPORATE BANKING
DIVISION MANAGER

Claudia Herrera García

MARKETING AND DIGITAL BANKING
DIVISION MANAGER

Sergio Karlezi Aboitiz

TREASURY DIVISION MANAGER

Paola Alam Auad

WHOLESALE CREDIT RISK
DIVISION MANAGER

Julio Cubillo Navarro

RETAIL CREDIT RISK AND GLOBAL RISK
CONTROL DIVISION MANAGER

Felipe Echaiz Bornemann

COMPLIANCE DIVISION MANAGER

Cristián Lagos Contardo

PEOPLE AND ORGANIZATION
DIVISION MANAGER

Óscar Mehech Castellón

CONTROLLER

Esteban Kemp de La Hoz

OPERATIONS AND TECHNOLOGY
DIVISION MANAGER

Salvador Danel Fernández

CYBERSECURITY DIVISION MANAGER

Hernán Arellano Salas

CHIEF EXECUTIVE OFFICER OF BANCHILE
CORREDORES DE BOLSA S.A.


Corporate
Governance

Senior Executives

Eduardo Ebensperger Orrego

Chief Executive Officer since May 2016. Prior to this position, he was our Commercial Banking Division Manager from 2014 to 2016 following the merger of the Commercial, Wholesale, Large Companies and Real Estate divisions. Before that, he was the Wholesale, Large Companies and Real Estate Division Manager starting in 2005. Between 2002 and 2005, he was CEO of the subsidiary Banchile Factoring S.A. He originally joined Banco de A. Edwards in 1989. Between 1997 and 1999, he was Manager of Regional Branches at Banco de A. Edwards and after that Mid-size Companies Division Manager. He currently serves on the boards of Banchile Asesoría Financiera S.A., Banchile Administradora General de Fondos S.A., Socofin S.A. and on the Executive Committee of Banchile Corredores de Seguros Limitada. Mr. Ebensperger holds a degree in business administration and economics from Universidad de Chile.

Rolando Arias Sánchez

Financial Reporting, Control and Productivity Division Manager since 2014. Previously, Mr. Arias served as Research and Planning Manager starting in 2006. Before that, he held diverse positions related to management control at Banco de Chile and Banco de A. Edwards. He holds an undergraduate degree in business administration from Pontificia Universidad Católica de Chile.

Alfredo Villegas Montes

General Counsel and secretary to the board since December 2019. Previously, Mr. Villegas acted as a Senior Lawyer since 2017 and Commercial Banking Senior Lawyer since 2008. He joined Banco de Chile in 2002 as a result of the merger with Banco de A. Edwards, where he had worked since 1994. Since January 2021 he has served as vice chairman of the legal affairs committee of the Association of Banks and Financial Institutions. He is a licensed attorney and holds a law degree from Universidad de Chile.

José Luis Vizcarra Villalobos

Commercial Banking Division Manager since January 2020. Mr. Vizcarra joined Banco de Chile in September 1977. As of the date of his most recent appointment, he was Metropolitan Regional Manager, a position he had held since 2017. Previously, he served as Regional Area Manager and Zone Manager in different locations throughout Chile, among other roles. Currently, he is also on the board of Banchile Administradora General de Fondos S.A. and Socofin S.A. and the executive committee of Banchile Corredores de Seguros Limitada. He has a technical degree in finance from Instituto de Estudios Bancarios Guillermo Subercaseaux and a graduate degree in corporate management and direction from Universidad del Desarrollo.

Axel Fahrenkrog Romero

Corporate Banking Division Manager since July 2020. Prior to that, he served as Multinational Area Manager in Banco de Chile's Corporate Banking Division starting in June 2016. Before that, he was in charge of the multinational area at Citibank Chile beginning in 2007 and stayed in this position after its merger with Banco de Chile. From 1995 to 2005, Mr. Fahrenkrog served local banks as a corporate and multinational banking executive and also as head of the commercial banking group. He also currently serves on the boards of Banchile Asesoría Financiera S.A. He has a degree in business administration from Universidad de Valparaíso and an MBA from the University of Queensland in Brisbane, Australia.

Claudia Herrera García

Marketing and Digital Banking Division Manager since October 2019. Prior to that, she was the division manager in charge of digital transformation, a strategic program she continues to lead. She joined Banco de A. Edwards in 2000 and was promoted to Regional Large Companies Area Manager in 2009. In 2010 she was named area manager of the Metro Large Companies, Factoring and Foreign Trade Area, a position she held until June 2019, when she became the Metro Large Companies, Factoring and Foreign Trade Division Manager. She has a degree in business administration from Universidad Adolfo Ibáñez.

Sergio Karlezi Aboitiz

Treasury Division Manager since December 2011. Previously he was Treasury Manager from October 2009 to November 2011. Between June 2006 and December 2008 he was Head Trader at Citibank Chile and then stayed in that position at Banco de Chile until September 2009. From 2000 to June 2006 he was Executive Director of Santander Investment New York, where he was in charge of the fixed income and currency trading desks for Latin America. Before that he held positions such as Head Trader at Chase Manhattan Bank (currently JP Morgan) and Santander Investment Chile. He has a degree in industrial engineering from Universidad de Santiago de Chile.

Paola Alam Auad

Wholesale Credit Risk Division Manager since September 2018. Before that, Ms. Alam was the interim Corporate Credit Risk Division Manager since August 2018 and, prior to that, the Companies Risk Area Manager. She joined the Risk Area at Banco de A. Edwards in 1994, where she held several different positions. Before that, she worked at PricewaterhouseCoopers. She holds a degree in business administration from Universidad de Santiago and a graduate certificate in finance from Universidad Adolfo Ibáñez.

Julio Cubillo Navarro

Retail Credit Risk and Global Risk Control Division Manager since October 2018 and Global Risk Control Division Manager since July 2020 (and interim head since June 2019). He is currently a director of Socofin S.A. Prior to this position, Mr. Cubillo was Credit Risk Manager at BBVA Chile from May 2017 to July 2018. Before that, he was Consumer Finance Global Risk Manager for BBVA Holding (Spain) and, previously, Retail Tool Manager for the same financial group, where he worked from 2011 to 2017. He began his career at Bankinter in Madrid, where he worked for 11 years in different positions in the risk and segment areas. Mr. Cubillo has a degree in economics from Universidad Carlos III in Madrid and completed a Leadership Development Program at IESE Business School.



Felipe Echaiz Bornemann

Compliance Division Manager since 2008. Mr. Echaiz worked at Citibank for ten years and was a vice president and Country Compliance Officer for Citigroup Chile between 2006 and 2007. In 2003, he was Deputy Director of the Anti-Money Laundering and Organized Crime Unit of Chile's Ministry of Public Affairs. Currently, Mr. Echaiz is a member of the executive compliance committee of the Chilean Association of Banks and Financial Institutions. He has a law degree from Pontificia Universidad Católica de Chile and a master's in finance and economics from Universidad de Chile.

Cristián Lagos Contardo

People and Organization Division Manager since 2012. From 2008 to March 2012, he was Corporate Manager of People and Reputation at Compañía General de Electricidad S.A. Before that, he was Corporate Human Resources Manager at Chilesat S.A. and Corporate Manager at Telmex, following its merger with Chilesat S.A. Before that, he was Planning and Human Resources Division Manager at Banco Sudamericano and, later, at Scotiabank, following the merger of these banks. He holds a degree in psychology from Universidad Diego Portales.

Óscar Mehech Castellón

Controller since 2008. Prior to this position, Mr. Mehech was division manager for the Regulatory Policy and Global Compliance Divisions. Before that, he was the senior lawyer for Banco de Chile and, in 2002, was the senior lawyer at Banco de A. Edwards. Currently he is the vice chairman of the Oversight Committee for Depósito Central de Valores S.A. He holds a law degree from Universidad de Chile and an MBA from Pontificia Universidad Católica de Chile.

Esteban Kemp de La Hoz

Operations and Technology Division Manager since August 2018. Before that, he was Global Risk Control Division Manager starting in March 2018. Previously, he was Process Engineering Area Manager and then Operational Risk Area Manager since November 2016. He joined Banco de Chile in July 2016. He began his career in 2007 as a consultant at Everis, where he reached the position of manager in charge of Business Intelligence Services. In 2011, Mr. Kemp joined the financial services organization (FSO) consulting practice at EY Chile, where he was a senior manager. He has a degree in IT engineering from Universidad Austral de Chile and an MBA from Universidad Adolfo Ibáñez.

Salvador Danel Fernández

Cybersecurity Division Manager since January 2019. Prior to joining Banco de Chile, he was Cybersecurity Manager for Microsoft from 2016 to 2018, advising customers in diverse industries throughout Latin America. Before that he was a senior manager in the security, risk and infrastructure group at Accenture Mexico, where he implemented IT security strategies in banking and mining industry customers. From 2008 to 2014, he worked as a senior manager in the risk and IT security practice at Deloitte Mexico and as a security advisor for the Liverpool Group. Mr. Danel has a degree in IT engineering from Universidad Anahuac, Mexico.

Hernán Arellano Salas

Chief Executive Officer of Banchile Corredores de Bolsa S.A. since September 2016. Previously, he held several positions at IM Trust S.A. Corredores de Bolsa (2007-2016), including CFO, CEO, Managing Director of Capital Markets, Regional Director and Head of Equities, and was in charge of the equities business at Credicorp Capital in Chile, Peru, Colombia and the U.S. Before that, he was Deputy CFO at Viña San Pedro S.A. (2003-2005) and a senior analyst at Bice Chile Consult Asesorías Financieras (2001-2002). He has been on the board of the Chilean Electronic Stock Exchange since 2017. He holds a degree in business administration, a master's degree in applied economics from Pontificia Universidad Católica de Chile, an MBA from F.W. Olin GSB, Babson College, U.S., and is an adjunct professor of financial management at Universidad Católica's MBA program.



Corporate Governance

Senior Management Committees

In addition to the board committees, the bank's management has created several committees comprised of Banco de Chile's senior management.

Senior Management Committee

It meets every month and is chaired by the CEO. It is comprised of all the division managers and the CEO of Banchile Corredores de Bolsa S.A. Its main duty is to evaluate business performance and analyze the market, the banking industry and the economic, regulatory and competitive environment. This committee resolves management issues related to the bank's internal policies and analyzes its performance. It provides its members with the opportunity to share their points of view and prioritize joint initiatives. Each year, the committee outlines the foundations for an annual plan. The CEO, each division manager together with the CEO of Banchile Corredores de Bolsa S.A. agree on an individual annual plan. Then the general plan is coordinated by the Financial Reporting, Control and Productivity Division Manager and submitted to the board for approval. This committee also reviews progress on regularly approved plans and initiatives.

Financial Reporting Disclosure Committee

The purpose of Banco de Chile's Financial Reporting Disclosure Committee is to comply with best practice

when disclosing financial information to the market, which ensures that the bank's financial situation, business position and solvency can be appropriately interpreted by users, using the associated reports published by the bank. This committee meets on a quarterly basis and its members are the Financial Reporting, Control and Productivity Division manager, the Chief Accountant, the Senior Lawyer for International, Financial and Investment Banking Affairs, the Wholesale Credit Risk Division Manager, the Retail Credit Risk and Global Risk Control Division Manager, the Research and Planning Area Manager, the Treasury and Capital Financial Control Manager and the Wholesale and Information Risk Monitoring Manager. The Controller also attends meetings and has the right to speak.

Ethics Committee

This committee is responsible for defining, promoting and regulating professional and personal conduct of excellence that is consistent with the philosophy and values that must be followed by all bank personnel. To comply with these objectives and foster a culture of ethical behavior, it establishes policies on ethics and guarantees compliance, develops training plans related to business ethics and reinforces positive conduct. It also acts as a forum for addressing, discussing and resolving any conduct that is inconsistent with corporate value. It meets at least every quarter and more frequently if necessary in the event of reported incidents or internal requirements. It is chaired by the People and Organization Division Manager and comprised of the General Counsel, the Controller, the Global Compliance Division Manager and the Commercial Banking Division Manager.





Operational Risk Committee

The Operational Risk Committee is responsible for initiating changes to procedures, controls and IT systems that support the bank's management, in order to mitigate its operational risks and ensure that the bank duly manages and controls these risks in general throughout all its divisions and areas. Most of the functions of the Senior Operational Risk Committee are also managed at the initial stage by the Operational Risk Committee.

This committee meets every month and is chaired by the Retail Credit and Global Risk Control Division Manager, and comprised of the Financial Reporting, Control and Productivity Division Manager, the Cybersecurity Division Manager, the Technology Risk Area Manager, the Business Continuity Area Manager, the Operational Risk Area Manager, the Planning and PMO Area Manager, the Large Companies Area Manager, the Operations Area Manager, the Customers Area Manager, the Chief Lawyer for the Personal, Consumer Marketing and Mortgage Area, and the Operational Risk Area Deputy Manager.

Quality Committee

The main objective of this committee is to generate strategic guidelines for decision making related to customer service in all available channels by analyzing the perception of the bank's customers and its main competitors. It also monitors projects and initiatives designed to increase customer loyalty, in order to strengthen long-term business growth and returns. Its other duties include detecting necessary changes and executing them efficiently and opportunely, and supervising service quality indicators, projects and initiatives. It meets every two months and composed of the CEO, the Commercial Division Manager, the

Corporate Banking Division Manager, the Financial Reporting, Control and Productivity Division Manager, the Operations and Technology Division Manager, the Marketing and Digital Banking Division Manager, the Customer Area Manager and the Consumer Experience Area Manager.

Sustainability Committee

The main objective of the Sustainability Committee is to analyze sustainability challenges and propose requirements within business strategies, based on environmental, social and corporate governance issues. It is also responsible for designing, managing and publishing the sustainability strategy of the bank and its subsidiaries for its stakeholders, including customers, investors, employees, local communities and suppliers.

This committee meets on a bimonthly basis and is composed of the CEO, the Financial Reporting, Control and Productivity Division Manager, the General Counsel, the Marketing and Digital Banking Division Manager, the People and Organization Division Manager, the Institutional Relations Manager and Chief Economist, the Corporate Affairs and Sustainable Development Area Manager and the Corporate Image and Publicity Area Manager.

Internal Modeling Technical Oversight Committee

This committee is responsible for providing methodological guidelines for developing, monitoring and documenting the diverse statistical models used by the bank to manage credit risk in large-scale segments where automated models are used, and for


Corporate
Governance

ensuring coherence among the models and compliance with minimum required standards of satisfaction. All models that need to be approved by the Portfolio Risk Committee or the board of directors must have prior endorsement from this committee. It meets every month and is composed of the Retail Credit Risk and Global Risk Control Division Manager, the Pre-approval Area Manager, the Risk Monitoring Area Manager, the Research and Planning Area Manager, the Retail Business Development Area Manager, the Risk Modeling Area Manager, the Retail Monitoring and Modeling Deputy Manager, the Big Data and Regulatory Systems Deputy Manager, the Pre-approval Origination Deputy Manager, the Regulatory Modeling Deputy Manager, the Management and Infrastructure Modeling Deputy Manager, the Risk Modeling Validation Deputy Manager and the Capital Risk Modeling Area Manager.

Investment and Expense Committee

This committee reviews initiatives, investment projects and expenses exceeding UF12,500, ensure that these investments or expenses are consistent with the bank's strategic plans and financially evaluate new projects. Any project requiring more than UF25,000 also requires board approval. This committee meets on an as-needed basis. Its members are the CEO, the Financial Reporting, Control and Productivity Division Manager, the Administration Area Manager and the Expense Control Area Manager. When approving technology projects this committee includes the Operations and Technology Division Manager, the Technology and Infrastructure Area Manager and the Planning and Project Management Office (PMO) Area Manager.

Project Approval Committee

This committee approves technology initiatives and projects (investments or expenses), ensure that these investments or expenses are consistent with the bank's strategic plans and financially evaluate new projects. Any project requiring more than UF12,500 also requires approval from the Investment and Expense Committee. This committee meets weekly. Its members are the Operations and Technology Division Manager, the Administration Area Manager, the Expense Control Area Manager and the Planning and Project Management Office (PMO) Area Manager.





Our
Conduct

Banco de Chile knows that sound ethical management is essential to its industry leading position. Therefore, the bank has many protocols, systems and models that safeguard the ethical behavior of all employees.

Ethics Management System

Every employee is responsible for behaving in an impeccable manner. Accordingly, the bank has a Code of Conduct and an Ethics Committee composed of members of senior management, which aims to implement the bank's guidelines and ensure that professional and personal behavior is excellent. The **Code of Conduct** is critical, as it is an essential component of the bank's corporate ethics. This document contains the general principles and instructions that guide the ethical-professional conduct of the bank's employees, directors and board advisors. The purpose of this code is to safeguard the values that are fundamental to properly conduct the bank's business, in accordance with the bank's corporate philosophy.



The Code of Conduct is composed of 13 Fundamental Principles: Personal Finance, Conflicts of Interest, Handling Confidential Information, Bank Secrecy, Using Resources and Benefits, Representation of Banco de Chile, Illegitimate Businesses and Prevention of Money Laundering, Personal Integrity, Investigations, Conditional Commercial Transactions, Free Competition, Cybersecurity Risks and Risk Culture.

The **Ethics Committee** is responsible for overseeing its implementation within the bank, in addition to ensuring excellent professional and personal behavior. This requires continual training for all employees. It also has a confidential and formal complaint mechanism, which aims to detect cases affecting employees and their teams, thus promoting a dignified and respectful working environment.

The "Ethics Challenge" was initiated in 2014 to reinforce, remind and train employees on ethical issues, which has become an essential part of the culture of integrity fostered at Banco de Chile. The Ethics Challenge is a mandatory group activity for all employees led by managers. It encourages them to discuss cases or situations, collaboratively resolve them and reflect on the bank's Fundamental Principles of Conduct.

Innovation was introduced this year by incorporating audio files that presented two situations. One applied to all the bank's divisions, while the other referred to a particular division at the bank. Representatives of each division worked collaboratively to propose topics framed in the Fundamental Principles of Conduct.

In 2022, 99% of managers participated in the Ethics Challenge, and 98% of employees were involved. At the end of the challenge, the teams were invited to evaluate it. The net satisfaction score was 85%.

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SASB
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NCG 461
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CORPORATE
MESSAGES

1 | ABOUT
US

2 | ECONOMIC AND FINANCIAL
PERFORMANCE

3 | CUSTOMERS

4 | EMPLOYEES

Our
Conduct

Furthermore, two Individual Ethics Challenges were arranged during the year to ensure that reflections on ethics were continuous, one in October and the other in December. Each employee had to review and resolve a situation, in accordance with the Fundamental Principles of Conduct.

Banco de Chile unrestrictedly complies with all the constitutional guarantees in the Political Constitution of Chile and the Labor Code, especially with respect to those who submit complaints or claims. The Internal Rules on Order, Hygiene and Safety state that the employer shall refrain from retaliating against any employee who has exercised these rights.

The bank also has processes for managing complaints within the framework of those rights, based on collecting and internally analyzing the available information. Confidentiality is safeguarded throughout the analysis, evidence gathering and resolution stages.

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Any anonymous complaints are considered on their merit. If relevant information is provided, including names and facts, the complaint can be referred to the appropriate authority for investigation. When the complaint involves harassment, protection measures are evaluated on a case-by-case basis, including removal from the workplace, change of hierarchical dependence, change of shifts, and other measures.



Banco de Chile has several complaint channels, which escalate complaints regarding the following issues:

Complaint Channels

Issue	Means of Contact
Aspects related to ethics	
Crimes related to Law 20,393	
Money laundering prevention	
Information security	Banco de Chile email address
Institutional policies	
Indications of potential internal fraud	
Workplace or sexual harassment or discrimination	

These channels were published on the Intranet during 2022, which made them easily and quickly accessible to all the bank's employees.

These channels were explained during the Ethics Challenge, the fundamental rights course and the workplace and sexual harassment prevention course. Employees can review ethical issues described in the Code of Conduct published on the Intranet and send specific questions to the Ethics Committee's Whistleblower channel, or ask their manager, or the Global Compliance Division, the People and Organization Division or the General Counsel. All ethical complaints relating to employees were recorded and analyzed in order to appropriately resolve them.



The Tell Us (*CuéntaNos*) channel was also strengthened during the Climate and Wellbeing Survey and made available to all employees on the More Connected (*Más Conectados*) platform, in order to provide a confidential reporting channel to discuss any personal, work or family difficulties.

These measures all help to resolve problems that affect employees and teams, thus fostering a dignified, positive and respectful working environment.
There were 52 complaints or questions involving ethical issues in 2022. These were analyzed and assessed using various channels, and 36 of these cases were substantiated. The bank's regulations impose sanctions that may eventually lead to dismissal for conduct contrary to the Code of Conduct, the Internal Rules or other internal policies.

Corporate Governance Policies

Corporate Governance is governed by various policies that have been approved by the board of directors. These corporate policies were jointly designed by various areas and divisions, where appropriate, under the coordination of the Global Compliance Division as it is responsible for defining internal rules together with the General Counsel and in coordination with the Commercial, Operations, and Financial Reporting, Control and Productivity divisions. The division supervises all areas of the bank and its subsidiaries, operates independently and reports directly to the Anti-Money Laundering Prevention Committee. In addition, The Global Compliance Division is responsible for ensuring compliance with regulations to prevent asset laundering and terrorism financing. To do so,

the bank has a board-approved policy, which details roles and responsibilities, committee structures and processes to be used for supervising, making decisions, gathering client information, monitoring transactions and reporting to the Finance Ministry's Financial Analysis Unit, among other topics.

The Code of Conduct is one of its main policies. Some of the others are as follows:

- Handling Insider Information and Personal Investments
- Handling Conflicts of Interest
- Customary Related Party Transactions.
- Social and Charitable Donations Policy
- Internal Audit Policy
- Loans to Directors and Senior Executives
- Non-Discriminatory Access to Credit Products for Individuals Policy
- Prevention of Money Laundering and Financing Terrorism
- Prevention of Dishonest Practices
- Prohibition of Tied Sales.
- Operational Risk
- Information Security and Cybersecurity Policy
- Business Continuity Policy
- Technological Security Plan, Cybersecurity.
- Crime Prevention Model, Law 20,393
- Sustainability Policy
- Environmental Sustainability Policy
- Inclusion, Non-Discrimination and Respect for Diversity Policy
- Market Information Manual
- Financial Information Disclosure Policy

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Our
Conduct

Regulatory Compliance and Anti-corruption

Preventing corruption and the use of the bank and its subsidiaries to engage in unlawful practices has been a concern over the last few decades for Banco de Chile. Awareness-raising measures and controls have been intensified during 2022, in order to prevent this kind of behavior.



The bank has approved a Code of Conduct, a Prevention of Dishonest Practices Policy and a Handling Conflicts of Interest Policy, which describe the main roles and responsibilities to avoid that anything may be interpreted as a violation of ethical conduct or imply the risk of corruption or bribery.

The Regulatory Compliance Department (of the Global Compliance Division) and the Ethics and Conduct Committee are responsible for ensuring compliance with the conduct described in these policies. Banco de Chile continued to prevent corruption and develop a culture of regulatory compliance during 2022, by strengthening the organizational structure responsible for these issues, in order to ensure compliance with policies, particularly where they relate to detecting and monitoring corruption. The Global Compliance Division is responsible for issues regarding the prevention of corruption and money laundering, which involve all employees, as such conduct can only be prevented when the entire organization is vigilant and committed to these objectives. Building a compliance culture requires robust training on corruption, prevention of money laundering, terrorism financing, proliferation of weapons of mass destruction and international sanctions. This training is ongoing and involves

orientation training for new employees and refresher training for all other employees.

The bank initiates commercial relations with customers using "Know your Customer" processes, which aim to discover their identity, their revenue, assets, source of finance, reputation, etc. These are performed by the respective commercial areas. There are also special processes for certain high-risk customers, which require enhanced due diligence.

Corruption prevention requires Banco de Chile to develop a Crime Prevention Model in accordance with Law 20,393 on Criminal Liability for Legal Entities that defines the methodology, corporate bodies and main elements established to prevent the crimes regulated by that law. It also considers diverse obligations and behavioral criteria in order to comply with the provisions of the law, and establishes a reporting hotline to be used to communicate potential policy violations. The bank's suppliers must comply with Law 20,393 and the bank extends its policy that includes bribery as a crime to its suppliers and service providers, to prevent corruption related to contracting services and products.

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The bank regularly reviewed its Crime Prevention Model during 2022, and updated the model's control procedure and risk matrix, with a risk approach that evaluates the probability of occurrence for the crimes contained in the law, and their level of impact. The bank and all its subsidiaries standardized their prevention models, reinforced controls and ensured they were publicized throughout their organizations during the period.

Accordingly, it continued with its e-learning training with an evaluation for all employees that examined their understanding of the main aspects of Law 20,393 and the bank's Crime Prevention Model. The associated complaints channel is email: denunciasley20393@bancochile.cl and it was published on the bank's website for any person, customer, supplier or third party to report a situation that could involve any of the crimes described in that law or a violation of this policy.

The bank customarily keeps the organization informed of rules and procedures related to anti-corruption, preventing money laundering and the other crimes described in the model during 2022. Accordingly, any modifications to the policies within the Crime Prevention Model were approved by the board and communicated to employees through an array of internal media outlets.

Crime Prevention Officers at the bank and each subsidiary submitted their semi-annual reports to the board regarding the status of and compliance with the Law 20,393 Crime Prevention Model and informing them in detail about related issues.

During this period no cases of corruption were confirmed and no disciplinary measures were taken.

The Crime Prevention Model for Banco de Chile and all its subsidiaries was examined during the second half of 2022 by the independent certifying company International Credit Rating Limitada, which certified its compliance until 2024. The process duly certified both the bank and its subsidiaries.

Furthermore, the bank's independent audit department reviews these matters and ensures that any deviation in implementing the controls described in each policy is corrected or reported.

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CORPORATE
MESSAGES

1 ABOUT
US

2 ECONOMIC AND FINANCIAL
PERFORMANCE

3 CUSTOMERS

4 EMPLOYEES

Our
Conduct

Internal Control and Audit Systems

The internal audit department was initially certified in 2017 and recertified in 2022, as the Instituto de Auditores Internos de España (Spanish Internal Auditors Institute) confirmed that the Internal Audits performed at Banco de Chile and its subsidiaries Banchile Corredora de Bolsa S.A., Banchile Administradora General de Fondos S.A. and Socofin S.A. "Generally Comply" with the Standards and Code of Ethics issued by the Institute of Internal Auditors, which is the highest possible rating. The certifying team praised the professional image and reputation of the bank's internal audit team, the team's fierce commitment to international internal audit principles, the maturity of the agile methodology that they have used for the past three years and the creation and robotization of "live risk boards" for the branch network that focus on their main risks.

During the year, automated system access was improved that uses robots to obtain the required information, and advanced analytical tools were used to create control panels and generate warnings.

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Other significant achievements include:

- The Integral Audit Panel with results and recurring findings from field and centralized branch reviews.
- Regular indicators prepared using Power BI to support interested parties.
- Improvements to the branch self-assessment guidelines.
- Extensive interest in the #SomosSucursales community in Más Conectados, where members of this community exchange best practice and relevant information.

- Regular evaluations and feedback was provided to the Branch Audit team for continuous improvement.

The board of directors is responsible for defining and continuously evaluating internal control systems in order to ensure conservative management and effective auditing. To guarantee audit independence, the bank has a hierarchical structure and validation mechanisms for observations and actions designed to deal with the issues identified. Furthermore, the board reviews all corporate policies, approves the annual audit plan and receives information on its progress.

The Directors' and Audit Committee is responsible for regularly assessing the quality of internal control systems and the internal audit function as well as engaging and coordinating with external auditors.

The bank's corporate policies are designed collectively by different areas and divisions depending on the subject of the policy. This design process is coordinated by the Global Compliance Division, which is responsible for defining internal regulations in conjunction with the General Counsel and the Commercial, the Operations and the Financial Reporting, Control and Productivity Divisions. It supervises all the businesses of the bank and its subsidiaries, it is independent of them and reports directly to the Money Laundering Prevention Committee. In addition, it is responsible for ensuring compliance with regulations to prevent asset laundering and terrorism financing. To do so, the bank has a board-approved policy, which details roles and responsibilities, committee structures and processes to be used for supervising, making decisions, gathering client information, monitoring transactions and reporting to the Finance Ministry's Financial Analysis Unit, among other topics.

The Office of the Controller performs the independent and objective function of reviewing the internal control of the bank and its subsidiaries, covering all business units. It prioritizes its audits according to process risk assessments and performs them with the frequency described in the Audit Plan. The division uses standardized internal auditing methods to carry out the following duties:

- Evaluate the effectiveness of risk management processes in the operational, financial, credit, technological, cybersecurity, compliance and branch categories, at the bank and at the stock brokerage, fund management and financial collection subsidiaries.

- Ensure compliance with laws, regulations, corporate policies and anti-corruption policies.
- Inform the Directors' and Audit Committee of audit observations and the status of corrective actions committed to by management to ensure monitoring and timely resolution.
- Help build a workplace focused on proactive risk management and control and continuing education based on observations by the industry or from within the bank and its subsidiaries.



Our Conduct

Internal Control Model


BOARD OF DIRECTORS
COMMITTEES INVOLVING DIRECTORS
DIRECTORS' AND AUDIT COMMITTEE
CHIEF EXECUTIVE OFFICER
FIRST LINE
Commercial Management
Operational Management
Financial Management
Cybersecurity
SECOND LINE
Financial Reporting, Control and Productivity
Wholesale Credit Risk
Retail Credit Risk and Global Risk Control
Compliance
General Counsel
Technological Risk
THIRD LINE
Internal Audit
Independent Auditors
Regulators and Supervisors

Main responsibilities of the first line

- Identify and evaluate risks arising from operations.
- Control and mitigate risks arising from operations.
- Implement necessary mitigation measures.
- Provide reasonable assurance in attaining operational objectives.
- Ensure the effectiveness and efficiency of operations.
- Ensure the reliability of information.
- Ensure compliance with regulations and laws applicable to its operations.
- Safeguard assets.
- Consistently execute controls over risks.
- Design and implement detailed procedures to supervise control execution.

Main responsibilities of the second line

- Design a risk management framework for the organization.
- Facilitate and promote risk management throughout the organization.
- Advise and support process owners in defining the risk exposure level of their operations.
- Effectively report information on the organization's risk profile.
- Present the organization's risk exposure to the board and identify and manage changes in exposure.
- Monitor effective application of controls within first line of defense.
- Monitor timely implementation of risk treatment or mitigation measures or deficiencies.

Main responsibilities of the third line

- Perform an independent and objective analysis of the organization's internal control and audit the first and second lines of defense.
- Carry out regular, objective tests on the design and effectiveness of the controls used by the organization to mitigate risk.
- Issue an independent opinion on the organization's risk management performance.

As relevant processes are audited, testing verifies employee compliance with ethical standards, mainly on issues related to potential conflicts of interest or insider trading. There are several preventive controls that apply to audits of these processes, for example, compliance and supplier management.

Risk
Management

Banco de Chile's risk profile ensures that its business can sustainably grow and is aligned with its strategic objectives, in order to maximize value creation and guarantee its long-term solvency. Overall risk management takes into consideration the business segments served by the bank and its subsidiaries with an integrated and differentiated perspective.

The board establishes the risk policies, the risk appetite framework, and the guidelines to develop, validate and monitor its models. It approves the provisioning models, the additional provisions policy and ensures that provisions are sufficient every year. It ratifies the operational risk strategies, policies, functional structure and integral management model. It is responsible for ensuring that this model is consistent with the bank's strategy and that the organization appropriately implements it. It establishes the subsidiary risk control policy and defines the bank's supervision of its subsidiaries, in order to monitor their risks. Management is responsible for establishing the associated standards and procedures, and for monitoring compliance with the board's instructions. It ensures that criteria are consistently applied by the bank and its subsidiaries, and it coordinates the strict corporate reporting required by the board.

The bank has integrated its capital planning process into its strategic planning, in line with the risks inherent to its business, the financial and competitive environment, its business strategy, corporate values, and its risk governance, management and control systems. Its capital planning process is aligned with the regulator's requirements and incorporates Risk Weighted Asset calculations and stress tests for its credit, market and operational risks, and the integrated measurement of its financial and non-financial risks.

The bank updates its Risk Appetite Framework every year and the board approves it. This framework identifies, evaluates, measures, mitigates and proactively controls all the relevant risks that could arise in the normal course of its business. Therefore, the bank uses several management tools and defines an appropriate structure of limits and warnings within this framework, which constantly monitor the performance of various indicators and trigger prompt corrective measures, if required. These indicators are included in the annual regulatory capital self-assessment report that is approved by the board and submitted to the CMF.

The Wholesale Credit Risk Division, the Retail Credit Risk and Global Risk Control Division and the Cybersecurity Division jointly manage risk. They form the corporate risk governance structure, and their highly experienced and specialized teams, together with a robust regulatory framework, secure optimal and effective management of the matters they address.

NCG 461

3.6

The Wholesale Credit Risk Division and the Retail Credit Risk and Global Risk Control Division are responsible for credit risk during the origination, monitoring and recovery phases for each business segment. The Wholesale Credit Risk Division supervises the Market Risk Department that measures, limits, checks and reports on this risk, as well as defining valuation standards and asset and liability management standards.


Risk
Management

The Origination Area of the Retail Credit Risk and Global Risk Control Division prepares the regulatory framework for credit risk issues, and the Risk Models Area prepares the methods related to credit risk. The respective areas of this division that deal with these matters also monitor and validate these risk management models, which safeguards their independence.

This division also has Operational Risk and Business Continuity Departments that are responsible for managing and supervising how policies, standards and procedures are implemented in each of these areas within the bank and its subsidiaries. The Operational Risk Department is responsible for ensuring that operational risks are efficiently identified and managed, for promoting a risk awareness culture to prevent financial losses and improve process quality, and for proposing continuous improvements to risk management that are aligned with business objectives. The Business Continuity Department aims to manage business continuity strategy and control within the operational and technological areas of the bank, by developing alternative operational plans and controlled testing to reduce the impact of disruptive events that may affect the organization. The Operational Risk and Business Continuity methods, controls and scopes apply to Banco de Chile and are replicated in its subsidiaries. This guarantees their standardization in line with the bank's overall management model.

The Cybersecurity Division is responsible for defining, implementing and reporting on progress with the Strategic Cybersecurity Plan, which is aligned with the bank's business strategy. It focuses on protecting internal, customer and employee information.

Risk Management

Credit Risk

Credit risk assesses the probability that the counterparty in a loan transaction does not meet its contractual obligation because of payment incapacity or financial insolvency, and that leads to a potential loan loss.

The bank seeks an adequate risk-return and an appropriate risk balance, through careful credit risk management, which covers the loan origination, monitoring and recovery processes. It also continuously manages risk knowledge using an integral approach, in order to contribute to the business and anticipate threats that may damage its solvency or the quality of its loan portfolio, by developing a unique risk awareness culture throughout the bank and training the bank's employees.

This requires developing a risk management framework for the business segments served by the bank, responding to regulatory requirements and commercial dynamism, contributing to digital transformation, and contributing to the bank's businesses from a risk management perspective. It adopts a portfolio perspective that efficiently and proactively manages, resolves and controls the business approval process.

Consideration is given in the corporate segments to additional management processes, when required. This applies to financing requests that involve greater exposure to environmental or social risks.



The bank integrates socio-environmental criteria into its evaluations for granting financing for domestic and regional projects that might generate such an impact, wherever executed. Projects must have all the permits, authorizations, licenses and studies required for their impacts in order to qualify for financing. For large customers, the bank also has specialized customer service units involved in the process of financing large-scale projects such as public works concessions that include building infrastructure and mining, power or real estate developments, all of which may have an environmental impact.

Credit policies and processes are based on the following management principles, which use a specialized approach according to the characteristics of the bank's markets and segments, and acknowledges their peculiarities:

1. Perform a rigorous assessment during the loan origination process, based on credit policies, rules and procedures and making sure that sufficient, accurate information is available. This involves analyzing the customer's cash flow generation and solvency to comply with payment commitments and, when necessary, requiring suitable guarantees to mitigate the risk assumed with the customer.

2. Implement a continuous, robust portfolio monitoring process using systems that warn the bank of potential signs of customer impairment with respect to the original assessment and possible business opportunities with customers demonstrating superior quality and payment behavior.

3. Develop credit risk modeling guidelines, covering regulatory and management aspects, for efficient decision making at each stage of the lending process.

4. Implement a timely, flexible, efficient collections structure that can be used to take the appropriate steps depending on customer type and payment problems, strictly adhering at all times to regulations and the bank's reputation-related definitions.

5. Efficiently manage teams, tools and information availability to ensure optimal credit risk management.

The credit risk divisions use these management principles to contribute to the business and anticipate threats that may affect solvency and portfolio quality. In particular, during 2022 the soundness of these principles and the role of credit risk have enabled the bank to appropriately respond to challenges presented by the pandemic, providing prompt responses to customers while maintaining the solid fundamentals for which the bank's portfolio is known among its diverse segments and products.

Portfolio performance has been monitored within the risk management framework, including the loans associated with the Fogape Covid and Fogape Reactivación programs.



CORPORATE
MESSAGES

1 ABOUT
US

2 ECONOMIC AND FINANCIAL
PERFORMANCE

3 CUSTOMERS

4 EMPLOYEES

Risk
Management

Retail Segment

Loan origination for this segment is mainly managed using risk assessment scoring tools, supported by an appropriate credit attribution model, which is required to approve each transaction. These assessments examine factors such as total borrowings, payment capacity and maximum acceptable exposure for the customer.

The bank's risk functions for these segments are segregated into the following areas:

Retail Origination and Regulations: Evaluates transactions and customers using areas specialized by segment and by product. Maintains a framework of policies and standards to ensure that portfolio quality remains within the desired risk, and defines guidelines for customer origination and their respective parameterization in the assessment systems. These definitions are publicized within the commercial and risk areas through programs and continuous training, and they are monitored by credit review processes.

Risk Models: Responsible for developing, maintaining and updating credit risk models for regulatory or management use, in accordance with local and international regulations. Also responsible for the functional specifications and the appropriate statistical techniques to develop the models required. These models are validated by the Model Validation Area and then submitted to the corresponding governing body, such as the Internal Modeling Technical Development and Oversight Committee, the Portfolio Risk Committee, or the board, as appropriate.

Retail Monitoring and Modeling: This area measures portfolio behavior by monitoring the main indicators of the aggregate portfolio and using batch analysis reported in management thus generating important information for decision making at diverse levels. It also conducts special monitoring based on important events occurring in the market. This area ensures that strategies are implemented in a manner that meets their risk quality objectives.

The risk model monitoring function monitors risk models and ensures that they comply with the standards that assure their predictive and discriminant capacity.

It is also responsible for managing the calculation process for credit risk provisions and ensuring that they are correct executed.

Model Risk and Internal Control: Its purpose is to manage the risks associated with models and their processes, so it relies on the model validation, model risk management and internal control functions. Model validation is responsible for performing an independent review of risk models, including risk-weighted assets and stress testing, during their construction and implementation stages. It validates compliance with board-approved guidelines and addresses aspects such as governance, data quality, modeling techniques, methodological and parametric implementation analysis and documentation. The results of these reviews are submitted to the respective committees. Model risk management is responsible for monitoring models and ensuring that they fulfill their life cycle status.



Finally, the objective of internal control is to ensure that the financial information reported by the bank is reliable and transparent. This requires a regular assessment based on the materiality of risks in relation to their impact on the financial statements, by evaluating the design and operating effectiveness of the internal control environment. The internal control process for Basel III has been implemented in compliance with the same framework, which consists of an independent review of the capital management function.

Collections: This area universally manages debt collections at the bank and defines refinancing criteria using predefined negotiating guidelines to refinance borrowings for viable customers with the intention to pay, while maintaining an adequate risk-return ratio. It uses robust tools that control its differentiated collection management, in accordance with institutional policies and strict compliance with the regulatory framework.

The bank has specific rules regarding customer collections and loan rescheduling, which ensures the quality of its portfolio, in accordance with its credit policies and risk appetite framework. Collection management supports customers with temporary cash flow problems by proposing loan rescheduling plans to viable customers, in order to preserve a long-term relationship after their situation has been resolved. The recovery of assets at risk is maximized and collection measures are promptly and appropriately implemented to ensure that loans are recovered or to reduce any potential loss.

Wholesale Segment

Origination management for this segment involves an individual assessment of the customer and if it belongs to a group of companies then this takes into consideration the bank's relationship with the rest of the group. This individual (and group, if appropriate) assessment considers generation capacity, financial capacity with emphasis on solvency, exposure levels, industry variables, an assessment of the partners and management and aspects particular to the transaction such as the financing structure, terms, products and any guarantees.

This assessment is backed by a rating model that ensures a homogeneous evaluation of the customer and its group. This assessment involves specialized areas for some segments that require expert knowledge such as real estate, construction, agriculture, financial and international.

The portfolio is continually monitored in a centralized manner by individual customer, business segment and economic sector, based on regularly updated information from the customer and the industry. Warnings are triggered throughout this process, to promptly and correctly detect any risks to the individual portfolio and to monitor any special conditions established at the origination stage, such as financial covenants, and the scope of specific guarantees and conditions imposed at approval.



Risk
Management

Additionally, loan origination areas jointly monitor loans from application to recovery, in order to ensure that portfolio risks are promptly and correctly identified and take steps in advance to manage cases with higher risk levels.

By identifying customers with signs of deterioration or default on any condition, the customer's commercial area and the Wholesale Credit Risk Division work together to devise action plans to correct the situation. In more complex cases requiring specialized management, the Special Asset Management Area, which reports to the Wholesale Credit Risk Division, is directly responsible for managing collections, establishing action plans and negotiating based on each customer's particular circumstances.

Provisions and Expected Losses

Banco de Chile evaluates its loan portfolio on an ongoing basis and promptly recognizes the risk level associated with the portfolio. There are specific guidelines for this purpose that generate management models (reactive and proactive admission models and collection models), provisioning models (both under local standards in accordance with the instructions issued by the CMF, as well as under IFRS criteria) and stress tests. These guidelines and the subsequent models are approved by the board.

In order to cover losses in the event of potential payment default by customers, the bank determines how much to provision as follows:

- **Individual Assessment:** An individual debtor assessment is used mainly for legal entities that the bank needs to understand in detail or on a case-by-case basis because their size, complexity or indebtedness level. In order to

establish timely and sufficient provisions, each debtor is classified into one of 16 categories defined by the CMF. The bank reviews the portfolio's risk ratings on an ongoing basis, including each customer's financial situation, payment behavior and environment.

- **Group Assessment:** This assessment criteria is applied mainly to individuals and smaller companies. These assessments are performed every month using statistical models that estimate the provisions required to cover the portfolio risk. The results from the commercial and mortgage portfolios are compared with the standard models provided by the regulator, with the resulting provision being the higher of the two methods. The consistency analysis for these models is performed by independently validating the unit that develops the models and, subsequently, performing backtesting to contrast real losses with model-estimated losses. The CMF recently issued a regulation in consultation that proposes a standard minimum model for the consumer portfolio.

The bank prudently adjusted its 2020 provisioning models during 2022 as a result of the pandemic, in particular its Probability of Default (PD) parameters, by adopting a conservative and prospective approach. Consequently, the models are monitored in accordance with board-approved guidelines.

Adequacy of Provisions

In order to verify the quality and soundness of its risk assessment process, every year the Bank tests the adequacy of its provisions for its entire loan portfolio, thereby confirming that provisions are sufficient to cover losses that may arise from loans granted. The results of this analysis are presented to the board, which then issues a formal opinion on the adequacy of the bank's provisions for each year.



Additional Provisions

Banco de Chile records additional provisions to protect against unforeseeable economic fluctuations that may affect the macroeconomic environment or circumstances of a specific economic sector. At least once a year, the amount of additional provisions to be established or released is proposed first to the Portfolio Risk Committee and then to the board for approval. The bank created additional provisions in 2022 that were driven by various prospective analyses, economic expectations and local macroeconomic forecasts.

Financial Risks

The bank analyzes and manages price risk, or potential losses from adverse changes in market factors on financial exposures. It also monitors liquidity risk, which is defined as the potential inability to honor financial obligations or quickly liquidate exposures to price risk.

The Market Risk Division, which is part of the Wholesale Risk Control Division, is in charge of identifying risks, defining how to correctly measure them, and designing and establishing an appropriate structure of limits, alerts, controls and reporting on the bank's market exposures and risks, as well as providing guidelines for its subsidiaries. The Treasury and Capital Financial Control Department, within the Financial Reporting, Control and Productivity Division, regularly reports on it. These units perform their duties independently from the business units. The Treasury Division is responsible for managing the aforementioned exposure and financial risks, within the limits and parameters proposed by the Market Risk Division and approved by the Finance, International and Market Risk Committee and the board, as appropriate, in accordance with the respective policies.

Liquidity Risk

Liquidity risk can arise either due to a reduction in the bank's funding capacity (funding liquidity risk) or a reduction in the traded value of its assets that can be liquidated or its market factors from derivatives held in its portfolios (transaction or trading liquidity risk). The bank has a liquidity risk management policy, approved annually by the board, which sets limits and warning levels based on internal methodologies that complement regulatory liquidity limits.

Funding liquidity is measured, controlled and managed by means of internal metrics, including the Market Access Report (MAR). MAR limits are established to ensure that funding can be obtained and/or renewed in professional markets under normal operating conditions, in different time horizons and different currencies.

The bank also utilizes other metrics to manage liquidity such as minimum liquid assets or liquidity buffers, cross-currency funding, liability renewal rates and financial ratios and others metrics required by the regulator such as the liquidity coverage ratio (LCR) and the net stable fund ratio (NSFR). Other metrics are used, such as the C46 Index, which simulates the resulting net cash flow for a given period of time. It also continuously monitors and tracks market variables and/or material events that could impact the bank's liquidity position.


Risk
Management

In accordance with its liquidity risk management policy, the bank performs regular stress exercises in order to quantify its cash needs in the event of adverse scenarios of varying severity, contrasted against potentially available action plans. These results are monitored and controlled based on the maximum liquidity risk tolerance defined by the board.

Trading liquidity is assured by using limits with certain specific maturities based on the amounts that are normally traded in professional markets for interest rate exposure generated by debt instruments and derivatives. The same processes are used to limit the bank's overall exposure to each currency and to exchange rate volatility with varying maturities.

These internal and regulatory metrics are regularly reported to the business units responsible for managing liquidity risk. Similarly, senior management is immediately notified in the event that limits are exceeded or alerts activated, including, if necessary, monitoring of corrective action plans. Measurements and the general status of liquidity risk are reported each month to the Finance, International and Market Risk Committee and each quarter to the bank's board.

Price Risk

The bank separates this risk into three types of financial variables: spot prices, interest rates and options volatility. It has a market risk management policy, approved annually by the board, which sets internal limits and warning levels, in addition to regulatory limits, for measuring financial exposures and/or price risks generated by them.

Price risk is measured and controlled for management purposes using several different internal metrics and reports depending whether they are used for exposures in the Trading and Currency Book or the Accrual Book.

Regarding internal tools designed for the Trading and Currency Book, price risk is managed by calculating and reporting financial exposures using sensitivities or greeks, and the risk of the entire portfolio using the VaR model.

The bank has also established internal metrics for price risk management in the Accrual Book, defining limits and warning levels for interest rate exposure. It measures interest rate exposure using the IRE metric (Interest Rate Exposure), and interest rate risk for the Accrual Book using the EaR 12M (Earnings at Risk 12 month) methodology.

Also, internal policies call for periodic stress testing of Trading and Currency Book positions and the Accrual Book, which are contrasted against the maximum price risk tolerance defined by the board.

The use of limits and status of alerts are regularly reported to the respective business units. Similarly, senior management is immediately notified in the event that limits are exceeded or alerts activated, including, if necessary, monitoring of corrective action plans. This information is reported each month to the International Finance and Market Risk Committee and each quarter to the bank's board.



Operational Risk

The bank defines operational risk as the risk of incurring losses from deficiencies or failures in internal processes, human factors and/or systems, or resulting from external circumstances. This definition includes legal risks and excludes strategic and reputation risks.

Operational risk is inherent to all transactions, products and systems, as well as strategic, business and support processes throughout the organization. All bank employees are appropriately responsible for the management and control of operational risks inherent to their duties, since these risks may result in direct or indirect financial losses.

Banco de Chile and its subsidiaries have developed a comprehensive operational risk management model that supports a general governance structure that adequately complies with the Operational Risk Policy and effectively manages the bank's operational risks. This structure includes the board, the Senior Operational Risk Committee, the Operational Risk Committee and functional areas.

The Retail Credit Risk and Global Risk Control Division leads operational risk management at Banco de Chile. It is structured with a division manager and operational risk areas responsible for risk management within the bank and each subsidiary.

The bank's operational risk management model requires active participation by its business units through coordinators and managers who represent the bank's areas and divisions.

Various regulations form the structural basis for management that describe the main guidelines, roles, responsibilities and tasks, and they are comprised of policies, bylaws, standards, methods, procedures and internal manuals.

The bank uses quantitative and qualitative methods and models to manage operational risk, in order to identify, assess, measure, control and mitigate its various risk exposures. It continuously monitors the main operational risks by reviewing and controlling them in order to anticipate and mitigate these potential and material risk exposures.

The bank requires its departments to prepare various reports that inform, support and control operational risk management, which are then submitted to internal areas, committees and regulators.

The bank has several risk mitigation strategies, aligned with its corporate appetite framework, which keep its operational risk exposure within appropriate limits. These strategies lead to action plans developed from identified potential risks, a significant risk occurring, deficiencies detected in the control environment and preventive initiatives.


Risk
Management

The bank continuously improves its operational risk management, in order to make the tasks carried out by the organization more effective and efficient. This requires each area to develop various mechanisms aligned with the highest standards in operational risk management.

Training and communication programs were also developed aimed at explaining operational risk management to the bank's employees, so that they can actively contribute to implementing the comprehensive operational risk management model.

Comprehensive operational risk management involves executing tasks that are organized as follows:

- **Fraud Management:** Continually analyze internal and external information to identify major sources of risk and how they behave, define and drive mitigation measures, improve security for our customers and reduce any associated financial losses.

- **Process Assessment:** Identify and assess risks and controls associated with all the bank's processes, define and constantly monitor acceptable risk limits and the mitigation measures that apply when these limits are breached.

- **Control Testing:** Evaluate the operating effectiveness of operational risk controls through effectiveness testing and verify whether controls are correctly designed and implemented with the aim of preventing or detecting a material error.

- **Incident Management:** Analyze, control and report significant operational risk incidents to the appropriate governance bodies regardless of whether they produce losses, in order to prevent them recurring, ensure that processes are correctly executed and suggest mitigating measures that will assure an adequate control environment.

- **Loss Database Management:** Monitor, record, account for and report any operational losses by areas and ensure compliance with the regulatory requirements in the method for calculating assets weighted by operational risk.

- **Risk Appetite Profile and Framework:** Operational risk management is aligned with statements in the bank's Risk Appetite Framework (RAF). Comprehensive Risk Measurement (CRM) determines the bank's inherent risk profile using methods that quantify the profile of all aspects of operational risk management.

- **Supplier Management:** The objective is to identify, manage and monitor risks stemming from outsourcing services. Accordingly, the bank has a supplier management model that analyzes the risk and criticality associated with outsourced services and has implemented an assessment and monitoring scheme with a special focus on significant issues.

- **Self-Assessment Matrix:** The objective is to achieve annual targets and management then analyzes and reports its own performance.



- **Operational Risk Assessment for Projects:** The bank is constantly developing and intensifying projects during digital transformation, from the creation of new products and services to large-scale technological implementations and operational changes in processes. Projects may encounter new risks during their implementation that must be properly mitigated by incorporating robust controls before implementation is completed. To accomplish this, it uses a methodological framework and specific tools to assess the different risks and controls, establish a general level of risk exposure and determine mitigation actions when necessary.

- **Relations with External Entities:** This involves entities external to the Operational Risk Area coordinating, preparing and reporting information to inspectors.

- **Corporate Training Plan:** The bank has established annual training plan that constantly promotes the operational risk management culture throughout the corporation and reinforces the responsibility of each employee to carefully manage operational risk. This training plan considers various aspects of operational risk management and uses several communication tools and methods.

Business Continuity

The bank fulfills the main objectives related to providing the best service and customer service channel availability by making business continuity management a part of this fundamental process. Every day, it faces situations that could affect the business continuity of the organization or the country and its response is to constantly keep operating the products and services that are critical to its customers.

Therefore, the Business Continuity Department has defined the overall framework based on the regulations in the policy and standards. It has prepared a consistent continuity plan to safeguard the bank and its subsidiaries, with the objective of making the organization resilient. It has established general guidelines for safeguarding employees, preserving the organization's assets in the event of catastrophes, maintaining and updating documentation, conducting training and executing tests.

Accordingly, the last three pandemic years have proven the operability of this model, which has placed the bank under a contingency environment and successfully activated the continuity plans prepared for such situations. Operational continuity has been maintained throughout the bank, while addressing the main aspects that protect the safety and integrity of employees, customers, suppliers and shareholders.

Coverage is provided to the following, as they form the bank's comprehensive continuity management model, in accordance with the business unit strategies and plans in this model.

- **Document Management:** This involves submitting any documentation that supports business continuity to methodical updating processes, in order to keep the bank's strategy aligned with the BCM (Business Continuity Management) guidelines.

- **Business Continuity Testing:** This refers to annual emergency simulations, which address the operational and technological risk scenarios identified by the bank, and connect the critical personnel that operate the payment chain and the procedures that support the bank's critical products and services.

- **Crisis Management:** This is an internal process that trains the main executive roles associated with the Crisis Groups in conjunction with the main strategic


Risk
Management

recovery processes and structures in the BCM model. It strengthens various aspects of the preparation, execution and monitoring required by the bank to manage crises.

- **Critical Supplier Management:** This is the management, control and testing of Business Continuity Plans of suppliers involved in processing critical products and services for the bank. These plans are associated with the risks directly related to that service.

- **Management of Alternative Sites:** This is the management and monitoring of secondary physical locations for the bank's critical services, to maintain operational continuity if the main work location fails. This requires keeping their technological and operational functionality up to date and ensuring that they can be rapidly activated when needed.

- **Relations with Subsidiaries and External Organizations:** This is the control, management and balancing of subsidiary compliance with the bank's strategies and methods to handle crises and business continuity. It also manages overall compliance with the requirements of internal and external regulators.

SASB
FN-CB-230-a.2
FN-CF-230-a.3

- **Continuous Improvement:** This applies enhancements, automation and sufficiency to the resources used by the internal processes within the business continuity model, to improve response times to information received during contingencies that complement the processes managed by the BCM.

- **Training:** This covers employee training and strengthening on BCM strategies and issues, using various learning methods.

Technological Risk, Cybersecurity and Data Protection

Society is increasingly digitalized, so customer privacy and cybersecurity risk management is a priority for Banco de Chile. Therefore, the bank has developed a Strategic Cybersecurity Plan, which is aligned with the bank's business strategy. The main objectives of this plan are to protect customer and employee data, safeguard the bank's data, manage technological, cybersecurity and data security risks, and strengthen the risk prevention culture.

This plan complies with the appropriate regulations, which include the Personal Data Protection Law 21,096, the Protection of Privacy Law 19,628 and the provisions published in the Updated Compilation of Rules (RAN) issued by the Financial Market Commission (CMF). This plan has been approved by senior management, who regularly receive associated progress reports.

Data security and cybersecurity policies at Banco de Chile establish guidelines regarding the responsibility for and protection of data and its associated risk management, based on both regulatory aspects and international standards. These policies are reviewed annually and apply to employees, external personnel, suppliers and service subcontractors who enter its facilities or have access to bank and subsidiary data. The controls that protect this information and IT assets are defined by regulations, processes and the bank's internal procedures.



Cybersecurity Division

Area	Responsibilities
Cybersecurity Engineering and Architecture Department	• Obtain maximum benefit from the latest protection technologies, in line with industry trends. • Protect against cyberthreats that put the data, assets and wealth of the bank and its customers at risk. • Define and maintain the bank's cybersecurity architecture.
Cyberdefense Department	• Proactively detect threats that may affect business services or products. • Manage cybersecurity incidents in an assertive and timely manner, while minimizing the impact, improving response times and protecting the bank's business, in line with the digital transformation of the institution.
Technological Risk Department	• Assess technological and cybersecurity risks and identify the data and technological assets with high risk exposure in the organization's technological environment that threaten data protection the supporting infrastructure. Establish action plans to keep risks within suitable limits, and provide useful information for decision making and prioritize the management of technological and cybersecurity risks.
Cybersecurity - ISO Assurance Department	• Ensure compliance with the cybersecurity risk management methods and processes and the division strategic plan, and update policies, standards and procedures on data security and cybersecurity. • Develop an employee cybersecurity culture and provide the knowledge to identify cyberthreats that put the bank's information and assets at risk.
Strategic Management Department	• Prepare and monitor compliance with the Cybersecurity Strategic Plan, and ensure that resources are efficiently used. Promote the adoption of a cybersecurity governance model that integrates processes and technology and effectively achieves the transformational and continual improvement objectives for cybersecurity. • Prepare cybersecurity guidelines for the bank's suppliers.




Risk
Management



GRI
418-1

SASB
FN-CB-230-a.1
FN-CF-230-a.1

2022 Milestones

- The Cybersecurity Division has played a vital role in the bank's digital transformation. It has adopted good practices for secure development that have been incorporated into the design and every stage of the project life cycle.
- Data migration to the cloud has involved progress with security standards for the data center and the clouds used by the bank to store data. This is an ongoing process and will also be a challenge in 2023.
- An advanced analytics and data science unit has been established within the cybersecurity division, to provide important cybersecurity intelligence information.
- An awareness plan for the bank's employees and their families has been consolidated throughout the year, which provides recommendations and good practices through various campaigns when dealing with threats such as cyberbullying, grooming, sexting, smishing and vishing.
- The Count on Banco de Chile (*Cuentas con el Chile*) program educated schools, universities, foundations, corporations and other community organizations, and it raised awareness of "Financial Education and Cybersecurity".
- Finally, no substantiated claims were received or identified during the year in relation to customer data leakage that was attributable to cybersecurity events.



Banco de Chile

ECONOMIC AND FINANCIAL

Performance

Economic Environment

The global economy underwent various changes over the course of 2022, many of them attributable to the Coronavirus pandemic and the economic policy responses by the authorities.

GDP growth slowed significantly compared to the previous year. The IMF estimates that global growth fell from 6.2% in 2021 to 3.4% in 2022, due to a universal loss of global dynamism worldwide. Growth among developed economies slowed to 2.7% in 2022 (from 5.4% in 2021), driven by the slowdown in the US, where the economy expanded by 2.0%, and the European Union where GDP grew by 3.5% (versus 5.3% in 2021). The trend among emerging economies was similar, as growth fell from 6.7% in 2021 to 3.9% in 2022, which was largely attributable to the slowdown in China where growth fell from 8.4% to 3.0% for the year. Not surprisingly, growth in Latin America fell to 3.9% in 2022 from 7.0% in the previous year.



GDP Growth Rates
(YoY, %)

	2021	2022	2023	2024
Global	6.2	3.4	2.9	3.1
Developed Nations	5.4	2.7	1.2	1.4
Emerging Nations	6.7	3.9	4.0	4.2

The global economic cycle in 2022 was influenced by three major trends. One trend was the rise in inflation, which was across the board and reached its highest point in decades. Average headline inflation reached 8.8% in 2022, well above central bank targets and figures from recent years. Broadly speaking, price inflation was caused by the combined effect of several factors.



First, fiscal stimulus measures during the pandemic raised demand to levels far in excess of their long-term trends. The IMF estimates that the fiscal deficit was 10.4% of GDP in 2020 and 7.2% in 2021, which raised borrowing by close to 20 points of GDP. Second, liquidity increased as a result of the measures implemented by central banks to counteract the effects of the pandemic. Third, the supply chain was initially disrupted by the pandemic and subsequently by geographical conflicts, which contracted the supply of goods and further exacerbated short-term inflationary pressures. As a result, inflation soared above the monetary policy targets of central banks, especially in the US where the CPI rose by 6.5% in 2022, 9.2% in the Eurozone and 10.4% in the United Kingdom.

Another global economic trend was monetary tightening by several central banks in response to the global rise in inflation. The US Federal Reserve began raising the Federal Funds Rate in March 2022 from 0.25% where it had been since the beginning of the pandemic. A similar process took place in the Eurozone, where monetary tightening started in July 2022 by raising the benchmark rate by 250 basis points after it had been at 0% since 2016, while in the UK the increase was 325 basis points to 3.5%. These central banks report that rates will continue to rise this year, given that high inflation is keeping real interest rates at negative values. Interest rates followed a similar pattern in Latin America.

A third trend is that geopolitical factors have had a significant impact on the global economy. In particular, Russia's invasion of Ukraine generated a negative impact on growth and increased inflation, mainly due to the associated increase in energy prices. There are also potential long-term impacts, which cannot be accurately estimated yet.

There is consensus that global economic growth will moderate during 2023. The IMF estimates that the world will grow by 2.9%, while in 2024 it will be closer to its trend at around 3.1%. The market expects that lower economic dynamism and the price of commodities returning to normal, such as energy and food, will contribute to reducing inflation, which would allow central banks to ease back on monetary tightening.



Inflation in Developed Nations
(YoY, %)



CORPORATE
MESSAGES

1 ABOUT
US

2 ECONOMIC AND FINANCIAL
PERFORMANCE

3 CUSTOMERS

4 EMPLOYEES

Economic
Environment

Domestic Economy

Broadly speaking, the Chilean economy experienced trends similar to global trends, as GDP growth was moderate, inflation rose and the expansionary nature of fiscal and monetary policy was tightened.

The economy grew by 2.7% in 2022, which was lower than the 11.7% a year earlier, according to Imacec figures (Monthly Economic Index). This was the result of a decline during the course of the year, which was reflected in the annual growth rate falling from 7.4% in the first quarter to -1.6% in the last quarter. The declines in the commerce sector of -2.3% and mining sector of -3.3% were partially offset by recovery in the services sector of +7.3%, where this greater dynamism was due to eliminating various mobility restrictions as the public health situation improved.

Despite lost momentum, the average unemployment rate fell to 7.9% in 2022 from 8.9% the previous year. This improvement was due to average employment growth of 7.1%, which exceeded workforce growth



Imacec Growth in Chile

of 5.6%. Despite these growth rates, workforce and employment have not yet recovered to where they were at the beginning of 2020, before the onset of the pandemic. The fall in unemployment was also due to low labor participation, which did not exceed 60% at the end of 2022.

Despite lower GDP growth, inflation increased significantly over the course of the year, to reach 12.8%. This was significantly above the Chilean Central Bank's monetary policy target of 3.0% and its highest since 1991. This was due to price increases for some external, volatile goods and to the depreciating exchange rate, which was reflected in a 15.9% increase in the tradable





Inflationary Trends in Chile
(YoY, %)
16
14
12
10
8
6
4
2
0
Dec-15
Jun-16
Dec-16
Jun-17
Dec-17
Jun-18
Dec-18
Jun-19
Dec-19
Jun-20
Dec-20
Jun-21
Dec-21
Jun-22
Dec-22
CPI
Core CPI

goods index for the year and a 9.0% increase in the non-tradable goods index for the year. Core inflation excluding food and energy prices rose by 8.6% during the period.

Price increases in Chile drove the Chilean Central Bank to increase its monetary policy rate (MPR). The Chilean Central Bank's board raised this interest rate to 11.25%, thus reaching the highest rate for comparable periods since the nominalization of the policy rate. The cumulative increase of 1,075 basis points in the MPR since the normalization process began in July 2021 was one of the largest increases worldwide.

The Chilean economy will face several risks in 2023. The most important are trends in the global economy, especially growth in Chile's main trading partners (China and the US), and the price of copper. Domestic developments related to various reforms and policies currently under discussion and a new constitution will be the central issues to consider within the balance of risks.



Banco de Chile


Chilean Banking Industry[1]

The industry achieved its best performance in 2022, mainly due to transitory factors that should subside in 2023. Lending was contained, in line with a weakly performing Chilean economy.

The industry's total loan portfolio achieved a double-digit nominal increase compared to the previous year. However, in real terms, the loan portfolio contracted, mainly as a result of weak performance from the commercial portfolio. Mortgage and consumer loans practically did not grow during the year, after discounting for inflation. The transitory factors that affected this year were as follows: (i) the highest inflation in decades, (ii) high interest rates during the year, (iii) extraordinarily low delinquency indicators and (iv) liquidity surpluses that normalized during the year.

The industry's loan volumes, excluding foreign subsidiaries, achieved nominal growth of 10.1% p.a., the same as in 2021. However, in real terms these were -2.8% in 2022 and 3.3% in 2021. There was a -5.7% p.a. real decline in the commercial portfolio, which was largely explained by the high comparative base in 2021, associated with the Fogape Reactiva program. This decline was partially offset by 0.9% p.a. real growth in mortgage loans, despite interest rates reaching their highest levels in decades, combined with high inflation, lower demand and supply restrictions. The consumer portfolio also partially offset the decline in the commercial portfolio by growing by 0.4% p.a. in real terms, which was aligned with the progressive normalization of liquidity surpluses.

The performance of liabilities was heterogeneous. Demand deposits excluding foreign subsidiaries contracted by 30.7% in real terms or 21.5% in nominal terms, mainly due to sharp increases in 2020 and 2021 as a result of pension fund withdrawals and state aid to individuals and companies during the public health crisis. The increase in interest rates led to available funds being moved from checking accounts to time deposits, which grew by 36.6% p.a. in nominal terms excluding foreign subsidiaries. Debt issuance also expanded, although to a lesser extent, and benefited from favorable market conditions and long-term financing was strengthened to meet the expansion of assets and expected changes in funding sources.

Banking industry solvency saw the continuing transition towards full implementation of Basel III. The ratio of regulatory capital to credit-risk-weighted assets was 15.7% as of November, which was above both the regulatory limit and its 14.9% as of December 2021. The other associated metrics were also above the regulatory minimums, with great heterogeneity among the main institutions.

Net income was Ch$5,497 billion, which far exceeded net income of Ch$3,827 billion in 2021. However, this performance is transitory as mentioned at the beginning of this section, mainly due to high inflation on the industry's net asset position in UF, which was 13.3% measured as UF growth. However, its return on average capital and reserves was 22.5%, which exceeded the return of 17.4% in 2021. If the effect of

1/ The new compendium of accounting standards came into effect in January 2022. Therefore, comparisons with 2021 are based on proforma financial statements prepared internally by Banco de Chile.



inflation on equity (price-level restatement) were to be recognized, then the return would decrease to 8.6% in 2022, compared to 10.6% for the previous year.

Banking Industry Results
(Millions of Chilean pesos, including foreign subsidiaries)

Balance Sheet	2021	2022	Change %
Total assets	**361,453,309**	**396,716,471**	**9.8%**
Loans	221,109,994	243,485,431	10.1%
Financial investments	63,059,734	66,271,033	5.1%
Total liabilities	**336,666,375**	**368,456,988**	**9.4%**
Demand deposits	103,729,635	83,333,733	-19.7%
Time deposits	77,016,634	107,047,649	39.0%
Debt issued	50,414,853	55,919,621	10.9%
Regulatory capital financial instruments issued	7,794,260	9,570,791	22.8%
Total equity	**24,786,934**	**28,259,483**	**14.0%**

Operating revenue increased by 24.0% compared to the previous year. This increase was mainly explained by a rise in net interest and indexation income of 32.6%, due to increases in loan volumes and indexation, and increases in net commission fees of 5.8%. As a result, the ratio of operating revenue to average loans climbed from 6.4% in 2021 to 7.0% in 2022.

Operating expenses grew by 11.0%, which was below inflation and reflected the industry's efforts to restrict expenses in response to the persistent trend of compressed intermediation margins. The increase is mainly due to recognizing high inflation for the year in employee payroll and benefits expenses, as well as administrative expenses. The efficiency indicator was 40.6% in 2022 compared to 45.3% in 2021.

Meanwhile, loan loss allowances increased by 49.2%. This was caused by several factors. Firstly, credit risk expense fell to exceptionally low levels in 2021, as liquidity surpluses had a favorable impact on the behavior of debtors and reduced delinquency. This phenomenon continued throughout most of the year, with a gradual but consistent trend towards normalization towards the fourth quarter. Accordingly, the industry created significant additional provisions that recognized the current restrictive lending conditions in an environment of economic deterioration and uncertainty. Therefore, the ratio of loan loss allowances to average loans indicator was 1.40% in 2022, up from 1.06% in 2021.


Chilean Banking
Industry

The industry will face many challenges in 2023, which include: (i) achieving business growth, while the economy is contracting, delinquency indicators are returning to normal and investments in digital transformation and technology continue to be demanding, (ii) proactively addressing increasing regulatory and competitive demands, (iii) improving efficiency and productivity to mitigate margin and revenue compression, and (iv) reinforcing progress in service quality, customer experience and digital services, to meet the growing expectations of current and future customers.

Banking Industry Results
(Millions of Chilean pesos)

Income Statement	2021	2022	Change %
Operating revenue	**13,218,582**	**16,388,782**	**24.0%**
Net interest income	6,007,833	7,879,398	**31.2%**
Net indexation income	3,506,601	4,735,369	**35.0%**
Net fees and commissions	2,339,427	2,474,766	**5.8%**
Net gains from trading and brokerage activities and foreign exchange transactions	1,141,393	995,923	**-12.7%**
Income attributable to affiliates	-955	46,314	–
Gain (loss) on non-current assets held for sale	10,053	-1,827	**-118.2%**
Other operating income	214,230	258,839	**20.8%**
Operating expenses	**-5,988,912**	**-6,649,694**	**11.0%**
Loan loss allowances	**-2,185,991**	**-3,261,815**	**49.2%**
Net income before taxes	**5,043,679**	**6,477,273**	**28.4%**
Income taxes	-1,216,970	-980,140	**-19.5%**
Net income for the year	**3,826,709**	**5,497,133**	**43.7%**
Net income attributable to owners of the bank	3,702,979	5,395,585	**45.7%**
Non-controlling interests	123,730	101,548	**-17.9%**

Main Indicators	2021	2022
Return on Average Capital and Reserves	17.4%	22.5%
Operating Revenue / Average Loans	6.4%	7.0%
Efficiency	45.3%	40.6%
Loan Loss Allowances / Average Loans	1.1%	1.4%
Total Capital / Risk-Weighted Assets	14.9%	15.7%[*]

(*) As of November 2022.

Financial Performance
Banco de Chile

Statement of Income
(Millions of nominal Chilean pesos, except percentages)

Statement of Income	2021	2022	Change %
Operating revenue	**2,199,024**	**3,115,793**	**41.7%**
Net financial income	1,704,499	2,538,931	49.0%
Net interest income	1,098,397	1,279,666	16.5%
Net indexation income	455,145	955,880	110.0%
Net gains from trading and brokerage activities and foreign exchange transactions	150,957	303,385	101.0%
Net fees and commissions	468,362	531,619	13.5%
Income attributable to affiliates	2,240	13,580	506.3%
Gain on non-current assets held for sale	4,109	2,004	-51.2%
Other operating income	19,814	29,659	49.7%
Operating expenses	**-871,487**	**-995,483**	**14.2%**
Loan loss allowances	**-357,065**	**-435,118**	**21.9%**
Net income before taxes	**970,472**	**1,685,192**	**73.6%**
Income taxes	-178,280	-275,757	54.7%
Net income for the year	**792,192**	**1,409,435**	**77.9%**
Net income attributable to owners of the bank	792,191	1,409,433	77.9%
Non-controlling interests	1	2	100.0%

Net Income

Banco de Chile achieved its best performance with net income of Ch$1,409,435 million in 2022, which represents an increase of 77.9% over 2021. It achieved a ratio of net income over average capital and reserves of 34.3%, which was higher than the previous year at 21.2% and higher than the banking industry at 22.5%. After deducting the dilutive effect of inflation on the value of capital and reserves, this ratio would be 21.3%, which would be higher than the previous year at 14.3% and well above the banking industry at 8.6%.

This excellent performance had a significant transitory component, as it was heavily driven by high inflation for the year, which increased the UF by 13.3%, its highest rise since 1992, and had a significant effect on operating income from the bank's UF/CLP structural mismatch. This was partially offset by higher loan loss allowances compared to the previous year, largely due to creating additional provisions given the atypical and transitory lending credit conditions and customer payment behavior. Operating expenses were higher than the previous year, mainly due to recognizing price increases caused by inflation and other non-recurring personnel expenses.



Financial Performance
Banco de Chile

The internal or external events and transformations that have affected Chile since the end of 2019 have challenged economic agents with new risks. Similarly, Banco de Chile has proactively implemented several initiatives to support its customers, maintained high service quality standards, protected an adequate risk-return ratio and diligently managed its risks within a highly uncertain scenario. It is committed to digital transformation, achieving greater efficiency and productivity, and to developing initiatives that will sustain its leadership, all inspired by its purpose of contributing to Chile's development.

Operating Revenue

Total operating revenue was Ch$3,115,793 million for 2022, an increase of 41.7% or Ch$916,769 million over the previous year. This growth is mainly due to high

inflation as mentioned above, high interest rates and high net fees and commissions.

a. Net Financial Income

The bank's net financial income totaled Ch$2,538,931 million in 2022, an increase of 49.0% over 2021. This rise of Ch$834,432 million, is explained by:

- Additional income of Ch$394,532 million from the net structural asset exposure in UF as a result of high inflation.
- The margin on demand deposits increased by Ch$370,866 million due to the increase in interest rates, which offset the 8.0% fall in average volumes.
- Trading portfolio and financial instrument income increased by Ch$49,838 million, driven by: (i) movements in interest rates and their positive effect on fixed income instruments managed by the bank and its subsidiaries, (ii) the effect of high inflation on accrued fixed income instruments, and (iii) high exchange rate volatility which resulted in high income from intra-day positions in foreign currency, and a high volume of sales and structured transactions.
- The lending margin increased by Ch$17,640 million, due to 8.6% growth in average volumes.
- Asset and liability management income increased by Ch$5,089 million, due to high inflation and changes in the interest rate curve. This was offset by a loss on the sale of financial assets at fair value through OCI.

b. Net Fees and Commissions
Net fees and commissions totaled Ch$531,619 million in 2022, an increase of 13.5% or Ch$63,257 million.



Market Share Net Income for 2022

25.6%

15.0%

14.9%

13.0%

Bank No. 2   Bank No. 3   Bank No. 4


Banco de Chile
El banco de Chile

This performance keeps Banco de Chile's leadership position by net fees and commissions, with a market share of 21.5% in 2022.

The growth in commission income for the year is related to:

- Firstly, an increase in commissions associated with transactional services of Ch$36,897 million, primarily due to an increase in credit card transactions as a result of increased shopping and payment method use, and the effect of inflation on commissions. Secondly, higher checking account and overdraft commissions, due to the increase in the bank's customer base and the effects of inflation. Thirdly, higher ATM and sight account commissions, in line with an increase in debit card transactions.
- Fund management commissions increased by Ch$12,807 million due to investors' preference for equity funds, and an improvement in fixed-income fund margins while interest rates are rising.
- Contingent loan commissions increased by Ch$5,689 million, due to an increase in foreign trade.
- Insurance brokerage commissions increased by Ch$5,383 million, mainly associated with the consumer portfolio growth.
- Financial advisory commissions increased by Ch$4,337 million for transactions associated with mergers and acquisitions.

These increases were slightly offset by prepayment commissions decreasing by Ch$5,279 million, due to high interest rates, which reduced the demand for loan refinancing.

c. Other Operating Income

Other operating income was Ch$45,243 million, an increase of 72.9% compared to 2021. This increase is due to high income from investments in companies and inflation applied to provisional monthly tax payments. The ratio of operating revenue to average loans rose to 8.8%, exceeding both the 6.8% achieved in 2021 and the 7.0% achieved by the industry in 2022.

Market Share
Net Fees and Commissions for 2022


21.5%
18.0%
16.5%
14.8%
Bank No. 2
Bank No. 3
Bank No. 4

Operating Expenses

Efficiency and productivity have been one of Banco de Chile's strategic priorities since 2016. The objective is to optimize the operational cost structure by applying sustainable and comprehensive initiatives that capture savings opportunities and process improvements.

Accordingly, operating expenses increased by 14.2% in nominal terms with respect to 2021, equivalent to an increase of 3.1% in real terms.

Financial Performance
Banco de Chile

The nominal growth of Ch$123,996 million in operating expenses is mainly due to:

- Personnel expenses increasing by Ch$77,274 million, mainly due to cost-of-living adjustments for salaries, higher variable salaries, and higher severance payments.
- Administrative expenses increasing by Ch$32,397 million, due to higher information technology and communications expenses, other general administrative expenses, higher advertising expenses and the impact of high inflation.
- Other operating expenses increasing by Ch$8,263 million due to managing assets received in lieu of payment and higher operational risk expenses.
- Depreciation and amortization increasing by Ch$7,407 million.

Finally, the efficiency ratio was 31.9% as of December 2022, an improvement over 39.6% as of December 2021. The improvement in this indicator includes the favorable effect of inflation on operating revenue, but it was also supported by the bank carefully managing its expenses. This was achieved through greater productivity as a result of implementing new management practices and digital tools, various initiatives to optimize and digitalize processes, and implementing a purchasing model based on electronic



Efficiency Ratio

| | 31.9% | 40.6% | 34.7% | 41.8% | 42.8% |
| | Industry | Bank No. 2 | Bank No. 3 | Bank No. 4 |

tenders. Nevertheless, this achievement positions Banco de Chile as the market leader for this indicator compared to its main competitors.

Loan Loss Allowances

Loan loss allowances totaled Ch$435,118 million in 2022, an increase of Ch$78,053 million or 21.9% over 2021.

Risk dynamics have been unusual in recent years. Delinquency indicators in 2021 and most of 2022 remained below where they were prior to the pandemic. This was due to liquidity surpluses associated with pension fund withdrawals and various government support schemes for individuals and companies.





Customer credit behavior began to return to normal towards the second half of 2022, as these liquidity surpluses progressively disappeared. The 90-day past due portfolio grew from 0.85% of total loans in 2021 to 1.08% in 2022, and approached pre-pandemic performance.

Accordingly, prudent additional provisions were created of Ch$160,000 million during the year, to mitigate the asymmetry between delinquency rates and the prevailing lending conditions. The ratio of loan loss allowances to average loans was 1.23% in 2022, which was higher than the 1.10% for the previous year. The coverage ratio was 197% by the end of the year, or 375% including the additional provisions. The ratio of operating income net of loan loss allowances to average loans was 7.6%, placing the bank in a leading position with respect to the credit quality of its portfolio and its capacity to generate income.



Total Loans
(Billions of Chilean pesos)

	2021	2022
	34,230	36,695 (7.2%)
Consumer	4,249	4,993 (17.5%)
Mortgage	10,347	11,416 (10.3%)
Commercial	19,635	20,286 (3.3%)

● Commercial   ● Mortgage   ● Consumer



Operating Income Net of Risk / Average Loans

7.6% (🏦)			
	7.5% (Bank No. 2)		
	5.7% (Industry)	5.1% (Bank No. 3)	5.0% (Bank No. 4)

🏦   Industry   Bank No. 2   Bank No. 3   Bank No. 4

Loans

(Market share excludes loans by foreign subsidiaries)

The total loan portfolio rose to Ch$36,695 billion, with nominal growth of 7.2% in 2022, which was lower than the 10.7% increase in 2021.

This growth is mostly explained by mortgage loans. Although they increased by 10.3% in 2022 in nominal terms, they decreased in real terms due to the significant increase in the UF. Rising interest rates, high housing prices, together with supply restrictions, lowered the dynamism of this lending product across the industry.



Financial Performance
Banco de Chile

Banco de Chile achieved a market share of 15.24% in mortgage loans as of year-end, down 55 basis points over 2021.

Consumer loans recovered when compared to 2021, with nominal growth of 17.5%, with a less favorable economic environment and a significant reduction in surplus liquidity. Banco de Chile had a 17.96% share of the consumer loan market as of year-end, an increase of 58 basis points over 2021.

Finally, the commercial portfolio grew by 3.3% in nominal terms, which was mostly due to the increase in foreign trade loans, driven by the reactivation of international trade due to the relaxation of COVID-19 measures and renovated value propositions for companies. Banco de Chile maintained its leading market share in commercial loans of 16.55% for 2022.

Funding and Equity

As of year-end 2022, the bank's liabilities totaled Ch$50,397 billion, up 6.2% for the year.

Demand deposits significantly decreased, mainly due to government support coming to an end and the dilution of liquidity from partial pension fund withdrawals. The decrease was 26.7% with respect to 2021, when they had increased by 22.3% over the previous year. Banco de Chile maintains a leading market share position of 20.9% in average demand deposits net of redemptions during 2022.

Time deposits grew by 60.8% compared to 2021, well above the 2.7% growth achieved in 2021. This product increased systematically following the rise in interest rates, which increased in line with the Monetary Policy Rate.

The bank has diversified funding, with a broad base of retail deposits with excellent risk ratings. It has now achieved one of the lowest costs of financing in the industry. Its equity increased by 13.2%, or Ch$565 billion in 2022, due to its earnings for the year.



Market Share
Average Demand Deposits
as of December 2022

20.9% 21.3% 19.8% 15.1%

𝕭   Bank No. 1   Bank No. 3   Bank No. 4



Basel Index

18.0% 17.4% 15.2% 14.5%

𝕭   Bank No. 2   Bank No. 3   Bank No. 4

November 2022, Banco de Chile as of December 2022.



Key Financial Indicators



Indicator	2021	2022
Earnings per Share [1]		
Net Income per Share (Ch$)	7.84	13.95
Shares Outstanding (millions)	101,017	101,017
Profitability Ratios [2]		
Net Interest Margin	3.9%	5.5%
Net Financial Margin	4.1%	5.7%
Operating Revenue / Average Loans	6.8%	8.8%
Operating Revenue Net of Risk / Avg. Loans	5.7%	7.6%
Returns		
Return on Average Total Assets	1.7%	2.7%
Return on Average Capital and Reserves	21.2%	34.3%
Inflation-Adjusted Return on Average Capital and Reserves	14.3%	21.3%
Capital Ratios		
Common Equity Tier 1 / Total assets	7.96%	8.62%
Common Equity Tier 1 / Risk-Weighted Assets	12.97%	13.69%
Regulatory Capital / Risk-Weighted Assets	17.30%	18.02%
Credit Quality Ratios		
Past-Due Loans / Total Loans	0.85%	1.08%
Loan Loss Allowances / Past-Due Loans	248%	197%
Loan Loss Allowances / Total Loans	2.10%	2.12%
Loan Loss Allowances / Average Loans	1.10%	1.23%
Efficiency Ratios		
Operating Expenses / Operating Revenue	39.6%	31.9%
Balance Sheet Averages [2]		
Average Assets (Ch$ millions)	47,596,887	52,496,788
Average Interest-Earning Assets (Ch$ millions)	41,268,311	44,621,557
Average Loans (Ch$ millions)	32,429,410	35,339,381
Average Capital and Reserves (Ch$ millions)	3,733,795	4,109,707
Risk-Weighted Assets (Ch$ millions)	32,570,353	35,343,558

(1) Values calculated using nominal net income and shares subscribed and paid as of each reporting date.
(2) Indicators use an average calculation based on daily balances.

Finally, the bank's capitalization and solvency position comfortably addresses the capital requirements of Basel III. Banco de Chile achieved a ratio of regulatory capital to credit-risk-weighted assets of 18.0% as of December 2022, which exceeded the industry average as of November of 15.7%. The ratio of common tier 1 equity to credit-risk-weighted assets increased to 13.7% in 2022, compared to the industry average as of November of 11.2%.



Economic Value
Generated and Distributed

The economic value generated by Banco de Chile in 2022 was Ch$5,027,143 million. The breakdown is as follows:

Economic Value Generated (MCh$)

	2021	2022
Operating revenue	2,787,349	5,027,143
Total economic value generated	2,787,349	5,027,143

Economic Value Distributed (MCh$)

	2021	2022
Operating expenses	-397,177	-443,376
Administrative and other expenses	-320,379	-359,171
Depreciation and amortization	-76,798	-84,205
Employee wages and benefits	-450,952	-528,226
Payments to providers of capital	-1,485,219	-3,213,397
Shareholders (dividends) (*)	-539,829	-866,929
Suppliers of financial resources	-945,390	-2,346,468
Payments to the State (income tax)	-186,356	-284,307
Financial Market Commission	-11,968	-13,566
Community contributions	-3,314	-1,765
Total economic value distributed	-2,534,986	-4,484,638
Economic value retained	252,363	542,504

GRI
201-1

(1) The dividend proposed by the board of directors for 2022.



Economic Value Distributed in 2022

Banco de Chile's Direct Contribution to Chile's Economy

● **MCh$3,213,397**
Payments to providers of capital
These are financing costs mainly paid to depositors and bondholders.

● **MCh$528,226**
Salaries and benefits
12,550 direct employees
(Bank and subsidiaries).

● **MCh$443,376**
Operating expenses
Includes payments to SME suppliers and contractors.

● **MCh$542,504**
Economic value retained
The bank's capital management is characterized by a suitable balance between business growth and regulatory requirements for capital adequacy.

● **MCh$284,307**
Taxes paid
The bank paid 52.6% more taxes in 2022 than in 2021.

● **MCh$13,566**
Contribution to CMF.

● **MCh$1,765**
Community contributions
Includes deductible and non-deductible donations that the bank contributes to the community.




Economic Value Generated and Distributed

Financial Contribution by the State

Economic resources contributed by government entities to Banco de Chile in 2022 consisted of Ch$2,150 million in tax credits for training expenses, Ch$119 million in tax credits for donations and Ch$31 million in tax credits for fixed asset purchases.

Financial Assistance Received from Government (MCh$)

	2021	2022
Tax credit for property taxes paid	0	0
Tax credit for training expenses	2,000	2,150
Credit for donations	99	119
Tax credit for additions to PP&E	27	31
Total	**2,126**	**2,300**

Contribution to Chile's Economic Development

Banco de Chile operates various programs, initiatives and measures that contribute to the development of Chile, its people and all its stakeholders, who are its customers, non-customers, employees, suppliers, shareholders, investors and the community in general, in line with its strategic Commitment to Chile and its aim to be the best bank for its customers and the best place to work for its employees.

A core part of its Sustainability Strategy involved investing a total of Ch$5,902 million in social projects during 2022. For example, various community engagement initiatives, such as the Teleton, the Women Who Inspire Program, and competitive funds that the bank provides for its employees to strengthen their ties, promote collaboration and implement various projects that directly support the nation, region and local communities.

Banco de Chile and its subsidiaries generate a direct economic impact every year by paying suppliers, dividends to shareholders, salaries and benefits to its employees, operating expenses, and income and property taxes to the State. These resources have an indirect multiplier effect, especially within regions, since they inject economic dynamism and create jobs in neighboring local communities.

In 2023 Banco de Chile will celebrate its 130th anniversary of providing services to the nation, its companies and individuals. It will manage its business in a prudent, responsible, consistent and innovative manner, which will secure its long-term sustainability and reaffirm its commitment to Chile, with a special focus on its entrepreneurial customers, SMEs and individuals. It will support them as they manage the lingering effects of the pandemic, as well as the economic cycle facing Chile.

GRI
201-4
203-2



Banco de Chile

CUSTOMERS

CORPORATE MESSAGES | 1 ABOUT US | 2 ECONOMIC AND FINANCIAL PERFORMANCE | 3 CUSTOMERS | 4 EMPLOYEES

Customer-Centricity

Banco de Chile consistently strives to deliver exceptional service and timely, effective solutions in keeping with its objective of offering the best value proposition in the market, always placing the customer at the center of its decisions.

Digital Transformation

In recent years, Banco de Chile has accelerated its digital transformation by launching, renewing and updating various products, services, functionalities and digital tools designed to deliver a better experience to customers and users.

SASB

FN-CB-240 a.3


Banco de Chile
NUEVA
CUENTA CORRIENTE
DIGITAL
en 3, 2, 1
• Realiza todas tus transferencias y giros en cajeros sin costo.
• Accede a los beneficios de las tarjetas del Chile.
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Más información en bancochile.cl

Key milestones in 2022 include:

- **First digital checking account:** This account can be opened completely online in three steps, and includes access to all the benefits of Banco de Chile's loyalty program and the digital ecosystem.
- **FAN Emprende:** This product is targeted towards local SMEs and has no minimum sales or customer tenure requirements, thus reinforcing Banco de Chile's support and commitment to entrepreneurship. It also provides access to digital channels and the segment's entire ecosystem of benefits.
- **FAN Clan:** Launched at the end of 2022, this fully digital debit account is targeted towards teenagers between 14 and 17 years of age. It gives them access to the benefits and discounts offered by the bank and an experience tailored to their tastes and interests. Upon opening the account, each user selects one of three available avatars. Their chosen avatar is printed on their physical debit card and provides tips and insights via social media about environmental issues, good digital practices, responsible finance and other topics of interest.

  Like the FAN account, which reached one million customers in 2022, the FAN Clan and FAN Emprende accounts reinforce the bank's commitment to digital transformation and financial inclusion.
- **New Mi Inversión App:** This new, user-friendly app allows customers to securely access savings and investment products; open new products fully online; view data such as balances and amounts invested; and create an investment plan through the "My Goals" functionality, a simulator of the periodic contributions needed to achieve a given goal from a certain initial investment.

- In the retail segment, different functionalities were added to the Mi Banco and Mi Pago mobile applications. These include the Red Giro QR, a new way of transferring money without a physical card, check Dollar Award balances and open products online; and Paga2, an innovative feature to make and receive payments between customers of our bank and Scotiabank using their mobile phone numbers. Enhancements were made to the Online Banking website, including improvements to mortgage dividend inquiries, virtual cashier's checks, simulator optimization and consumer loan origination, among others.

- In the corporate segment, improvements and functionalities were added to the new Mi Banconexión app, such as express electronic bill payment, multi-product authorization where customers can quickly and easily authorize several products and a dashboard for authorizing electronic transfers and credit line payments. On the Banconexión 2.0 website, several improvements and new functionalities were incorporated involving account aliases, foreign payment orders, IRS mandate renewal, a new home page for the corporate site and a multi-product authorization module.





All these advances in digital transformation were recognized by Chócale, an economic media outlet focused on banking customers and consumers, at the "Financial Education and Inclusion Awards." At the event, Banco de Chile was nominated in four categories and was voted by the public to receive the award for "Best Digital Banking Solution." Likewise, the FAN Emprende account was selected by the same media outlet as one of the 10 most important product launches in Chile in 2022.

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Financial Inclusion and Accessibility

Digital transformation plays a key role in financial inclusion. The bank launched the three digital debit accounts mentioned above (FAN in 2020, FAN Emprende and FAN Clan in 2022) in an effort to expand banking services to multiple sectors of the population, in line with the bank's financial education and wellbeing initiatives, detailed in the Community chapter of this Annual Report.

Meanwhile, ATM **coverage** is essential for accessibility. Therefore, in 2022 the bank worked with local authorities to install new ATMs in underserved areas, including the municipalities of Putaendo, Renca, Pirque, Navidad and María Elena. In addition, the bank maintained more than 490 Cajas Chile to facilitate access to banking services in different districts and neighborhoods throughout the country.

Finally, **omnichannel service and accessibility** are two important attributes for Banco de Chile when it comes to informing and advising its customers 24 hours a day, 7 days a week. This is done through numerous in-person and remote customer service and self-service channels:

- Nationwide network of branches open from 9:00 am to 2:00 pm and outside of business hours by e-mail with account executives.
- Telephone banking open from Monday to Friday from 8:00 am to 7:00 pm.
- 24/7 Emergency Telephone Banking service.
- Social media:
  Twitter: @bancodechile, @bancoedwards, @ayudabancodechile; Instagram: bancodechile, bancoedwards; Facebook: bancodechile, bancoedwards.
- Ability to operate 24/7 on private and public sites and applications downloadable from Play Store and Apple Store.
- Online scheduling for customers and users for branch visits.
- Self-service machines: conventional ATMs, interactive kiosks and smart ATMs. The latter can be used for generating/retrieving internet passwords, receiving cash and check deposits, paying consumer loans and, as of 2022, viewing FAN account information.





Service
Quality

Service quality is a variable that sets an organization apart in terms of customer preference, loyalty and recommendation indices. For this reason, the bank has a Quality Committee made up of senior executives that defines strategic guidelines for customer service, including methodology and KPIs to be analyzed.

Relevant indicators for comprehensively evaluating Service Quality are based on customers' in-person or remote experiences with the bank and are permanently monitored by specialized teams for control and analysis.

The Customer Service department is responsible for monitoring KPIs and proposing strategic changes to management and measurement models, identifying weaker processes and opportunities for improvement in collaboration with other business and support departments.

In order to foster a commitment to Service Quality, Banco de Chile has incorporated its "Net Promoter Score" into its own matrix. Likewise, the KPIs "Net Promoter Score", "Account Executive Satisfaction" and "Product Satisfaction" are built into medium- and long-term incentives throughout the commercial structure.

Net Promoter Score

	2018	2019	2020	2021	2022
Net Promoter Score	70.97	69.87	70.84	73.99	75.30

Net Satisfaction Indices by Customer Service Channel

	2018	2019	2020	2021	2022
Counter	83.94	83.62	85.40	79.25	74.94
Teller	81.05	80.88	84.15	80.53	77.27
Account executive	79.81	75.08	78.61	81.13	84.04
Website	72.59	75.87	79.01	80.15	80.66
Mi Banco app [*]	86.53	84.77	81.77	80.23	77.90
Telephone banking	81.89	73.40	73.60	72.12	76.65

(*) Results are for retail segment

Banco de Chile responded appropriately and opportunely to problems, complaints and requests, positioning itself as the large bank with the best ratio of complaint rate to unfavorable response rate for the first half of 2022, according to Sernac data.

During 2022, 4,861 complaints were received, down 14% from the previous year, and 4,774 were resolved during the period.



Service
Quality

Problems Logged

	2018	2019	2020	2021	2022
Problems (number)	116,011	102,824	125,208	140,266	148,556

Formal Complaints Received

	2018	2019	2020	2021	2022
Formal Complaints (number)	6,179	5,733	5,372	5,644	4,861

Channel Used to File Formal Complaints and Problems[*]

	2018	2019	2020	2021	2022
Telephone banking	51.4%	56.8%	56.3%	67.7%	68.4%
Internet	16.6%	13.6%	17.6%	12.3%	12.8%
Branches	30.2%	27.2%	21.8%	16%	15.5%
Internal departments	1.8%	2.4%	4.4%	4.0%	3.4%

(*) A retroactive methodological change was applied, aligned with the 2018-2019 criteria.

To honor its commitment to respond to customers, users and outside organizations in a timely manner, complaint management is supervised on a daily basis. In addition, repeating, relevant and anomalous situations are also monitored and reported to the competent areas for continuous improvement purposes.

Another milestone in this area was the implementation of the Genesys Cloud platform. This tool is used to manage the bank's various customer service models, combining face-to-face and remote work, maintaining service continuity with high security standards and delivering a comprehensive experience in customer contacts with the bank 24 hours a day, 7 days a week.

During 2023, the bank will roll out new platform functionalities, combining various customer interactions to deliver differentiating experiences.



Transparency

The bank and its subsidiaries abide by a Transparency Policy, which reflects the importance of this key principle in their customer relations. The purpose of this policy is to facilitate access to all information on the terms and conditions of its products and services in order to cultivate long-term relationships with customers, users and the general public.

The Global Compliance Division promotes proper implementation and dissemination of this policy across the organization, through ongoing employee training and evaluations via mandatory online courses.

Likewise, in order to ensure that information is properly disclosed to the public and to build the trust required for healthy production and financial activity, the bank's Legal Affairs Department reviews all advertising and contracts for products and services to ensure that they comply with both banking regulations and other generally applicable standards in force. This review aims to ensure that all communication is clear, complete, relevant, reliable, comparable, timely and easily accessible.

Responsible Advertising Policy

As dictated by the Responsible Advertising Policy, the Marketing and Digital Banking Division is charged with ensuring that fees for each product are reasonable, justified and timely based on the services provided. The corporation's approach to communication is based on eight key objectives: transversality; inclusion in its various forms; transparency as a core value; sustainability; SME and entrepreneurial support; data management with strict privacy and non-invasive policies; responsible consumption; and coming to its aid when Chile needs it.

Customer Protection

This department's objective is to detect, analyze and report to the responsible areas recurring situations that generate complaints or product designs that are considered lacking in clarity or transparency and that could affect the organization's image and reputation. To access Banco de Chile's Customer Protection department, a complaint must be filed through any of the available channels.

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Customer
Support

Banco de Chile is committed to Chile's development and growth. For this reason, it constantly seeks solutions that go beyond financial concerns to support its customers when contingencies arise. This objective has been particularly important in recent years in a context of social and economic crisis that has forced individuals and companies, especially SMEs, to explore new ways of generating revenue and doing business. With this backdrop, the corporation has focused on strengthening and reinforcing the Banco de Chile SME Program.

Banco de Chile SME Program

The Banco de Chile SME Program is a comprehensive ecosystem that pairs SMEs with strategic allies and actors in the world of entrepreneurship in order to generate real business opportunities. It is based on three strategic objectives: increasing sales, improving business management and promoting entrepreneurship.

During 2022, this initiative benefited more than 168 thousand companies throughout Chile, enabling them to boost their potential based on the stage of their development, providing them with efficient tools to drive digitalization, delivering valuable content for training and involving them in entrepreneurship and mentoring programs.

Likewise, Banco de Chile's entrepreneurship support objective serves as a factor of change and development in society. One case in point is the three contests organized by the bank as part of its commitment to Chile:

- **National Entrepreneurial Challenge Competition:** As the oldest of the corporation's entrepreneurship support programs, this contest attracts close to 30,000 applicants each year. The winner of the 6th version, which began in 2021, was chosen in early 2022, while the finalists of the 7th version were selected in late 2022 for the winners to be announced in 2023.

- **National Entrepreneurial Impact Competition:** This contest is targeted toward students from universities and technical training centers throughout Chile. The winners of the 2nd version, all innovative projects with scalability potential, were from the Metropolitan, Biobío and Valparaíso regions.

- **National School Entrepreneurship Contest "Impacto Emprendedor":** This program seeks to train agents of change and encourage the development of innovative solutions that have an impact on society. It is focused on teachers and their respective students in 7th to 12th grade from schools throughout the country. In its first version, held in September 2022, 290 teams applied and 116 teachers participated in the UDD School Entrepreneurship Mentor Certification and the UDD School Entrepreneurship Academy training programs.

- **Routes for Chile:** This digital showcase of more than 700 local tourism entrepreneurs lets users build a trip from start to finish to different destinations around the country. In 2022, three new routes were added, bringing the total to nine:

Northern Area	Desert Route and Elqui Route
Central Area	Northern Coastal Route, Colchagua Valley Route (new) and Santiago and Surroundings Route (new)
Southern Area	Lakes and Volcanoes Route, Chiloé Route, Northern Austral Highway Route, Puerto Natales and Torres del Paine Route (new)

Business Units



Retail Segment

Individuals and SMEs

This segment offers its products and services to individuals and micro-enterprises and small and medium business with annual sales of up to UF70,000.

Retail Banking

This division includes all middle- and high-income customers and is subdivided into the following segments: Mass, Youth, Traditional, Preferential and Private. In aggregate, this business unit reported a 25% rise in the number of customers during 2022, driven by changes in the segmented value proposition for transactional (mass, youth and traditional) versus relational (preferential and private) clients. The bank also differentiated between customers with a largely digital profile versus those who prefer more traditional channels.

Checking accounts grew by 7.2% in 2022, driven by newly launched flexible plans and a special focus on the youth segment.

We readapted our checking account plans to offer a flexible proposal "as diverse as Chile and its people" with 3 alternatives: Valley Plan, Mountain Plan and Ocean Plan. These plans are tailored to customer needs, tastes and preferences. For example, plans for the more traditional and relation-based segments offer simplicity, flexibility and the benefits of the loyalty program.

This initiative streamlines the pricing process and boosts customer-related revenue by increasing demand balances.

These efforts also helped simplify the segment-plan configuration and and make it more flexible. Now customers can choose the plan that best suits them, creating a correlation between costs and benefits based on the customer's preferences that is consistent with loyalty program benefits.

Achieving Objectives
Banco de Chile's 2022 lending market performance was exceptional, reporting above-industry growth in various products, including:

- **Credit cards:** Credit card lending was up 35.4%, pushing the bank two positions higher in the market share ranking.
- **Consumer installment loans:** In 2022, the corporation attained market share of 20.6%, with an 8.3% rise in loans that outpaced industry growth.

In 2022, payment media performed well, with credit card billing up 32.8% and debit card purchases rising 26.5% to give annual volumes of Ch$6,797 billion and Ch$6,980 billion, respectively. In addition, at the end of the period credit cards numbered 1,609,994, an increase of 9.4% compared to 2021, and debit cards totaled 3,242,899, a rise of 17.2% compared to December 2021.

As for the FAN customer portfolio, which has high and growing standards of satisfaction, in 2022 we reached the one-million-customer mark, improved cross-sales of new products and strengthened customer relations.

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| 2 | ECONOMIC AND FINANCIAL PERFORMANCE |

| 3 | CUSTOMERS |

| 4 | EMPLOYEES |

Business Units

Finally, the corporation further consolidated ties with its clients through various benefits, including alliances, discounts and the Dollar Award program, with greater coverage in regions outside Santiago and a wider variety of brands. In 2022, more than 600 thousand customers made use of one of these alternatives.

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2023 Objectives

- Improve and consolidate leadership position achieved in 2022 in both growth and profitability.
- Continue to develop the best digital value proposition for contracting new products or services, promoting better remote attention and service quality.
- Further develop and enhance commercial management through new processes complemented by comprehensive, close and effective management of current and future customers.
- Continue growth plans for our digital products.
- Focus on managing attrition to maintain a solid customer portfolio.
- Offer the best experience in travel services in the benefits program.
- Incorporate new experiences as part of the strategy of being "the Bank of Music and Entertainment."
- Maintain a benefits program with a varied and diverse offering of discounts with businesses nationwide to further strengthen customer relations.

SME Banking

During 2022, the SME segment focused on customer support, with a complete offering of financial products and services. Total segment loans in 2022 amounted to Ch$4,999,525 million. Access to financing and economic recovery continued to be a priority for small and medium-size companies. Therefore, the digital credit application and onboarding process initiated in May 2020 was continued and further strengthened. In addition, the bank offered loans with and without state-backed "Fogape" guarantees, with both fully digital and in-person application and processing available.

In 2022, the bank consolidated its offering of financial products for companies, regardless of their annual sales or the length of time they have been incorporated. Along these lines, it launched the FAN Emprende account, the gateway to SME banking. This debit account with fully digital onboarding is well-aligned with the bank's digital transformation and targeted mainly toward companies incorporated using the Your Company in 1 Day (Tu Empresa en 1 Día) website.

The bank also enhanced the benefits program for companies through alliances and discounts on products and services for their businesses, such as machinery, vehicles, telecommunications, restaurants, energy conversion, training, travel, etc.

In commercial loans, we achieved market share of more than 24%, earning us first place in the market with sustained growth in service quality levels, while maintaining our leadership in the brand attribute "the bank that supports SMEs and entrepreneurs."

Other milestones include:

- Currency trading directly in the Banconexión 2.0 channel.
- Fully digital foreign payment orders.
- Updating the Ultimate Beneficial Owner (UBO) Form requested by the Financial Analysis Unit (UAF) in the private site of Banconexión 2.0.
- Strengthening online processing of performance and bid bonds.
- Offering financial products and benefits for companies focused on sustainability and the environment with the Blue Commitment for Chile initiative.

2023 Objectives

- Accompany FAN Emprende customers as they grow and develop with products and services suitable for each stage of their life cycle.
- Support Chilean companies, strengthening and making available state assistance programs.
- Extend new customer service models in the Micro and SME segments to regions outside Santiago with new online products and services.
- Increase customer cross-sales of specialized products such as foreign trade, leasing, factoring and cash management.
- Strengthen digital onboarding of companies contracting financial products and services.
- Consolidate the Banco de Chile SME Program as the best value proposition in the industry.
- Maintain our market share leadership in customer preference and loans to small and medium-size companies.

Wholesale Segment
Corporate Banking

This segment consists of Chilean and international companies with annual sales in excess of UF3,000,000. It is further subdivided into domestic companies grouped by industry (financial institutions, large retailers, natural resources/infrastructure, public sector and concessions) and multinational corporations.

In 2022 the segment performed particularly well in traditional and specialized financing loans tailored to this segment, in addition to leasing, foreign trade and factoring products. On the transactional services side, the most important products were payments and collections. This business unit also offers specialized representation and asset custody services, access to investment products such as capital increases, share trading, private equity placements, public takeover bids, mergers/acquisitions, capital markets, and advising for IPOs and bond issuances.

2023 Objectives

- Expand digital onboarding for products and services through the use of Banconexion 2.0.
- Strive for high levels of efficiency and quality with low distribution costs for transactional products.

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Business Units

Special Business Segment

This segment is subdivided into the Real Estate/ Construction and Family Office subsegments.

- **Real Estate and Construction** provides lending products such as commercial loans, performance and bid bonds, leasing, cash management and investment services to customers in this industry through a specialized service model.

- **Family Office** serves high net worth clients. Account executives serving this segment are highly trained to respond to their needs with custom-designed products.

2023 Objectives

- Promote digital onboarding for products and services through the use of Banconexion 2.0.
- Maintain a balanced risk-return structure in the real estate and construction segment.

Large Companies

This segment consists of domestic companies classified by geographic location (Metropolitan Region and Outside Santiago) with sales between UF70,000 and UF3,000,000. The service model is highly specialized in products such as foreign trade, factoring, leasing, cash management, treasury, investments and financial advisory services.

2023 Objectives

- Expand digital onboarding for products and services through the use of Banconexion 2.0.
- Foster cross-sales of different products.

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Treasury

The Treasury offers a wide range of financial solutions to customers in the corporate, large companies, real estate and private banking segments, as well as institutional counterparties, including currency trading, forward contracts, interest rate and currency swaps, repo agreements and investment products. The Treasury is also responsible for determining transfer pricing for the different products marketed by the bank and ensuring compliance with regulatory limits.

Its role is focused on managing price risk through management of currency, interest rate and term mismatches, ensuring adequate levels of liquidity.

In addition, the Treasury is in charge of managing the bank's investment portfolio, which includes interest rate and currency positions through fixed-income instruments and derivatives.

It is also responsible for overseeing compliance with: (i) regulatory limits, such as: deposits, technical reserves, maturities of liabilities and currencies, (ii) liquidity margins defined by regulation, and (iii) internal price and liquidity risk limits established by the bank's Risk Appetite Framework.

The Treasury performed well in 2022, contributing significantly to the bank's overall performance by proactively managing interest rate and inflation exposures. The division generated significant revenue from mark-to-market adjustments on fixed-income instruments and trading derivatives, as well as by taking advantage of the volatility in the local interest rate and exchange rate curves, which led to historical results.



Finally, its ongoing collaboration with commercial areas to familiarize itself with customer needs, combined with its market vision, led to a record year in sales and structured activity, especially in the business of spot currency trading and forwards.

2023 Objectives

- Replace FCIC guarantees.
- Implement XVA Module for Derivatives.
- Manage the impacts of internationalizing the Chilean peso.
- Implement SYMPHONY, a world-class customer communication tool.
- Manage the effects of local political uncertainty and reforms (tax and pension) on economic performance and market liquidity.



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Business
Units

Subsidiaries

Banchile AGF

This subsidiary is the largest fund manager (AGF) in Chile, with more than US$10 billion in assets under management and 22.2% market share in mutual funds. It reported net income of Ch$30 billion for 2022. This AGF has received the largest number of Salmon Awards, the most important accolade given to mutual funds in Chile by Diario Financiero and LVA Índices.

Banchile Corredores de Bolsa

This subsidiary is the largest stock broker in Chile. It provides equities and fixed-income brokerage and currency exchange services to individuals and companies through the bank's network of branches and remote channels. It reported net income of Ch$42 billion for 2022.

Both companies are specialists in the securities market with more than 40 years' experience, over US$20 billion in assets under management and more than 260,000 customers.

The year 2022 was a period of transformation in the digital experience that Banchile delivers to its customers with the launch of the Mi Inversión 2.0 app, which clients can use to invest in a wide range

of products such as: Mutual funds, investment funds, APVs, domestic and international stocks, BlackRock ETFs, currency trading and time deposits.

Also during 2022, it rolled out a completely new functionality within the Mi Inversión 2.0 app known as "My Goals". Customers can use this new feature to create an investment plan based on their objectives (e.g. saving for travel, housing, education, etc.).

In addition, during the year it strengthened its offering of mutual and investment funds, aligning customer needs with the current market context and launching 16 new funds.

Banchile Inversiones also worked to deepen transformation in the technological and operational areas of both the fund management and brokerage subsidiaries in order to improve and streamline its internal processes and provide a quality experience to all clients.

Banchile Corredores de Seguros

This subsidiary provides insurance brokerage services through a wide distribution network, and has a broad range of fully online insurance contracts.

It provides a competitive offering of individual and group policies, both linked to and separate from bank products, and provides advice to customers.

It brokered total premiums of UF10.4 million, surpassing 1.8 million policyholders unrelated to loans, which was attained with the commitment of the entire branch network, online channels and considerable support from its partner Chubb, who has contributed global experience in the development of new products and



digital innovation. As of September 2022, Banchile Corredores de Seguro consolidated its leadership by attaining 20.8% of the entire market of bank-owned brokers by premiums brokered.

In the area of digital transformation, the bank and Chubb collaborated to simplify the sales process through our online bank and the Mi Seguro 2.0 app, to incorporate targeted offers during customer transactions with the bank and to implement embedded offers when taking out other insurance policies. In addition, we are constantly improving service quality for our customers, adding various functionalities to the Mi Seguro app, such as: assistance at the click of a button, online claim filing and monitoring.



Continuing with its commitment to care for the environment, Banchile Corredores de Seguros developed a new sustainability campaign in conjunction with Chubb Chile and the Reforestemos Foundation, supporting entrepreneurs working to reforest and restore native woodlands. It also provided support for several foundations working to rescue, rehabilitate and relocate animals in situations of abuse and abandonment.

For 2023, it has planned an environmental initiative to revive urban squares by planting native trees and shrubs in order to elevate the standard of green areas throughout the country. The Mi Seguro app will also continue to be enhanced, introducing new features for insurance sales in order to further complement the offering for our customers.

Finally, in 2023 we hope to further boost sales through digital channels, seeking continued growth and a customer platform focused on self-service.

Banchile Citi Global Markets (Financial Advisors)

Provides investment banking services to corporate customers and includes advising on mergers, acquisitions, liability restructuring, debt and equity issuances, project financing and strategic partnerships.

During 2022, it took part in multiple deals: Equinix's acquisition of Entel's data centers in Chile and Peru for US$705 million; EIG and Fluxys's purchase of 80% of GNL Quintero; and WOM's sale of a portfolio of 3,800 towers to Phoenix Tower International for US$930 million. In addition, it participated in 12 local and international bond issuances totaling over US$6,500 million.

Regarding its challenges for 2023, it hopes to maintain its leadership position in investment banking and continue to offer differentiating quality service to each of its clients.



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Business
Units



Socofin

This subsidiary is responsible for the bank's loan collection and rescheduling process. Last year we continued to strengthen the customer experience, increasing coverage of remote channels, adding online renegotiation processes and implementing a new self-service platform.

The subsidiary performed well, recovering Ch$58 billion previously written off in the retail segment and managing government guarantees, which generated Ch$35 billion and effectiveness of 98%.

The model of engaging with the bank's commercial areas, originally implemented in 2022 to enhance the recovery and normalization process, will be of particular importance in the more complex environment anticipated for 2023. In the area of customer experience and efficiency, the subsidiary will continue to roll out initiatives to provide digital products and services and automate business processes.





Banco de Chile

EMPLOYEES


Cultural
Adaptation

Banco de Chile promotes collaborative and healthy work environments, where equal opportunities are an essential part of the culture of all teams. The People and Organization Division is responsible for implementing policies and programs defined for this purpose and for developing capabilities and talent.

Throughout 2022, Banco de Chile fostered a culture of ongoing adaptation to challenges it faces such as new market requirements in digitalization, productivity and sustainability, coupled with its longstanding, clear and unrelenting focus on customers, as well as its commitment to Chile. To navigate these challenges, it has strengthened its capabilities and human capital **by introducing and formalizing new collaborative structures and different**, more agile and efficient ways of working that also recognize the particularities of the different areas and processes.

To achieve this ongoing adaptation, Banco de Chile has asked its leadership team to collaboratively manage six dimensions **(Sustainability and ESG standards, Capabilities and Talent, Digital Solutions, Commercial Activity, Productivity and Technological Evolution)**, guided by the bank's strategic priorities and purpose.

Throughout its history as a leader in the country's financial industry, Banco de Chile's capacity to adapt has allowed it to navigate the countless changes that have impacted the sector, evolving together with its clients, society, technology and the environment in general.

This response to uncertainty and new developments is the result of a series of corporate initiatives to foster adaptive behaviors among employees and teams, and thus develop a collaborative, resilient culture capable of sustaining its purpose, leadership and profitability.

Cultural Change Initiatives Promoted in 2022

- **Organizational Conversations:** this initiative sees conversation as a key adaptive capacity and promotes dialogue within teams regarding issues of concern to the bank.
- **Mentoring Leaders:** a certification program aimed at creating a horizontal learning network supported by the bank's leadership.
- **Webinars on the Banco de Chile DNA Model:** initiative to build awareness of the behaviors and competencies needed to develop an individual's capacity for adaptation in daily life.
- **Synapses:** a bi-monthly opportunity for horizontal, voluntary learning among collaborators from different areas of the bank where the participants themselves propose topics to be presented and discussed.



267
Intermediate Structures for Collaboration

(surveys, meetings, advice, nodes or working groups, cells and committees)

Work groups formed through temporary or permanent alliances, generating agile and comprehensive proposals or results and adding value to the organization, which have translated into:

786,309 hours
of collaboration

9,644
individuals

(91% of workforce)

collaborated in some type of structure, and of this total

49% are men and
51% are women

In order to promote these opportunities for collaboration, the bank conducted the How We Work (*Así Trabajamos*) Survey organization-wide in 2022 to gauge employee perception of how collaborative practices are promoted within the bank. Fifty-seven percent of surveyed employees gave high scores to that attribute and to the concepts of: managers as promoters of teamwork, trust and team building; promotion of self-learning, autonomy and self-management, and a positive view of participation and the contribution of diverse perspectives and points of view.





Cultural
Adaptation

Banco de Chile DNA Model

The Banco de Chile DNA model is a living, flexible system that helps behavior evolve within the corporation in order to effectively achieve objectives and deliver a positive customer experience. It is based on the values and attributes of coexistence and the corporation's strategic priorities, and gives employees information for self-managing performance and decision making throughout their careers (internal mobility, scholarships, termination, etc.).



I am a protagonist

I am a protagonist in achieving individual and group results, empowered to do my job and solving problems autonomously, boldly and proactively taking charge of my work, driven by energy and enthusiasm, seeking to contribute to the bank and inspire others.

I build with others

I build with others a synergistic community based on mutual cooperation, understanding that I am part of a whole and that my work has an impact on the work of others, generating solid trust by fulfilling commitments and cultivating relationships based on assertive communication, active listening and empathy, seeking to shape and contribute to a diverse and connected corporation.

I am living the transformation

I am living the transformation in a personal and collective way; understanding and adapting quickly to changes in the work environment, growing and learning from experiences and challenges, exploring and incorporating new knowledge and capabilities, seeking to challenge the status quo, support others in the transformation and add value to my area and Banco de Chile as a whole.

I guarantee the customer experience

I guarantee the customer experience by understanding that, regardless of my functions, I am part of a value chain that satisfies the needs of internal users and customers, placing them at the center of my actions and decisions, valuing them and delivering excellent service, seeking to build long-term alliances that allow Banco de Chile to achieve its results.

I manage with purpose

I manage with purpose, understanding my role in achieving the objectives of my area and the corporation alike, enjoying my work in different contexts and participating in activities to foster the development of the country and its people, seeking to make my personal purpose compatible with that of Banco de Chile.

I contribute

I contribute with the skills required to perform my role or position. I aim to add value, to satisfy and to exceed the responsibilities and challenges assigned to me.

> The Collaboration Recognition Program was carried out during the second half of 2022, recognizing more than 1,122 employees.

Human Capital Development and Workplace Climate

The Development and Labor Relations Department has implemented a variety of benefits, programs and initiatives for the different dimensions (physical, mental, social, financial and spiritual) throughout the employee life cycle at the bank.

In addition, Banco de Chile has clear, transparent policies and processes for recruitment, selection, internal mobility and remuneration that guarantee free access to opportunities that arise within the corporation.

Employee Relations

Banco de Chile maintains ongoing, fluid dialogue with its nine labor unions. At the bank, 94% of employees are represented by a union or covered by a collective bargaining agreement.

During 2022 various initiatives were promoted and implemented to strengthen leadership capabilities and fluid, transparent communication with the organization's unions. Virtual or in-person working groups were set up to discuss and work on aspects related to equity, inclusion, support for individuals, information related to legal and/or regulatory modifications, wellbeing and satisfaction, technological innovations, among other topics.

Although there were no significant operational changes, during 2022 Banco de Chile upheld its commitment to provide at least 30 days' notice of any changes, reflected in various meetings with labor unions for that purpose.

In 2023 we plan to initiate at least **two collective bargaining processes**, as two agreements signed in 2020 will expire next year. Other processes may also take place as parties now have the power to initiate unregulated negotiations during the term of their respective collective bargaining agreement if deemed appropriate.

Although Banco de Chile has not detected any risk of child or forced labor or limits on freedom of association and negotiation for **suppliers** involved with the bank, labor legislation clearly states that the bank cannot interfere with these organizations' management, which the bank fully respects and fosters.

GRI

2-30

402-1

407-1

408-1

409-1

Banco de Chile Labor Unions

BAE Union, Banco de Chile South Zone Union, Banco de Chile Union, Banco Chile V Region North Zone Union, Banco Chile Central Zone Union, Citibank Union, Punta Arenas Union, National Union and Promarket Union.





Human Capital Development and Workplace Climate

Attracting and Retaining Talent

New professionals are recruited using the I Want to Work for Banco de Chile (*Quiero ser del Chile or quieroserdelchile.cl*) platform, which has become the corporation's main online channel for attracting talent, as it efficiently manages each stage of the process. At the end of 2022, it had more than 213 thousand external applicants, resulting in 1,570 new hires.

Along these same lines, the bank has promoted and expanded diverse initiatives designed to create opportunities for individuals with technical and professional degrees to build skills and competencies through internships, practicums, trainee programs and entry-level positions at the organization.

Another initiative worth highlighting is the **onboarding** program, targeted towards both new employees and people who have been internally promoted based on their merits. It consists of welcome events and career development recognition within the bank, promoting digital tools, mentoring programs, a welcome kit, among other elements.

GRI

401-1

404-2

Another relevant focus has been greater openness toward different communities, generating networks and building skills among future applicants through mutual collaboration agreements with different technical training institutes, universities, municipalities and foundations, as well as workshops on job training, financial education, cybersecurity, among other topics. In 2022, the bank arranged for 360 internships and 65 traineeships.

Positioning as Employer Brand

Banco de Chile stood out for the ninth consecutive year as an employer brand, placing first in the financial sector in attracting and retaining talent in the Merco Talento 2022 survey, as well as second among the 100 companies in the market considered in the ranking.

The bank's main employment platform is LinkedIn @BancodeChile, which has more than 278 thousand followers.

Career Development

In 2022 there were 1,406 cases of internal mobility (406 lateral transfers and 1,000 promotions), corresponding to 47% of the total vacancies available. Furthermore, 52% of employees promoted in 2022 were women and 81% worked in the Metropolitan Region. Therefore, the organization's turnover rate was 11.7%.

Finally, the corporation has organized **Outplacement and Employability Programs** to equip people with tools for their search for and transition to a new job or business venture. In 2022, 100 people registered for the different programs offered.



Training

The corporation developed a learning ecosystem for employees to take regulatory and job-assigned online courses, as well as a wide range of national and international content. Several training programs covering inclusion, leadership, relationship building, financial education and training in trades are open to all employees. During the year, 11,413 people participated in the programs for a total of 496,736 training hours. The bank also continued to consolidate its **More Connected** (*Más Conectados*) learning ecosystem where employees can take regulatory and elective courses related to their job functions, as well as a wide range of general and specific content. This free, self-managed portal can be used by any employee to deepen their knowledge and/or explore other areas of interest, all on a single platform.

Another important program is the **Co-op Project**, which arose from the Pacific Alliance initiative to promote economic and social development among its member countries. Banco de Chile has been committed to implementing programs that provide opportunities to young people in Chile since 2017.

The purpose of the **BCH Co-op Transforming Lives** program, now in its sixth consecutive year, is to give young people from technical high schools job experience to complement their coursework.

In 2022 five eleventh-grade students from Santa Juliana Technical High School in Recoleta participated in the program. They specialized in administration and accounting and completed their on-the-job training in person in various departments of Banco de Chile.

> For the programs implemented in 2022, there were **632,911 course enrollments**, with **11,413 people participating,** for a total of **496,736 training hours**, or **43.5 hours** on average per worker.

The Ethics Challenge has become an essential part of the culture of integrity that we promote at Banco de Chile. In 2022, this initiative reached a participation of 99% of leaders and of 98% of total employees. The activity was given a net satisfaction score of 85%.

In addition, in November 2022 Banco de Chile held events to commemorate cybersecurity month and raise awareness among all employees about the importance of information security. A total of 9,534 people were trained on cybersecurity issues over a total of 26,535 hours.

GRI 404-1

NCG 461 5.8

Scholarships

Banco de Chile promotes the development of high-performing employees through scholarships to finance undergraduate and graduate studies at accredited national universities. In 2022, 136 undergraduate scholarships and 56 graduate scholarships were awarded.

Note: Total average training by gender and employee category is available in the appendices.

CORPORATE
MESSAGES

1 ABOUT
US

2 ECONOMIC AND FINANCIAL
PERFORMANCE

3 CUSTOMERS

4 **EMPLOYEES**

Human Capital Development
and Workplace Climate

Leadership, High Performers and Succession Plans

Banco de Chile is aware of the importance of hands-on, sustainable leadership in order to maintain its industry standing. For this reason, it continued to map lines of succession for first and second tier managers. In addition, a professional development program was offered to executives to strengthen their capabilities and provide them with tools to successfully navigate the business's myriad challenges, opening up space for exchanging experiences, strengthening relationships and empowering them to play an active role in the bank's evolution.





Leadership Skills Program: This training program on strategic leadership, negotiation and effective presentations was developed in collaboration with Universidad Adolfo Ibáñez and targeted towards the bank's managers and deputy managers. In 2022, three versions were conducted with a total of 70 participants.

Transformational Women: This program is aimed at women in professional or middle management positions in the organization in order to strengthen them, empower them and give them visibility so that they are prepared to take on new responsibilities in the future. Two separate groups were organized to reach a total of 50 women participating from across all bank divisions.

Beginning to Lead: This program is targeted towards managers joining from other companies and those who have been promoted internally to their first management role. It consists of five webinars and four asynchronous courses that deliver tools to manage and empower teams throughout each worker's life cycle, promoting safe, dignified and respectful environments. Topics include: Cultural Journey, Managing People, Performance Management, Fundamental Rights and Labor Relations. It is also important to mention that the program promotes Banco de Chile's leadership culture and attributes.

Leadership Training Program: Designed for bank leadership, key contents are delivered to promote team growth, with relevant topics for management: Fundamental rights and prevention of workplace and sexual harassment; building relationships and values for coexistence; committed to sustainability; recognition, performance management and delegation, cybersecurity and team management.

Compensation

As in previous years, salary review processes considered not only aspects mandated by internal policy, but also gender parity criteria and contingent variables used by the industry and other relevant stakeholders. In addition, efforts continued to optimize and modernize salary management processes, in terms of both structure and administrative and strategic management processes.

During 2022, more than 47% of the workforce received a raise above cost-of-living adjustments. Of this percentage, 55% were women. For the year, the minimum salary at Banco Chile was 2.25 times the legal minimum salary, thus preserving its competitive position in this area. On the other hand, gender gaps do exist at some levels, but they can be explained by length of service in that position. Male employees at Banco de Chile have 14.19% longer seniority than female employees, which causes salary differences as a result of more cost-of-living adjustments and increases related to collective bargaining.



	2020	2021	2022
Chilean legal minimum salary	Ch$ 326,500	Ch$ 337,000	Ch$ 400,000
Minimum salary at Banco de Chile	Ch$ 663,000	Ch$ 750,000	Ch$ 900,000
	1 : 2.03	1 : 2.23	1 : 2.25

Note: Minimum wage at Banco de Chile is expressed gross and considers the monthly base salary, legally required profit distributions, transportation and meal allowances.


Human Capital Development and Workplace Climate

Employee Wellbeing

Banco de Chile offers its employees and their families a set of benefits designed to enhance their wellbeing by promoting and strengthening work-life balance.

Workplace Climate and Wellbeing

In 2022, the bank reformulated the work climate survey into the Work Climate and Wellbeing Survey. The goal of this new survey is to learn more about employee perception and objectively identify strengths and opportunities for improvement in this area. It was conducted in September and addressed six dimensions: the bank, leadership, colleagues, personal environment and likelihood to recommend the bank as the best place to work and the best bank for customers.

In 2022, 89.5% of employees took part.

The results by dimension were:

Invited to participate	Responding participants	Participation (%)
9,607	8,595	89.5%



2022 Climate Satisfaction

92.23%

The survey included the CuentaNos contact channel, a space available throughout the year where employees can voluntarily voice their concerns and request to be confidentially contacted for guidance or assistance. This channel was used by 172 people during the survey period.

Support for Individuals

With employee welfare in mind, the bank also offers its employees and their families a network of programs that promote work-life balance and overall wellbeing.

- **Support:** Initiatives and programs that help individuals deal with a variety of personal situations, contributing to quality of life. Examples include the Counseling Program (*Programa Orienta*) offering social, psychological, legal and health counseling); the Inclusion Program; the Children with Disabilities Program; Caja los Andes, among others.

- **Parental Leave:** Postnatal parental leave comes immediately after legal maternity leave. It cannot be waived and as a general rule is granted to the mother.



This leave has three main objectives: to guarantee the best care for children, to foster shared childcare responsibility between fathers and mothers and to facilitate better work/life balance for men and women in our country.

The bank grants the added benefit of paying the leave in advance. The amount is calculated based on fixed net compensation (base salary plus bonuses) with no legal cap and is paid on the 24th of the month. All employees with indefinite employment contracts, or otherwise according to collective bargaining agreements, are eligible for this benefit.

Use of Postnatal Leave

Company	Women	Men	Total
Banchile Corredores de Seguros Ltda.	4	0	4
Banco de Chile	191	1	192
Overall total	**195**	**1**	**196**

- **Family:** Benefits and events for employees and their families.

- **Economy:** Benefits designed to provide several forms of financial support for employees.

- **Life and Health:** Initiatives aimed at maintaining or improving employee health, encouraging self-care and a healthy lifestyle. Examples include comprehensive insurance, the My Health Program (preventive screenings, medical care, nutrition consultations and immunizations), healthcare loans, advances for medical contingencies, among others.

- **Free Time:** Initiatives and benefits for leisure time.

- **Development:** Initiatives designed to recognize dedication and support educational and professional development.

- **Chile Active:** An opportunity for employees and their families to enjoy various sports, cultural and recreational activities.

- **Point Bank**: Points redemption program.

GRI
401-2
401-3
403-6

NCG 461
5.7
5.8



Human Capital Development and Workplace Climate

Social Registry Card

During 2022, an internal tool containing employees' socioeconomic data was rolled out to advise them on various external (government) and internal (bank) social benefits. A social benefits booklet was distributed to employees meeting the requirements for such benefits (289 employees) and internal benefits were reinforced for employees not eligible for government social benefits (92 employees).

Internal Communications

During the first part of 2022, efforts focused on permanently reinforcing care and prevention protocols for the COVID-19 health crisis through the Careful Commute (*Muévete con Precaución*) campaign. As of October, once infection levels had decreased and the use of preventive measures had declined, the initiative evolved to Let's Keep Up Our Guard (*Sigamos Cuidándonos*).

Other initiatives worth mentioning include the environmental campaign We are Naturally Blue (*Ser Azul está en Nuestra Naturaleza*), as well as other high-impact initiatives for employees, such as Cybersecurity Month, Breast Cancer, Ethics Challenge, FAN Account, FAN Emprende, FAN Clan, Financial Education Month and, of course, the Teletón.

These and other organization-wide initiatives, such as supporting the process of adapting and evolving into the bank we want to be, are designed, developed and executed by weaving them into the corporation's narrative on internal media and channels.

In December **2022** a bank-wide survey was conducted to gauge employee perception of the organization's internal communications, with a score of **90%** net satisfaction.



Performance and Talent Management

Banco de Chile is aware that in order to guarantee sustainable management, it must develop a methodology for evaluating the performance of its employees and the multitude of projects that the bank intends to implement. To this end, it uses a change management methodology and a multi-directional methodology for periodically evaluating employee performance, all in order to guarantee the full development of its teams.

Feedback on Performance

The bank uses a top-down performance feedback model, which covers 100% of its employees and is composed of:

- **Challenge Evaluation**: This annual evaluation measures the bank's performance with respect to KPIs and targets defined during the planning process for each organizational level.

- **DNA Evaluation (Agile Evaluation)**. This ongoing evaluation is designed to motivate the bank's employees and measure their performance. It is based on the Banco de Chile DNA model, which describes the behaviors that the organization expects from its team members in order to adequately address corporate challenges.

In addition to these processes, the bank has an ecosystem of tools and practices to promote a culture of continuous feedback. In addition to enhancing performance, this ecosystem helps form bonds by building closer and more horizontal relationships:

- **Agile Feedback**
- **Gratitude**
- **Recognizing Collaboration**
- **Organizational Conversations**
- **Communities - Viva Engage**
- **Surveys**

Change Management Methodology

Based on external models, Banco de Chile built a change management methodology to evaluate and manage implementation of new projects that involve a considerable challenge, either because of the number of people impacted or the depth of the changes. It also ensures that participants are able to evaluate project leaders.

In 2022 this methodology was used on the following projects:

Commercial Activity Enhancement (RedZ Methodology):
- Commercial System Implementation for SME Banking.
- Commercial System Implementation for Retail Banking.

Digital Solutions for Employees:
- Transformation of performance evaluation system: Evaluation and Agile Feedback, Challenges.
- Digital adoption of Microsoft 365 tools.
- Tablet project for private security guards.

Digital Customer Solutions (support for employees):
- Banconexión 2.0 (enterprise platform).
- Business Center.





CORPORATE
MESSAGES

1 ABOUT
US

2 ECONOMIC AND FINANCIAL
PERFORMANCE

3 CUSTOMERS

4 EMPLOYEES

Committed to Inclusion



In its commitment to equal opportunity, Banco de Chile developed several initiatives in 2022 to strengthen an inclusive organizational culture.

> The total number of employees with disabilities at Banco de Chile is **144**, equivalent to **1.36%** of the total workforce.

For the fourth consecutive year, it conducted its inclusive internship program to promote involvement by students with disabilities in the bank. Banco de Chile was an official sponsor of Expo Inclusion 2022 for the fifth consecutive year. This year it was held online and talks promoted workplace inclusion.

It continued to actively participate in SOFOFA's Inclusive Business Network, where it mentors other organizations on workplace inclusion of people with disabilities, and in the mentoring circle of the American-Chilean Chamber of Commerce (AmCham Chile).

> As part of its commitment to the wellbeing of employees and their families, the bank held online meetings in 2022 with employees who have children with disabilities to learn about their needs and experiences, particularly while working at the bank.

> Chile's new Labor Inclusion Law 21,275 requires companies with over 100 employees to have an internal labor inclusion specialist. In response, Banco de Chile organized training courses in managing labor inclusion of people with disabilities and accreditation processes for five employees, who are now certified as labor inclusion specialists.

NCG 461

5.1.5

Benefits and Inclusion

Employees with Disabilities Program	This initiative pairs employees participating in the program with a social worker to manage delivery of support and advice. In addition, participants can be reimbursed for a portion of expenses related to their disability, take special leave for medical check-ups and/or treatment and arrange flexible working hours if needed.	• 144 employees had access to this benefit. • 52 benefited for a total annual bonus of Ch$28,413,996.
Children with Disabilities Program	The bank supports employees with children with disabilities through the *Carga Duplo* benefit, which reimburses them for health expenses not covered by other insurance and provides comprehensive support through a social worker.	• 81 beneficiaries for a total annual amount of Ch$134,328,676.

Policy on Inclusion, Non-Discrimination and Respect for Diversity

Banco de Chile's Policy on Inclusion, Non-Discrimination and Respect for Diversity has four management priorities, which were confirmed in 2022:

1. Quality of life, work-life balance and co-accountability
2. Gender equity
3. Fair treatment: workplace and sexual harassment
4. Respect and promotion of human rights

The objectives of this policy are to contribute to the quality of life of employees, customers, suppliers and the community in general. During the reporting period, Banco de Chile did not have any reported cases of discrimination.



Inclusion Working Group

In order to implement the policy's management priorities, an interdisciplinary working group was set up to develop inclusion-related initiatives.

For example, in 2022 we launched the Customer Service Manual for Customers in Gender Transition and the Support Protocol for Employees in Gender Transition, in addition to conducting various training sessions and designing a permanently accessible e-learning program focused on sexual diversity in conjunction with the Iguales Foundation. These initiatives aim to provide tools to promote a respectful and inclusive relationship with employees, customers and the community at large.

In the area of quality of life, work-life balance and co-accountability, various initiatives were carried out, such as courses and talks aimed at providing self-care and time management tools to improve balance in daily life.

As for fair treatment and respect and promotion of human rights, a course on fundamental rights and preventing workplace and sexual harassment was given to all managers to raise awareness of their responsibility in maintaining a positive and respectful work environment within their work teams, providing tools to generate spaces that are free of discrimination and workplace and sexual harassment, and linking fundamental rights and human rights, explicitly stating that Banco de Chile adheres to the principles of the UN Universal Declaration of Human Rights.

GRI
406-1

NCG 461
5.5
8.1.2



Occupational Health and Safety

Banco de Chile's Occupational Health and Safety Department (OHS) has promoted and expanded several initiatives focused on employee health, complying with all legal and internal regulations in force on this matter.

Using its **Occupational Health and Safety (OHS) Management System**, the bank continuously monitors compliance with the five objectives for complying with the legal requirements, thus safeguarding the occupational health and safety of all employees.

Occupational Health and Safety Indicators

Supreme Decree 110/1968 from the Ministry of Labor and Social Welfare requires an additional social security payment for presumed risk from the banking industry of 0.0%. Thus, Banco de Chile's current additional payment, according to S.D. 67 and the preceding data, is 0.93%. In 2022 all risk indicators decreased with respect to 2021, as illustrated in the following table.

	2019	**2020**	**2021**	**2022**
Accident rate	0.61%	0.35%	0.39%	0.37%
Claims rate	12.07%	8.13%	13.93%	11.42%
Severity index	43.75	21.68	26.88	17.62
Frequency index	2.43	1.40	1.55	1.47
Total days lost to work-related accidents	1,258	603	711	467
Days lost to professional illness	119	294	751	734
Fatalities	–	–	–	–

GRI
403-1
403-9

NCG 461
5.6

(I) Accident rate: the number of lost-time accidents per 100 employees.
(II) Claims rate: the number of days lost per 100 employees.
(III) Severity index: the number of days lost per million hours worked.
(IV) Frequency index: the number of work-related accidents per million hours worked.



Joint Committees on Hygiene and Safety

Banco de Chile has Joint Health and Safety Committees (JHSC), technical bodies made up of corporate and employee representatives that aim to detect and assess the risks of accidents and professional illnesses at work.

During 2022, the Occupational Health and Safety Department worked with the bank's workplace insurance provider (Mutual de Seguridad de la Cámara Chilean de la Construcción as per Law 16,744) to promote the efforts of 56 committees, with total participation of 672 employees.



Main Milestones

- Conducting a survey of conditions in offices and branches with respect to Supreme Decree 594, which establishes the Basic Sanitary and Environmental Conditions in Workplaces. The survey covered a total of 184 locations.
- Implementing a program to standardize all Joint Health and Safety Committees.
- Implementing the second phase of Law 21,156 on Defibrillators (AED).
- Updating all the emergency and evacuation plans.
- Resuming evacuation exercises, covering a total of 271 locations.
- Implementing the first stage of the Psychosocial Risk Surveillance Protocol, which considered a total of 27 branches and 574 employees.
- Surveying and designing a management platform for contractor companies, in accordance with Law 20,123.
- Beginning to implement the Secure Telework model, in accordance with Law 21,220.

GRI
403-4

Occupational Health and Safety



Main COVID-19 Milestones

- Implementing Law 21,342 on Gradual and Safe Return to Work within the framework of the public health alert.
- Continually updating the COVID-19 Pandemic Risk Prevention and Occupational Health Plan and the 17 protocols associated with it.
- Internal traceability, monitoring of and support for cases typified under the epidemiological concepts stipulated by the Health Ministry.
- Implementing Active Preventive Search nationwide by administering weekly nasal antigen tests in order to anticipate and reduce the spread of the virus at Banco de Chile.





Banco de Chile

ENVIRONMENT



Strategy **and Culture**

Aware of the key role financial institutions play as drivers of the economy, Banco de Chile has made sustainable development and responsible management of the environment a priority. To this end, employees play a fundamental role as agents of change in the corporation's environmental culture.

The bank's efforts in 2022 are framed by the **Environmental Sustainability Policy**/1, which defines ways to reduce its impact on the environment. These include: corporate eco-efficiency; waste reduction and recycling; sustainable finance (i.e., incorporating Environmental, Social and Governance (ESG) variables in assessments); and operational efficiency through a deep, ongoing transformation process.

Banco de Chile
Ser azul está en nuestra
Naturaleza
Conoce nuestro programa
COMPROMISO azul para Chile
Un programa con todas las medidas y acciones para proteger lo más lindo que tenemos: nuestro país y nuestro planeta.
Beneficios en energías limpias
Financiamiento de proyectos sustentables
Inversiones sostenibles
Tarjetas con material reciclado
Más información en bancochile.cl
#ElBancoAzulDeChile

Blue Commitment

In May 2022, the bank unveiled the Blue Commitment Program, its navigation chart in environmental matters and the fight against climate change. It includes several initiatives and concrete actions to reduce its carbon footprint, advance sustainable finance and contribute to people, the community and the environment. Also during the year, it launched the We are Naturally Blue (*Ser Azul está en Nuestra Naturaleza*) campaign to raise employee awareness of the bank's commitment to the environment and how they can contribute to this purpose.

In the area of governance, the Sustainability Committee was created in 2022 to analyze and propose action plans for new challenges and opportunities that arise.

In addition, the organization made progress in promoting cultural change by conducting specific environmental and sustainable finance training for different groups. Furthermore, several volunteer activities known as the Blue Crew (*Cuadrilla Azul*) focused on environmental care.

It also continued to develop initiatives to manage and reduce its main consumption and recycling indicators.



1/ https://portales.bancochile.cl/uploads/000/020/227/166aa225-e4bd-4300-a277-f4699242dfbb/original/Politica_Sostenibilidad.pdf

We are Naturally Blue Campaign

In mid-2022 Banco de Chile announced its commitment to environmental protection in a mass media campaign and made the new product offering for individuals and SMEs available through various platforms. This campaign seeks to:

- Promote electromobility through interest-free installments with Banco de Chile credit cards.
- Promote the consumption of clean energy through the purchase of solar panels and different products that promote eco-efficiency (e.g. air-conditioning).
- Support SMEs and development by offering travel products and delivering tools through the Banco de Chile SME Program.
- Invest in environmentally friendly funds participating in domestic and foreign capital markets offered by Banchile Inversiones and BlackRock ESG . At least 90% of the portfolio will be comprised of instruments that BlackRock believes meet environmental, social and corporate governance sustainability standards.



Blue Crew

Within the framework of the Blue Commitment to Chile and caring for the environment, Banco de Chile's Blue Crew partnered with the Reforestemos Foundation to plant more than 26 thousand trees of 23 native species such as hazelnut, coihue, peumo, arrayán and canelo, in six regions of the country.

Additionally, to wrap up the project and get the bank's corporate volunteer program involved, fifty Banco de Chile employees and their families planted more than 500 native trees in Santiago's Parque Metropolitano and Concepción's Cerro Caracol in the Biobío Region.

The Blue Crew worked for two months to reforest an area equivalent to 40 soccer fields, which translates into the following benefits for the environment:

- Capturing more than 10 thousand tons of CO_2.
- Increasing potentially habitable surface area for around 40 species of local fauna.
- Creating future roosting and nesting sites for more than 50 types of birds.
- Benefiting small beekeepers and bee producers in the regions of Maule, Ñuble, Los Ríos and Los Lagos.
- Strengthening educational tourism, environmental research, the fight against soil erosion and recovery of degraded forests.

Strategy
and Culture

Sustainability Financing Framework

Published in August 2022, this framework was developed for issuing bonds; granting environmental, social or sustainability loans; and financing projects that generate positive environmental or social impacts in eight areas: MSMEs financing & women-owned enterprises; financial literacy; access to basic infrastructure; social housing; energy efficiency; renewable energy; green buildings and clean transportation.

It was drafted in collaboration with BNP Paribas, as Sustainability Structuring Agent, and received a Second-Party Opinion (SPO) from Sustainalytics.

Training for Bank Teams

In 2022, the following training courses were held to provide new tools and reinforce knowledge within the organization:

- E-learning training course developed for the entire organization in conjunction with Deloitte for the purpose of internalizing ESG concepts.
- Corporate Eco-Efficiency in Financial Institutions (CEFI) from the United Nations Environment Programme Finance Initiative (UNEP FI).
- Training course on Climate Change and recommendations from the Task Force on Climate-related Financial Disclosures (TCFD) given by UNEP FI.
- Certified course on Global Reporting Initiative (GRI) standards.
- Certified course on sustainability and accounting standards SASB and NCG 461 conducted by Deloitte.





Operational
Eco-Efficiency

As part of its Environmental Sustainability Policy, the bank has defined areas of action to reduce the impact of its operations in terms of energy and emissions, paper and water consumption, and waste and recycling.

Managing these impacts is the responsibility of the Administration Department, while the Corporate Affairs and Sustainable Development Department is in charge of coordinating sustainability-related diagnostic processes, indicators, projects and goals with the different areas of the bank.



Operational Eco-Efficiency KPIs and Targets

Topic	KPI	Unit	KPI 2021	KPI 2022	Target 2021	Target 2022	Target 2023
Energy	Total energy consumption(**)	GWh	31.8	32.2	38.1	34.3	33.0
Climate Change	Direct GHG emissions (scope 1)	tCO₂e	1,326	1,248	–	923	1,373
Climate Change	Indirect GHG emissions (scope 2)	tCO₂e	0	0	–	–	0
Waste	Waste to landfill from buildings	t	905	961	–	–	(*)
Water	Total water consumption	Thousands of m³	257	224	275	258	227
Paper	Paper consumption	t	277	258	412	263	(*)

Note: In the near future, more in-person interaction is expected, which will have a direct impact on consumption and recycling indicators. Indicators were updated with respect to the 2021 Integrated Report to show total rather than unit values.

(*) No numerical targets are defined for 2023. For waste, the bank plans to move forward with a building diagnostic in order to define an action plan. In paper consumption, efficiency initiatives are in place that could reduce consumption, but the impact has not been quantified.

(**) Total energy consumption: fossil fuels + certified 100% renewable electricity.

– No target.

GRI
302-4

Energy and Emissions

Banco de Chile is making efforts to reduce its CO_2 emissions through various initiatives aligned with the United Nations's goal of limiting global warming to 1.5°C. Since 2021, the corporation has signed power purchase agreements (PPA) to purchase clean energy backed by renewable energy certificates (I-RECs). As a result of these agreements, the bank is powered by renewable supplies from the Quillagua photovoltaic plant and the Mallarauco hydroelectric plant.

In 2022, 100% of the bank's electricity consumption came from renewable sources, specifically 3 GWh from 100% renewable sources as an unregulated customer and 27 GWh backed with I-RECs from the Mampil hydroelectric plant. The following charts detail energy consumption both within the organization and in the value chain, showing a clear downward trend in internal energy consumption and intensity (with the exception of 2020 because of the pandemic).

Operational
Eco-Efficiency



Internal Energy Consumption and Intensity[1]



Value Chain Energy Consumption[1,2]

1 Information from the bank's internal billing and records. Months without information are estimated (e.g., December data not billed to date). Conversion factors are from the Ministry of Energy, using the lower heating value.
2 Value chain energy consumption equals energy consumption by the bank's main suppliers.

GRI
302-1
302-2



Carbon footprint is the main metric of impact on people's daily lives in the fight against climate change. The 2022 measurement shows that the bank's main sources of emissions come from customer transportation (57%), employee transportation (20%) and data center service electricity use (9%). Opportunities for improvement are related to the digitalization strategy (which reduces the number of trips made), energy efficiency by the corporation and its suppliers, and the purchase of renewable energies.

Banco de Chile has managed to halve its carbon footprint between 2018 and 2022, including all three categories or scopes that companies must measure. When considering sources under its control (scope 1 and 2), there was a 93% reduction between 2018 and 2022.



Carbon Footprint (Market Method)
Greenhouse gas (GHG) emissions inventory

36 ktCO$_2$e　　Banco de Chile in 2022

| | 1 ktCO$_2$e | | 0 ktCO$_2$e | | 6 ktCO$_2$e | | 21 ktCO$_2$e | | 7 ktCO$_2$e | | 1 ktCO$_2$e |

Fuel and refrigerant gases		Electricity			Supplies and contracted services		Customer access to the bank			Employees working on site and at home			Other	
SCOPE 1		SCOPE 2 (*)			SCOPE 3		SCOPE 3			SCOPE 3			SCOPE 3	
Source	%CO$_2$e	Source	GWh	%CO$_2$e	Source	%CO$_2$e	Source	% use	%CO$_2$e	Source	% use	%CO$_2$e	Source	%CO$_2$e
Diesel generator set		Average grid electricity			Data center services		Private transport trips			Private trips alone			Business trips	
24kl	5%	0	0%			56%	26%	78%		21%	47%			36%
Company diesel vehicle		100% renewable			Armored transportation		Public transport trips			Private shared trips			Fuel manufacturing A1	
216kl	47%	30	100%			35%	32%	12%		19%	15%			12%
Company gasoline vehicle		Solar panels			Courier services		Bicycle and walking trips			Public transport trips			Waste and recycling	
7kl	1%	0	0%			2%	41%	0%		51%	33%			52%
Refrigerant gases					Other (paper, water, cards)		Island ATMs + web access			Bicycling and walking				
258kg	47%					6%	-	10%		9%	0%			
										Working from home				
										-	5%			

| 3% | 0% | 16% | 57% | 20% | 4% |

Source: Proyectae.

The figures have been rounded, which may result in differences in the sum of the percentages. Scope 2 emissions reported under the market method that assumes zero emissions for renewable electricity.

The information comes from different internal bank systems and contact with suppliers. GHG emissions were obtained by multiplying activity data by documented emission factors, according to GHG Protocol guidelines. Includes CO_2, CH_4, N_2O, SF_6, NF_3, HFC and PFC emissions. Global warming potentials from the IPCC's Sixth Assessment Report (AR6) are used for direct emissions; and factors published directly by DEFRA/Ministry of Energy for indirect emissions.





Carbon Footprint (Market Method)

GHG Emissions [tCO$_2$e] / GHG emissions (A1+A2) / surface area (kgCO$_2$e/m²)

2018: 54
2019: 51
2020: 45
2021: 5
2022: 4

- Scope 3
- Scope 2
- Scope 1
- GHG emissions (A1+2) / Surface area of offices + branches

GRI

305-1

305-2

305-3

Operational
Eco-Efficiency

Banco de Chile was recognized by the Ministry of the Environment, through the HuellaChile Program, with the 2021 Quantification Seal and the 2021 Reduction Seal, for having measured and implemented emission reduction projects.


Ministerio del Medio Ambiente
HuellaChile
Programa de Gestión del Carbono
HuellaChile CUANTIFICACIÓN Gases de Efecto Invernadero 2021

El Programa HuellaChile del Ministerio del Medio Ambiente otorga su reconocimiento a:

Banco de Chile

Por haber alcanzado el nivel de Cuantificación de sus gases de efecto invernadero directos, indirectos y otros indirectos a nivel organizacional, en conformidad con los requisitos del Programa HuellaChile y la NCh-ISO 14064/1:2019.

El cumplimiento de los requisitos fue verificado por: Deloitte.

Diciembre, 2022

María Heloísa Rojas Corradi
Ministra del Medio Ambiente

Registro: 1737-1-2021


Ministerio del Medio Ambiente
HuellaChile
Programa de Gestión del Carbono
HuellaChile REDUCCIÓN Gases de Efecto Invernadero 2021

El Programa HuellaChile del Ministerio del Medio Ambiente otorga su reconocimiento a:

Banco de Chile

Por haber alcanzado el nivel de Reducción de sus gases de efecto invernadero a nivel organizacional, en conformidad con los requisitos del Programa HuellaChile y la NCh-ISO 14064/2:2019.

El cumplimiento de los requisitos fue verificado por: Deloitte.

Diciembre, 2022

Maisa Rojas Corradi
Ministra del Medio Ambiente

Registro: 1737-2-2021

GRI 302-4





- Earning the Huella Chile **Quantification Seal** 2021.
- Obtaining the Huella Chile **Reduction Seal** 2021 due to upgrading **10,000** lighting fixtures to LED in **2021**, which led to a reduction of 728 MWh.
- During 2022 the second phase of the LED upgrades was carried out, replacing **1,135 units**.
- **100%** of electricity consumption comes from renewable sources, based on certificates and power purchase agreements.

Paper Consumption

One of the bank's main inputs is paper, so reducing its use is a priority. Taking into account its digital transformation, efficiency initiatives and efforts to promote an environmental culture, the corporation is moving towards a paper-free organization through various initiatives to avoid use, preferring digital solutions and recycling paper that is consumed.



Paper Consumption

Year	Tons of paper consumed
2018	606
2019	491
2020	286
2021	277
2022	258

Between **2018** and **2022**, Banco de Chile has reduced paper use by **57%**, thus saving **348** tons of this input. In addition, **100%** of the paper used has renewable management certifications (FSC or PEFC).

GRI
301-1
302-4



CORPORATE
MESSAGES

1 ABOUT
US

2 ECONOMIC AND FINANCIAL
PERFORMANCE

3 CUSTOMERS

4 EMPLOYEES

Operational
Eco-Efficiency

Waste and Recycling

Banco de Chile manages its waste through an inclusive recycling system in a triple impact project developed together with Kyklos, a B corporation focusing on environmental culture.

In 2022 progress was made by implementing recycling programs in 262 branches throughout the country. Information on amounts picked up for recycling is entered into a computerized system for digital data reporting to ensure traceability and transparency. The system prepares monthly declarations in the National Waste Declaration System (SINADER) in collaboration with local certified companies.

Kyklos partners with Fondo Esperanza and freelance recyclers, who collect, sort, recover, transform and reuse waste, and are supported in the process of formalizing their work situation. As a result, this recycling network co-constructed by Kyklos and Banco de Chile makes a social and environmental impact in the different territories and communities nationwide where it operates.

GRI
306-2
306-3
306-4
306-5

Banco de Chile's employees also played an active role in implementing this system. In 2022, training on the environment and inclusion was provided to 822 people, both workers from different areas of the organization and cleaning staff, whose commitment has been fundamental to the project.



The corporate buildings in Santiago and Concepción maintain direct records. For the branch network, waste generation is estimated based on the number of people. The value is supported by certificates delivered by suppliers.

As a result of these efforts, 33,873 kg of material was recovered through 4,694 pick-ups during the year. This waste was sorted by the Kyklos recovery team, which set up the first Inclusive Recycling Center in the country, where people with cognitive disabilities work to collect, sort and recover recyclable waste.

The process of renewing ID cards for new and existing Banco de Chile and Banco Edwards employees began in June **2022**. These were made from recycled **PVC/PET** and offer the same durability as traditional materials, making them **environmentally friendly**.

In September **2022** we resumed delivery of welcome kits for new employees. These include a backpack made from **recycled plastic bottle** fabric, a cell phone charger made from **wheat fibers**, among other items, all in a recyclable box. Each backpack contains **25 PET bottles**. During the year, **1,085 backpacks** were handed out, equivalent to **27,125** recycled **PET** bottles.

Water Consumption

Although water does not have an large environmental impact on Banco de Chile's business, the bank does recognize the importance of managing it efficiently and has joined the country's commitment to preserve it.

During 2022, the bank's total water consumption reached 224 thousand m³ (excluding recreational centers), equivalent to an intensity of 0.77m³/m², achieving a 14% reduction in water consumption compared to the 2018 intensity figure.





Total Water Consumption and Intensity

Water consumption (Thousands of m³) — Consumption intensity (m³/m²)

GRI
303-3

Only one recreation center consumes well water; no consumption records are available. Water in offices and branches is mainly used for sanitation purposes. The bank discharges its water to the country's public/private sewage systems in accordance with regulations.


Sustainable Finance

Banco de Chile is building a sustainability culture by gradually integrating Environmental, Social and Governance (ESG) principles into the internal policies, mechanisms and processes of its different business units and subsidiaries. As part of this strategy, it is working to continuously improve how it allocates resources, integrating socio-environmental criteria into risk assessments for financing to develop projects.

Retail and SME Banking

Banco de Chile's Blue Commitment also translates into sustainable benefits for its customers, through discounts on the purchase of electric vehicles, solar panels, efficient heating equipment or sustainable products, among others. It also involves an environmentally friendly fund, insurance and initiatives to promote the work of SMEs that collaborate with sustainable development. These products include:

- Commercial and consumer loans with preferential rates
- Leases with preferential rates and discounts with suppliers in alliances
- Interest-free installments for credit card purchases
- Discounts on credit or debit card purchases at sustainable retailers
- Insurance
- Investments

SASB
FN-CB-410a.2
FN-IB-410a.3

Areas of the Blue Commitment Program

- Electromobility
- Energy efficiency
- Environmental protection
- Awareness
- Promoting enterprises with sustainable products

Awareness-Building Activities

During 2022, two webinars were held, the first in conjunction with ProEmpresas from PROPYME. The guest speaker on behalf of the Blue Commitment Program was from Copec's Flux Solar and addressed the topic of renewable energy. The second event was Reactiva Digital organized by PROPYME and Corfo, with the Blue Commitment Program's special guest, the company DHEMAX (2nd place in the SME category at the 6th National Entrepreneurial Challenge Contest). The main theme was electromobility.

Large Companies Banking

During 2022, the bank continued to finance social housing, approving 12 lines of credit for a total of UF2,972,407 to finance DS19 real estate projects.

One of the most noteworthy projects was MUS$28 in lease financing granted to the Link Group of Rancagua to service part of the transportation contract for personnel at Codelco Chile's El Teniente Division. The lease agreement provided financing for 120 electric buses being used mainly within the mining company. The buses are assembled in Chile by a company from the same group, Reborn Electric Motors.



In addition, Banco de Chile funded 50% of a syndicated loan of MUS$250 used by the company Comercial Motores de Los Andes to import 991 electric buses. These buses will be used by concession holders to operate in the Santiago public transportation system, thus promoting electromobility through more modern buses with environmentally sustainable technology.

Once these newly imported electric buses start operating in 2023, the Santiago public transport system's fleet will have 26% of the country's total fleet of electric buses.

Banchile AGF

The bank's various subsidiaries have strengthened efforts to advise and support clients on sustainable finance, incorporating ESG factors in the investment process. In 2019, Banchile Administradora General de Fondos (AGF) became one of the first Chilean fund managers to adhere to the Principles for Responsible Investment (PRI), which aim to understand the impact of ESG factors on investments, and to advise signatories to integrate these factors into their investment decisions.

This subsidiary is committed to considering ESG criteria for all of its assets under management (AUM) as a way to control risks and identify opportunities, incorporating them systematically in investment analysis and decision making, as well as performing ongoing risk monitoring.

Among the various initiatives carried out in 2022, Banchile AGF participated in different active ownership processes, both individually and collaboratively, and was ranked third place in Chile as a Leading Investor in Responsible Investment by the Sustainable Leaders Agenda, ALAS20.

It also launched a new ESG-themed investment fund, Banchile-BlackRock ESG, which invests mainly in capitalization instruments issued by institutions listed on domestic and foreign capital markets. This fund requires a minimum of 90% of the portfolio to be instruments that BlackRock believes meet certain environmental, social and corporate governance sustainability standards.

Key milestones in 2022 include:

- Continuing the internal ESG training plan, which is mandatory for staff directly involved in investment processes.
- Publishing its second UN PRI annual transparency report.
- Participating in the Latam Investor Climate Initiative organized by UN PRI, which seeks to strengthen commitment and practices for climate change management in proprietary portfolios.
- Taking part in the PRI Annual Conference in Barcelona.
- Actively participating in the Sustainability Committee of the Chilean Association of Investment Fund Administrators (ACAF) and helping prepare the Sustainable Investment Guide.
- Helping create the Sustainability Committee of the Chilean Association of Mutual Fund Administrators (AAFM).

Sustainable Finance

Banchile Corredores de Seguros

For the third consecutive year, Banchile Corredores de Seguros worked with the Reforestemos Foundation on a new environmental protection campaign: "Digital Insurance for a Greener World." Implemented during the first quarter of 2022, the campaign donated native plants, materials and supplies to individuals living off sustainable management of native forests. These include beekeepers, people interested in reducing the effects of climate change and restoring ecosystem services, organic farmers seeking to improve and restore the natural condition of their land, young professionals seeking to restore the forest area on their land for environmental education and/or educational tourism, landowners seeking to replace exotic species that affect their environment, and gatherers and marketers of non-timber forest products.

The main objectives of this campaign from Banchile Corredores de Seguros were to:

- Incorporate a greater diversity of native species on farms, including melliferous species for pollinators.
- Increase the proportion of native species in micro-watersheds to improve and/or restore the water cycle and regulate the water balance to maintain it in native ecosystems.
- Restore soil degraded due to intensive agricultural and/or livestock use or recurrent fires.
- Revitalize highly disturbed urban wetlands, among others.

The initiative benefited 13 provinces and 24 districts spanning seven regions of the country, from O'Higgins to Los Lagos. A total of 30,000 species were donated to 172 beneficiaries.

In central Chile, species with lower water demand and colonizers of degraded environments were favored, while species with high melliferous potential were used in the south.

Environmental Challenges for Banco de Chile in 2023:

Consolidate the Blue Commitment as the corporation's navigation chart for achieving sustainable development and responsible environmental management.

- **Energy:** upgrade 18,980 lighting fixtures to LED and evaluate the possibility of developing a renewable energy self-generation project.

- **Water:** reduce water consumption at Banco de Chile's main facilities through an eco-efficiency plan.

- **Recycling:** build an organizational culture that contributes in a sustained manner to the care of the environment.

- **Sustainable finance:** continue working to develop new products based on the current needs of the various business segments.





Banco de Chile

COMMUNITY


Commitment to Chile and Sustainability

Banco de Chile has a historical commitment to the country's development and the progress of its people dating back to its founding 129 years ago. One of its main objectives has been, and continues to be, to search for new ways to generate value and co-construct a more inclusive society with more opportunities for all.

Accordingly, community engagement is a fundamental component of the bank's Sustainability Strategy, which is based on four cross-cutting pillars: inclusion, caring for the environment, education for entrepreneurship and emergency response.

Social Investment[1]

Community investment	
Community investment	Ch$ 5,343,865,700
Donations	Ch$ 558,583,950
Total	**Ch$ 5,902,449,650**

During 2022, the bank promoted a large number of community outreach initiatives through volunteer activities, with its own employees playing an active role. It also strengthened strategic alliances with foundations, universities and organizations related to its sustainability objectives.

All of these efforts relied on Environmental, Social and Governance (ESG) criteria and the Sustainable Development Goals (SDGs) of the United Nations 2030 Agenda as a navigation chart.

Environmental, Social and Governance (ESG) Criteria and Sustainable Development Goals (SDG)

Banco de Chile's Sustainability Strategy is based on ESG criteria and complies with the Sustainable Development Goals (SDG) from the United Nations 2030 Agenda, which were established in 2015 to end poverty, protect the planet and ensure "a better and more sustainable future for all" by 2030.





(1) Includes tax-exempt and non-tax-exempt donations, sponsorships, SENCE tax credits in the form of mandated and pre-contract scholarships and other activities developed to promote the Commitment to Chile and sustainability.

The bank's main 2022 initiatives aligned with the SDGs are:

Sustainable Development Goal	Objective	Banco de Chile's implementation of its community engagement strategy 2022
3: Good Health and Well-Being	Ensure healthy lives and promote well-being for all at all ages.	Partnership with Palpa, a startup that created a device for breast self-exams. Awareness campaign on self-care and the importance of detection to combat this disease.
4: Quality Education	Ensure inclusive and equitable high quality education and promote lifelong learning opportunities for all.	Count on Banco de Chile Financial Education and Wellbeing Program, designed to contribute to financial education and inclusion through diverse initiatives, including: digital financial education, in-person financial education, financial education mentoring programs in schools, all incorporating sign language and Creole interpreters into their talks. IT training scholarships for women and specialization courses for entrepreneurs and people with disabilities. Workshops on agile methodologies for students at technical high schools.
5: Gender Equality	Achieve gender equality and empower all women and girls.	Women Who Inspire program, which raises the profile and empowers the role of women in society through various initiatives. Transformational Women Program, which seeks to enhance knowledge and provide tools to strengthen women's leadership within the organization.
8: Decent Work and Economic Growth	Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all.	Promoting entrepreneurs and microenterprises through the Entrepreneurial Challenge and Women Who Inspire programs.
10: Reduced Inequalities	Reduce inequality within and among countries.	Inclusion program for people with disabilities Strategic alliance with the Teletón Foundation. Alliance with Desafío Levantemos Chile Foundation and its contribution to develop vulnerable sectors. Competitive Funding Grants Program to improve the quality of life of people with disabilities, migrants and senior citizens.
11: Sustainable Cities and Communities	Make cities and human settlements inclusive, safe, resilient and sustainable.	Emergency assistance for cities experiencing natural disasters. Routes for Chile program and promotion of tourism and local development.
13: Climate Action	Adopt urgent measures to combat climate change and its effects (taking note of the agreements reached in the forum of the United Nations Framework Convention on Climate Change).	Support for entrepreneurs by financing projects that care for the environment.
15: Life on Land	Sustainably manage forests, combat desertification, and halt and reverse land degradation and halt biodiversity loss.	Blue Commitment to Chile, a program encompassing all of the bank's measures and actions to protect the country and the planet. Blue Crew, an initiative in partnership with the Reforestemos Foundation to promote the planting of native trees nationwide.
17: Partnerships for the Goals	Strengthen implementation methods and revitalize the global partnership for sustainable development.	Encourage the formation of effective, sustainable and impactful partnerships with various social organizations and public and private agencies that jointly address the challenges posed by community engagement programs. Partnerships with Teletón, Desafío Levantemos Chile, Avonni, the Reforestemos Foundation, various municipalities nationwide, among others.



Corporate
Volunteering

One of the driving forces behind Banco de Chile's community engagement efforts is its corporate volunteer program. The program's almost 8,600 members successfully promote the bank's commitment to Chile by participating in a variety of projects in partnership with diverse social organizations.



Nationwide Volunteering Figures

44,386
direct
beneficiaries

8,590
participating volunteers
+24% increase compared to 2021

45,851
hours
of volunteering



Equivalent to
5,731
days of work

223
activities

Metropolitan Region **47%**
Other regions **53%**



Senior Citizens Support Program

To commemorate Senior Citizens Month in October 2021, a group of bank volunteers participated in a program to reach out by phone to people over 60 years old who feel lonely. This initiative was replicated during 2022, adding 40 new volunteers. The activity was carried out in partnership with the Juan Carlos Kantor Foundation, better known as Amanoz, to promote emotional and psychological wellbeing and the use of digital tools to reduce isolation and loneliness, contributing to positive, active aging.

Women in Technology

The Women in Technology program invited female volunteers from the Digital Transformation, Cybersecurity, Technology and Operations areas at Banco de Chile to encourage more women to participate in the world of technology, a sector with a significant gap in terms of gender balance. In order to bridge this gap, this group of women volunteers from the corporation give talks at high schools and take part in activities to provide digital tools.

A Meaningful Christmas

Through this initiative, groups of employee volunteers create special experiences for people with disabilities, the elderly, migrants or children. In its fifth edition, it attracted more than 1,780 volunteers and benefited more than 12,350 people from 145 institutions throughout the country, including tennis academies, special schools, homes for the elderly and cooperatives.

Banco Edwards Contributes to Breast Self-care and Cancer Detection

Breast cancer is the disease with the highest mortality rate among women in Chile. One out of every three Chilean women with breast cancer dies from the disease and statistics show that a new patient is diagnosed every three hours. For these reasons, the concepts of early detection and self-care are of vital importance.

To commemorate Breast Cancer Month, which takes place every October, Banco Edwards joined forces with Palpa to distribute five thousand free self-examination devices designed to educate women to identify changes in their bodies.

Four thousand were donated to women in Santiago, La Pintana and Renca in the Metropolitan Region; Valparaíso, in the region of the same name, and Concepción, in the Biobío Region, while another 1,000 were given to bank employees.

In addition, to reinforce the concept of self-care among women, breast cancer specialists gave educational talks in the communities benefiting from this initiative, teaching them how to use the device correctly, along with other recommendations.

The Palpa device, the only of its kind in the world, helps teach women how to conduct a breast self-exam. It consists of a silicone breast that simulates a malignant tumor, which is hard, fixed and of a size that can be felt by even an inexperienced person. Designed to be used in the shower, it teaches women how to recognize abnormal lumps while palpitating the breast.


Support for Entrepreneurship

Banco de Chile is aware of the role that entrepreneurship plays in the country's economic development and the positive impact an entrepreneur can have within his or her community. For this reason, one of the main priorities of its community engagement programs is to support entrepreneurship in its different stages, with a special emphasis on women microentrepreneurs.

The main initiatives in 2022 were:

Banco de Chile SME Program

This free program, promoted by Banco de Chile, seeks to offer local micro, small and medium-sized companies the opportunity to strengthen their businesses through benefits and initiatives.

The Banco de Chile SME Program is a comprehensive program, supported by various strategic partners and entrepreneurship experts from a variety of fields, that offers tools to improve business management, boost sales and promote entrepreneurship among the bank's customers and non-customers.

As part of the Banco de Chile SME Program, customers and non-customers alike can access benefits and initiatives such as: financial education for SMEs, training, advising, competitive funding grants, networking events, discounts and much more. In 2022, it doubled the previous year's reach, benefiting more than 168,000 companies.

National Entrepreneur Challenge Competition

Banco de Chile and Desafío Levantemos Chile organized the National Entrepreneurial Challenge Competition for the seventh consecutive year. This initiative promotes the development of micro-entrepreneurs and SMEs throughout Chile. The latest version of the contest, which attracted more than 30 thousand entrepreneurs, has been narrowed down to 32 finalists. The winners will be announced in the first half of 2023. Of the finalists, 16 are microenterprises and 16 are SMEs. In addition, 18 come from the Metropolitan Region and the other 14 contestants are from other regions of the country. The competition offers cash prizes and training on various topics such as budgeting, work methods, savings, investment and responsible borrowing.

In 2022, entrepreneurs were selected in two categories: Microenterprises and SMEs. They had access to online training on topics pertinent to their companies, the UDD Entrepreneurship Academy, industry-specific talks, networking activities and much more. In addition to cash prizes, finalists are mentored by experts to develop their pitch and appear on a publicly broadcast TV show.

At the next ceremony, scheduled for the first half of 2023, Blue Commitment recognition will be awarded to entrepreneurs who are generating a positive social or environmental impact.

The competition has become a large-scale global showcase for the finalists and winners, leading several of them to earn important recognition and business opportunities abroad.



Women Who Inspire

This comprehensive program promotes gender equality, education, jobs and development in local economies. The program, which aims to positively impact the development of Chile and its people, involves different areas of the bank and volunteers from offices throughout the country.

During 2022, awards were given to 40 women microentrepreneurs or leaders of social organizations who are leaving their mark on their communities through sustainable initiatives in social, environmental and economic fields. They received mentoring and specialized training from Banco de Chile's volunteer mentors on topics such as accounting and leadership, as well as a financial contribution and a tablet with Internet connection.

Women Who Inspire received the CONECTA 2022 Business Recognition from United Nations Global Compact Chile, which spotlights business initiatives that impact the 17 Sustainable Development Goals (SDGs) and contribute to the 2030 Agenda.

The bank was the only company in the financial sector to participate in this version and received recognition in the SDG Interconnection category.

MUJERES QUE
Inspiran

Impulso Chileno Mentors

For the third consecutive year, in alliance with the Luksic Foundation, Banco de Chile volunteers promoted mentoring for entrepreneurs, micro-entrepreneurs and SMEs, participating actively to provide tools and share experiences among mentors in order to enrich each initiative.

Banco de Chile Innovative Woman Award

This year the institution presented the inaugural Banco de Chile 2022 Innovative Woman Award, as part of the Avonni 2022 Awards ceremony. This recognition highlights the success stories of people who are creating value through innovation in different areas and categories, and who are accelerating sustainable development throughout Chile.

The 2022 winner was Apolinaria García, director of the Bacterial Pathogenicity Laboratory at Universidad de Concepción and creator of the probiotic strain UCO-979C, a harmless bacterium that shows a high capacity to modulate the immune system at the gastrointestinal level.



Inclusion, Non-Discrimination and Respect for Diversity

Banco de Chile's new Policy on Inclusion, Non-Discrimination and Respect for Diversity, which was released in 2021 and ratified by the board in 2022, focuses community engagement initiatives on gender equality, support for migrants and people with disabilities.

In this context, the bank continues to support the Teletón and reinforce its commitment to sports, especially Paralympic sports. It has also built new alliances to spotlight these issues through competitive grants and annual programs.

Chilean Open

The bank held the twenty-third edition of the Chilean Open Wheelchair Tennis Championship, where the winners were Alexander Cataldo (Chile) in men; Macarena Cabrillana (Chile) in women; Alexander Cataldo (Chile) and José Pablo Gil (Costa Rica) in men's doubles, and Angélica Bernal (Colombia) with Florencia Moreno (Argentina) in women's doubles.

Additionally, Paralympic tennis player Jaime Sepúlveda, from the Maule Region, was awarded the Banco de Chile Cup, in recognition of his effort and committed participation in this tournament.

Paralympic Tennis Players

Banco de Chile has been the official sponsor of Chile's No. 1 Paralympic tennis player Macarena Cabrillana for eleven years. During 2022, she reached the top ten in the world ranking and closed her season at No. 12, after participating in the French and US opens. The bank also sponsors the renowned national Paralympic tennis player Alexander Cataldo, who qualified for his first Grand Slam in 2022, ranking No. 19 in the world.

Teletón

Teletón is one of the most representative initiatives of Banco de Chile's commitment to inclusion. Support for this charitable crusade dates back to the foundation's beginnings in 1978. Every year since then, the bank has made its network of infrastructure and technology and thousands of employee volunteers available to the Teletón Foundation to collect donations made in Chile and around the world. The bank also makes a financial contribution. During 2022, close to 10 thousand employees worked on this initiative and a total of Ch$43,959,783,308 was raised.

Although the majority of donations (50.4%) was made online through different digital platforms, this year there was a sharp increase in the number of donations made in person, accounting for 49.6% of the total number of donors. This represents an increase of 44% with respect to the prior event.

All these efforts will finance rehabilitation treatments for more than 31,000 children and young people who receive care in the 14 Teletón institutes from Arica to Coyhaique.

By 2023, Teletón hopes to provide more than one million medical-therapeutic services, and to continue making progress on the construction of institutes in the O'Higgins and Ñuble regions.



Expo Inclusion

For the fifth consecutive year, in keeping with the bank's commitment to inclusion, non-discrimination and respect for diversity, Banco de Chile sponsored Expo Inclusion 2022, an event designed to foster talent recruitment and attraction. This year's fair focused on improving education and understanding of inclusive technologies, as well as promoting employability and engagement of people with disabilities among its participating organizations.



Competitive Funding Grants

This program strives to provide resources to finance initiatives and projects that: support environmental care, entrepreneurship and/or inclusion through alliances with social organizations; are sustainable in the social, environmental and economic spheres; and materialize the Sustainable Development Goals, through the commitment of Banco de Chile's employee volunteers.

In 2022, 33 projects were implemented in various regions of the country, actively engaging with the community, especially with the neediest homes, foundations and schools, and benefiting 3,914 people with disabilities, migrants and the elderly.





CORPORATE MESSAGES | **1** ABOUT US | **2** ECONOMIC AND FINANCIAL PERFORMANCE | **3** CUSTOMERS | **4** EMPLOYEES

Financial Education and Wellbeing

Contributing to financial education and wellbeing is another of Banco de Chile's main commitments to the community. To this end, it has developed training programs to reach different segments, including entrepreneurs, micro-entrepreneurs, neighborhood councils, migrants and students from different universities, schools and regions of the country. The ultimate goal of these activities is to promote inclusion and contribute to people's well-being.



The main financial education and wellbeing initiatives in 2022 were:

Education in Figures

SASB
FN-CB-240a.4



Committed to **Financial Education**

2,266 children benefited | **41** teachers trained | **35** schools

64 volunteer mentors | **1,729** beneficiaries | **57** talks

EMPLOYEES 9,099
Daycare and preschool benefits
Training: trade and financial education
Bonuses, awards and scholarships

COMMUNITY 3,248
Donations, scholarships and tax credits

Banco de Chile supports **education** through initiatives and programs for students, women, people with disabilities, senior citizens and entrepreneurs, among other groups.

EDUCATION 4,938
High school students, university students, entrepreneurs, people with disabilities and employees

VOLUNTEERS 329
Adviser teachers, STEM mentors (women in technology) and work cycle

Count on Chile Program

The objective of this program is to contribute to financial education and inclusion through various initiatives, such as workshops for school children, in-person talks and mentoring. It also trains entrepreneurs, micro-entrepreneurs, neighborhood councils, migrants and students from many Chilean universities, schools and regions.

Its four areas of action are:

Financial Education in Schools

This initiative is targeted toward students in grades 9 to 12 to encourage informed decision making and positive financial habits, such as saving and responsible spending. In the financial education modules, each student chooses a profession with a given financial profile (i.e., salary, savings, debt, retirement, investments), and then makes decisions based on real-life situations that impact their net worth.

During 2022, the program was implemented in 35 schools from Arica to Puerto Williams.

Financial Education Mentors

This program is made up of a group of volunteer mentors from Banco de Chile who commit to speak to audiences throughout the country about financial education and wellbeing. Through interactive talks, within the framework of the National Financial Education Strategy, the bank seeks to encourage responsible, informed and safe financial behavior. This year, 1,781 entrepreneurs, micro-entrepreneurs, migrants and students from different universities, schools and regions across the country took part in this initiative.

Training Programs

The bank promotes training as a key tool for development and inclusion. In this spirit, it formed alliances with different expert organizations such as Coding Dojo, CDI Chile, Laboratoria and Generation to provide more than 700 scholarships to women to study programming and web development free of charge.

The objective of this initiative is to reduce the country's current gender gap in the IT profession and to address the shortage of programmers, with 6,000 vacancies accumulating each year in Chile alone.

Since its inception, this program has already awarded more than 1,200 scholarships throughout the country and hopes to continue to build the profiles required by the industry.




Financial Education and
Wellbeing

Working with Universities Nationwide

Banco de Chile has worked with several universities nationwide to implement programs that contribute to the country's progress and improve the quality of life of its employees and the community.



Institution	Program Name	Program Objective
Universidad Adolfo Ibáñez	Transformational Women	The "Transformational Women" program seeks to develop high-potential female employees by giving them knowledge and tools to strengthen their capabilities and build their skills.
	Leadership Skills	This program seeks to develop high-potential employees by equipping them with knowledge and tools to strengthen their capabilities and build skills for taking on positions of greater responsibility.
University of Chile, School of Economics and Business (FEN)	My Financial Neighborhood from the ABIF	Banco de Chile sits on the My Financial Neighborhood Council, an initiative from the Association of Banks and Financial Institutions (ABIF) to promote and bring financial education closer to the community.
Universidad Andrés Bello	Talks Financial Education, BCH Mentors	The program's objective is to provide financial education tools to the community. The material is adapted to the target audience (schools, universities, entrepreneurs, senior citizens, migrants, etc.). This initiative encourages informed decision making and positive financial habits, such as saving and responsible spending. The content seeks to address current needs and requirements of the CMF.
Universidad Santa Tomás		
Universidad de la Frontera		
Universidad de Los Lagos		
Universidad de Talca		
Universidad Federico Santa María		
Universidad Católica del Norte		
Universidad Católica de Valparaíso		
Universidad Arturo Prat		
Universidad de Antofagasta		
Universidad de Concepción (Chillán, Los Ángeles and Concepción campuses)	Financial Wellbeing Talk	Deliver key recommendations for financial wellbeing.
Universidad Nacional Andrés Bello		
Universidad de Concepción (Chillán, Los Ángeles and Concepción campuses)		

Institution	Program Name	Program Objective
Universidad de Chile Universidad del Biobío Universidad de Concepción (Chillán, Los Ángeles and Concepción campuses) Universidad Federico Santa María Universidad Católica de Valparaíso Universidad Católica del Norte Universidad de Antofagasta	Talk on Products and Benefits	Training on financial products for the segment and their correct use.
Universidad del Desarrollo	National Entrepreneurial Impact University Competition	This competition is for undergraduate, graduate and postgraduate students and graduates up to two years out of undergraduate programs at Chilean institutions of higher education who have an entrepreneurial project at an early stage. The activity seeks to support and promote projects through methodological tools, mentoring, workshops and financing throughout the process.
	National Entrepreneurial Impact School Competition	Targeted toward school teachers and their students from 7th to 12th grade from all over Chile, this contest is designed to promote the development of innovative solutions that impact society by integrating entrepreneurial methodologies for implementation, in addition to building 21st century skills to shape agents of change.
	School Entrepreneurship Mentor Certification	The School Entrepreneurship Academy is an online training program for 7th to 12th grade teachers from all over Chile. Its main objective is to incorporate methodologies for entrepreneurship training into school curricula. It was given free of charge to more than 100 teachers throughout Chile.
	UDD Entrepreneurship Academy	The UDD Entrepreneurship Academy is an online program of classes and workshops taught by experts from Universidad del Desarrollo and leading professionals linked to the national ecosystem. Knowledge is delivered through content capsules that can be used to take a project to the next level. This platform was made available, free of charge, to the first 200 selected participants of the 7th National Entrepreneurial Challenge Competition.
	Intensive Entrepreneurship Program	Aimed at customers who are thinking of starting a business or have a business idea they want to launch, this program teaches key concepts of entrepreneurship, from how to create and validate new business models to sales, legal structures, raising capital, etc.



Financial Education and
Wellbeing



Institution	Program Name	Program Objective
UDD Ventures	Academy of Women Entrepreneurs	This program seeks to transform and accelerate women-led businesses. Some of the topics addressed include: Impact business models; female leadership; finance for non-finance professionals; scaling strategy; e-commerce; public and private capital raising.
	Acceleration Program	This is an acceleration program for SMEs looking to grow in sales and scale. Participants receive support in various topics defined following a diagnostic. This process has all the components of the I+V Lab acceleration methodology, perfected over the program's 10 years in existence. The program was awarded as a prize to the six winners (three each in the Microenterprise and SME categories) of the 6th National Entrepreneurial Challenge Contest.



Sponsoring
Chilean Athletes

Banco de Chile shares the values promoted by sports, such as respect, discipline, healthy competition and collaboration. In this spirit, it sponsors outstanding national athletes in order to collaborate, support and distinguish people who have a positive impact on their environment and society.

Since mid 2022 Banco de Chile has been the official sponsor of tennis player Alejandro Tabilo, who achieved the best ATP ranking of his career and the number 1 position in Chile. Since December 2022, it has also officially sponsored all age categories of the Chilean National Rugby Team, including Los Cóndores, which qualified for the first time ever for the Rugby World Cup to be held in France in 2023. It also sponsors Selknam, the country's first professional rugby team, which will begin its fourth season in September 2023 in South America's top competition, the American Super Rugby League.



These athletes are now part of the select group sponsored by Banco de Chile, including Bárbara Hernández, known as the Ice Mermaid, Guinness record holder and first Latin American woman to reach the Ice Hall of Fame; beach volleyball players Marco and Esteban Grimalt, champions of the Beach Pro Tour, gold medalists at the South American Games in Paraguay and Best of the Best 2022, awarded by the Chilean Sports Journalists Circle; wheelchair tennis players Macarena Cabrillana and Alexander Cataldo, winners of the Chilean Open 2022 Banco de Chile Cup, and skater Josefina Tapia, gold medalist at the South American Games of Sports on Wheels, among other outstanding Chilean athletes.

In addition, in 2022 Banco de Chile presented the inaugural Commitment to Chile 2022 award to Bárbara Hernández. This award seeks to recognize outstanding representatives of different disciplines for their contribution and commitment to Chile and for being an example for new generations.





Banco de Chile

SUPPLIERS

Suppliers

Given the fundamental role of suppliers in the value chain, supplier management aims to ensure that goods and services required by Banco de Chile and its subsidiaries are purchased or contracted using open, transparent, timely and competitive processes. These efforts incorporate sustainability criteria as part of the requirements to do business with a supplier, always promoting mutual benefit.

The Supplier Selection and Management Policy and the Supplier Code of Conduct are the basis for the bank's relationship with suppliers and contractors, and are implemented under strict independence, ethics and sustainability criteria.

At the end of 2022, Banco de Chile had 5,700 suppliers (5,633 domestic and 67 foreign). Cognizant of the importance of strengthening the local market, 97% of the bank's purchases in 2022 were from domestic suppliers.

The Supplier Operating Committee (COP) assesses the criticality of contractual services provided by suppliers in accordance with the Outsourcing Services Policy and the methodology for classifying and defining critical suppliers.

Total spending

	2020	2021	2022
Total spending on suppliers (Ch$)	Ch$432,309,720,849	Ch$340,631,171,485	Ch$423,804,941,848
Spending on local suppliers (Ch$)	Ch$421,545,058,277	Ch$334,039,605,875	Ch$409,706,666,744
Percentage of spending on local suppliers over total spending (%)	**97.5%**	**98.1%**	**96.7%**

GRI

204-1

NCG 461

7.1



Ethics and Best Practice

Supplier relationship management is governed by different policies and protocols to guarantee that solid, lasting and beneficial relationships are built throughout the bank's supply chain. The most important are:

• Supplier Selection and Management Policy
• Banco de Chile Supplier Code of Conduct
• Risk Prevention Regulations for Contractors and Subcontractors
• Complaint Channel
• Cybersecurity Standards for Suppliers



CORPORATE
MESSAGES

1 ABOUT US

2 ECONOMIC AND FINANCIAL PERFORMANCE

3 CUSTOMERS

4 EMPLOYEES

Suppliers

Supplier Selection and Management Policy

The Supplier Selection and Management Policy was updated in 2021 to incorporate ESG (Environmental, Social and Corporate Governance) criteria. Its objective is to ensure that all goods and services are procured and retained using open, transparent, timely and equitable processes.

It results in selecting suppliers that can provide their products and services in accordance with the bank's standards and that adhere to the principles of social and environmental sustainability in Banco de Chile's Supplier Code of Conduct.

During 2022, efforts focused on implementing this policy in all of the institution's procurement processes.

NCG 461

5.9

Supplier Code of Conduct

In 2022, Banco de Chile implemented its Supplier Code of Conduct, disseminating and monitoring proper understanding and compliance. To this end, it updated the sole supplier form and enhanced the accreditation process by incorporating the SAP-ARIBA purchasing platform to digitize the required documentation.

The Supplier Code of Conduct establishes eight fundamental principles:
- Compliance with the law
- Commitment to uphold human rights
- Commitment to caring for the environment
- Crime prevention using complaint channels
- Asset laundering prevention
- Conflict of interest prevention
- Protection of free competition
- Confidentiality of information

Risk Prevention Regulations for Contractors and Subcontractors

Approved in 2021, these regulations establish diverse administrative procedures, requirements and obligations regarding risk prevention that must be met by contractors and subcontractors. It also defines mechanisms for ensuring compliance with Occupational Safety and Health standards throughout the value chain and promotes frameworks of conduct aimed at preserving peaceful coexistence, maintaining a good working environment and safeguarding dignified treatment and zero tolerance for harassment.

Banco de Chile complies with domestic regulations on the protection of fundamental rights at work, such as non-discrimination, occupational health and safety, working hours, maternal protection rights and others specified in its Internal Health and Safety Regulations and the action framework for the Commitment to Chile.

Complaint Channel

The Complaint Channel was set up in 2021 so that a formal complain may be submitted by anyone or any Banco de Chile supplier who encounters a situation involving the corporation that may violate the law or the standards described in the Supplier Code of Conduct. The email addresses proveedores@bancochile.cl and denunciasley20393@bancochile.cl are used for this channel, and any information received will be objectively, impartially and confidentially analyzed.

During the period no complaints were received at these e-mail addresses.

Cybersecurity Standards for Suppliers

Updated in 2022, Banco de Chile's "Cyber Risk Methodology, Classification and Definition" aims to identify each supplier's security level and measure the risk exposure of the services provided. To accomplish this, suppliers must submit specific information and supporting documentation through the FECIRS (Service Cyber Risk Exposure Sheet).

Exposure to cyber risk from each supplier's service is defined based on assessments of their respective criticality and compliance with 22 control areas to reduce the risk of the bank being affected in the event of a possible breach of the supplier's cybersecurity. Based on the exposure level detected, action and follow-up plans are defined for each case.



CORPORATE
MESSAGES

1 ABOUT
US

2 ECONOMIC AND FINANCIAL
PERFORMANCE

3 CUSTOMERS

4 EMPLOYEES

Selection and
and Assessment Process

Supplier Assessment

	2020	2021	2022
Number of domestic suppliers assessed	**5,544**	**3,882**	**5,633**
Number of foreign suppliers assessed	**70**	**49**	**67**

The evaluation and selection process is described in the Supplier Selection and Management Policy, and applies to all departments at Banco de Chile and its subsidiaries. The process begins by accrediting the company to verify various legal, commercial, financial and labor aspects. If accredited, they can participate in tenders and submit quotes. Next, prior to awarding the job and/or contract, the criticality of the service is determined on the basis of business continuity, information security, financial results, legal and reputational risk.

The bank considers additional factors when assessing service outsourcing, related to customer impact, concentration levels and country risk (for foreign suppliers). The process also includes other evaluation criteria related to the Policy on Inter-company Transactions, provided in Chapter XVI of Law 18,046 on Corporations, and the guidelines for transactions with Politically Exposed Persons (PEP) in the CMF's Updated Standards, which considers reputational and business criteria.

Supplier Selection Stages

NCG 461

7.2



Supplier Selection and Management Policy

Verification of legal, commercial, financial and labor aspects.

Accredited suppliers participate in tenders or submit quotes.

Determination of criticality of service provided Assessment within the framework of the Related Party Transactions Policy and guidelines governing transactions with Politically Exposed Persons.

Relations with suppliers are governed by the Contractors Relationship Protocol and the Risk Prevention Regulations for Contractors and Subcontractors.

Procurement Center of Excellence

The Procurement Department seeks to contribute to the strategic priority of efficiency and productivity by implementing several organization-wide processes focused on digitalization, simplification, flexibility and agility.

In 2022, the bank achieved its objective of centralizing all purchasing processes through the SAP-ARIBA platform, a co-configured tool with elements specific to the corporation.

During the year, the supply chain was optimized with noteworthy results in efficiency, centralizing all information, ensuring process traceability and transparency, reducing operational risk and facilitating auditing and regulatory compliance.

Procurement Center of Excellence (PCE)


PHASE 1

Describing the Requirement
A separate Procurement Department has been created that documents and invites "out of the box" thinking for all purchasing requirements, and anticipates future requirements based on an annual purchasing plan or navigation chart.


PHASE 4

Market Consultation
The Procurement Department reviews the market, discusses the selection of suppliers with the user and suggests inviting additional suppliers. The user is responsible for preparing the technical specifications and technical evaluation criteria.


PHASE 2

Managing Requirements
The Procurement Department evaluates whether the requirement and its specifications can be consolidated across the entire organization and its subsidiaries, based on centralized information that was mainly gathered when preparing the annual purchasing plan.


PHASE 5

Negotiations and Results
The Procurement Department prepares negotiations with the user, defines roles, prepares supporting material and negotiates. It is responsible for negotiating and submitting the final result to the technical user/service manager.


PHASE 3

Validating the Model and Strategy
The Procurement Department is the sole communication channel with suppliers and determines the strategic approach to that will be used for the specific need rather than relying on quotes as the standard approach.


PHASE 6

Contract Management
The Procurement Department is responsible for getting the contract signed. Therefore, it negotiates with the supplier to ensure that the terms and conditions are correct, with the support of the Legal Affairs team and the technical user/service manager.



Selection and
and Assessment Process



Supplier Selection and Assessment Processes

- 97% of the budget was spent on local suppliers.
- 10 days is the average payment term for SME suppliers.
- The average payment term to other suppliers was reduced from 16 to 14 days.

NCG 461

7.1



2023 Objectives

- Complete installation of the new Procurement Model.
- Promote the use of the SAP-ARIBA platform as the sole channel for supply requests and communication with suppliers for procurement processes.
- Standardize and automate procurement processes, identifying and capturing value creation opportunities.



Banco de Chile

CONSOLIDATED
Financial Statements

Consolidated Statements of Financial Position
Consolidated Statements of Income
Consolidated Statements of Other Comprehensive Income
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows

CORPORATE MESSAGES
1 ABOUT US
2 ECONOMIC AND FINANCIAL PERFORMANCE
3 CUSTOMERS
4 EMPLOYEES

Banco de Chile

172 2022 Annual Report

Banco de Chile and Subsidiaries

(Free translation of Consolidated Financial Statements originally issued in Spanish)

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
		(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month's inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone
IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Actualized Standards Compilation of the Chilean Commission for Financial Market ("CMF")
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

Index

NCG 461

9


Banco de Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
for the years ended December 31,

	Notes	2022 MCh$	2021 MCh$
ASSETS			
Cash and due from banks	7	2,764,884	3,713,734
Transactions in the course of collection	7	772,196	486,700
Financial assets held for trading at fair value through profit or loss:			
Derivative financial instruments	8	2,960,029	2,705,496
Debt financial instruments	8	3,433,745	3,737,942
Others	8	257,325	138,753
Non-trading financial assets mandatorily measured at fair value through profit or loss	9	—	—
Financial assets at fair value through profit or loss	10	—	—
Financial assets at fair value through other comprehensive income:			
Debt financial instruments	11	3,967,392	3,054,809
Others	11	—	—
Derivative financial instruments for hedging purposes	12	27,077	277,802
Financial assets at amortized cost:			
Rights by resale agreements and securities lending	13	54,061	64,365
Debt financial instruments	13	902,355	839,744
Loans and advances to Banks	13	2,174,115	1,529,313
Loans to customers - Commercial loans	13	19,871,510	19,217,868
Loans to customers - Residential mortgage loans	13	11,386,851	10,315,921
Loans to customers - Consumer loans	13	4,658,051	3,978,079
Investments in other companies	14	62,211	52,757
Intangible assets	15	106,620	72,532
Property and equipment	16	210,124	222,320
Right-of-use assets	17	94,921	100,188
Current tax assets	18	187,401	846
Deferred tax assets	18	539,509	434,277
Other assets	19	814,117	795,461
Non-current assets and disposal groups held for sale	20	10,868	19,419
TOTAL ASSETS		**55,255,362**	**51,758,326**

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

	Notes	2022 MCh$	2021 MCh$
LIABILITIES			
Transactions in the course of payment	7	681,792	369,980
Financial liabilities held for trading at fair value through profit or loss:			
Derivative financial instruments	21	3,101,482	2,772,503
Others	21	6,271	9,610
Financial liabilities designated as at fair value through profit or loss	10	—	—
Derivative Financial Instruments for hedging purposes	12	223,016	696
Financial liabilities at amortized cost:			
Current accounts and other demand deposits	22	13,383,232	18,249,881
Saving accounts and time deposits	22	14,157,141	8,803,713
Obligations by repurchase agreements and securities lending	22	216,264	85,399
Borrowings from financial institutions	22	5,397,676	4,861,865
Debt financial instruments issued	22	9,267,947	8,561,395
Other financial obligations	22	344,030	250,005
Lease liabilities	17	89,369	95,670
Financial instruments of regulatory capital issued	23	1,010,905	917,510
Provisions for contingencies	24	176,026	143,858
Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	25	520,158	323,897
Special provisions for credit risk	26	765,766	601,574
Currents tax liabilities	18	932	113,129
Deferred tax liabilities	18	—	—
Other liabilities	27	1,055,028	1,304,119
Liabilities included in disposal groups held for sale	20	—	—
TOTAL LIABILITIES		50,397,035	47,464,804
EQUITY			
Capital	28	2,420,538	2,420,538
Reserves	28	709,742	710,472
Accumulated other comprehensive income			
Elements that are not reclassified in profit and loss	28	2,520	2,469
Elements that can be reclassified in profit and loss	28	(72,322)	36,270
Retained earnings from previous years	28	908,572	655,478
Income for the year	28	1,409,433	792,191
Less: Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	28	(520,158)	(323,897)
Shareholders of the Bank	28	4,858,325	4,293,521
Non-controlling interests	28	2	1
TOTAL EQUITY		4,858,327	4,293,522
TOTAL LIABILITIES AND EQUITY		55,255,362	51,758,326

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.


Banco de Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME
for the years between January 1, and December 31,

	Notes	2022 MCh$	2021 MCh$
Interest revenue	30	2,320,580	1,374,482
Interest expense	30	(1,040,914)	(276,085)
Net interest income		**1,279,666**	**1,098,397**
UF indexation revenue	31	2,115,718	993,501
UF indexation expenses	31	(1,159,838)	(538,356)
Net income from UF indexation		**955,880**	**455,145**
Income from commissions	32	677,335	599,311
Expenses from commissions	32	(145,716)	(130,949)
Net income from commissions		**531,619**	**468,362**
Financial income (expense) for:			
Financial assets and liabilities held for trading	33	261,957	180,341
Non-trading financial assets mandatorily measured at fair value through profit or loss	33	—	—
Financial assets and liabilities designated as at fair value through profit or loss	33	—	—
Result from derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	33	(61,772)	5,946
Exchange, indexation and accounting hedging of foreign currency	33	103,200	(35,330)
Reclassification of financial assets for changes in the business model	33	—	—
Other financial result	33	—	—
Net Financial income (expense)	33	**303,385**	**150,957**
Income attributable to investments in other companies	34	13,580	2,240
Result from non-current assets and disposal groups held for sale not admissible as discontinued operations	35	2,004	4,109
Other operating income	36	29,659	19,814
TOTAL OPERATING INCOME		**3,115,793**	**2,199,024**
Expenses from salaries and employee benefits	37	(528,226)	(450,952)
Administrative expenses	38	(355,274)	(322,877)
Depreciation and amortization	39	(84,205)	(76,798)
Impairment of non-financial assets	40	(77)	(1,422)
Other operating expenses	36	(27,701)	(19,438)
TOTAL OPERATING EXPENSES		**(995,483)**	**(871,487)**
OPERATING RESULT BEFORE CREDIT LOSSES		**2,120,310**	**1,327,537**

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
for the years between January 1, and December 31,

	Notes	2022 MCh$	2021 MCh$
Credit loss expense for:			
Provisions for credit risk of loans and advances to banks and loans to customers	41	(326,948)	(210,026)
Special provisions for credit risk	41	(164,669)	(212,264)
Recovery of written-off credits	41	64,508	66,227
Impairments for credit risk from other financial assets at amortized cost and financial assets at fair value through other comprehensive income	41	(8,009)	(1,002)
Credit loss expense	41	**(435,118)**	**(357,065)**
NET OPERATING INCOME		**1,685,192**	**970,472**
Income from continuing operations before tax			
Income tax	18	(275,757)	(178,280)
Income from continuing operations after tax		**1,409,435**	**792,192**
Income from discontinued operations before tax			
Discontinued operations income tax	18	—	—
Income from discontinued operations after tax	42	—	—
NET INCOME FOR THE YEAR	28	**1,409,435**	**792,192**
Attributable to:			
Shareholders of the Bank	28	1,409,433	792,191
Non-controlling interests		2	1
Earnings per share:		$	$
Basic earnings	28	13.95	7.84
Diluted earnings	28	13.95	7.84

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.


Banco de Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
for the years between January 1, and December 31,

NET INCOME FOR THE YEAR

ITEMS NOT TO BE RECLASSIFIED TO PROFIT OR LOSS

Re-measurement of the liability (asset) for net defined benefits and actuarial results for other employee benefit plans

Fair value changes of equity instruments designated as at fair value through other comprehensive income

Fair value changes of financial liabilities designated as at fair value through profit or loss attributable to changes in the credit risk of the financial liability

Others

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAX

Income tax on other comprehensive income that will not be reclassified to profit or loss

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME AFTER TAXES

ELEMENTS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS

Fair value changes of financial assets at fair value through other comprehensive income

Cash flow hedges

Participation in other comprehensive income of entities registered under the equity method

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO INCOME BEFORE TAXES

Income tax on other comprehensive income that can be reclassified in profit or loss

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX

TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR

CONSOLIDATED COMPREHENSIVE INCOME FOR THE YEAR

Attributable to:

Shareholders of the Bank

Non-controlling interests

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

	Notes	2022 MCh$	2021 MCh$
	28	**1,409,435**	**792,192**
	28	(130)	523
	28	200	(1,368)
	28	—	—
	28	—	—
		70	**(845)**
	18	(19)	243
	28	**51**	**(602)**
	28	48,076	(51,715)
	28	(215,476)	182,376
	28	(169)	2
		(167,569)	**130,663**
	28	58,977	(45,393)
	28	**(108,592)**	**85,270**
	28	**(108,541)**	**84,668**
		1,300,894	**876,860**
		1,300,892	876,859
		2	1


Banco de Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the years between January 1 and December 31,

| | | Attributable to shareholders of the Bank | | |
| | | Capital | Reserves | |
	Note	MCh$	MCh$	
Closing balances as of December 31, 2020 before restatement as of January 1, 2021		2,418,833	703,206	
Accounting Policies Changes Effects		1,705	(3,406)	
Opening balances as of January 1, 2021		**2,420,538**	**699,800**	
Dividends distributed and paid	28	—	—	
Application of provision for payment of common stock dividends		—	—	
Provision for payment of common stock dividends		—	—	
Subtotal: transactions with owners during the year		—	—	
Income for the year 2021		—	—	
Other comprehensive income for the year	28	—	—	
Subtotal: Comprehensive income for the year		—	—	
Closing balances as of December 31, 2021 before restatement		**2,420,538**	**699,800**	
Accounting Policies Changes Effects		—	10,672	
Balances as of December 31, 2021		**2,420,538**	**710,472**	
Opening balance as of January 1, 2022		**2,420,538**	**710,472**	
Dividends distributed and paid	28	—	—	
Earnings reserves from previous year		—	(730)	
Application of provision for payment of common stock dividends		—	—	
Provision for payment of common stock dividends	28	—	—	
Subtotal: transactions with owners during the year		—	(730)	
Income for the year 2022		—	—	
Other comprehensive income for the year	28	—	—	
Subtotal: Comprehensive income for the year		—	—	
Balances as of December 31, 2022		**2,420,538**	**709,742**	

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

	Attributable to shareholders of the Bank				
	Accumulated other comprehensive income	Retained earnings from previous years and income (loss) for the year	Total	Non-controlling interests	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$
	(51,250)	655,478	3,726,267	1	3,726,268
	5,321	—	3,620	—	3,620
	(45,929)	655,478	3,729,887	1	3,729,888
	—	(220,271)	(220,271)	(1)	(220,272)
	—	220,271	220,271	—	220,271
	—	(323,897)	(323,897)	—	(323,897)
	—	(323,897)	(323,897)	(1)	(323,898)
	—	792,191	792,191	1	792,192
	84,668	—	84,668	—	84,668
	84,668	792,191	876,859	1	876,860
	38,739	1,123,772	4,282,849	1	4,282,850
	—	—	10,672	—	10,672
	38,739	1,123,772	4,293,521	1	4,293,522
	38,739	1,123,772	4,293,521	1	4,293,522
	—	(539,827)	(539,827)	(1)	(539,828)
	—	730	—	—	—
	—	323,897	323,897	—	323,897
	—	(520,158)	(520,158)	—	(520,158)
	—	(735,358)	(736,088)	(1)	(736,089)
	—	1,409,433	1,409,433	2	1,409,435
	(108,541)	—	(108,541)	—	(108,541)
	(108,541)	1,409,433	1,300,892	2	1,300,894
	(69,802)	1,797,847	4,858,325	2	4,858,327

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.



Banco de Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years between January 1 and December 31,

	Notes	2022 MCh$	2021 MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:			
Profit for the year before taxes		1,685,192	970,472
Income tax	18	(275,757)	(178,280)
Profit for the year after taxes		1,409,435	792,192
Charges (credits) to income (loss) that do not represent cash flows			
Depreciation and amortization	39	84,205	76,798
Impairment of non-financial assets	40	77	1,422
Provisiones constituted by credit risk		335,758	212,917
Provisions for contingencies	26	3,868	(9,625)
Additional provisions	41	160,000	220,000
Fair value of debt financial instruments held for trading at fair value through in profit or loss		(5,721)	6,568
Change in deferred tax assets and liabilities	18	(104,453)	(77,527)
Net (income) loss from investments in companies with significant influence	14	(13,031)	(1,793)
Net (income) loss on sale of assets received in payments		(3,825)	(3,221)
Net (income) loss on sale of sale of fixed assets	35	(1,043)	(214)
Write-offs of assets received in payment	35	6,838	1,873
Other charges (credits) that do not represent cash flows		5,587	90,259
Net change in exchange rates, interest, readjustments and commissions accrued on assets and liabilities		(768,652)	(122,583)
Changes due to (increase) decrease in assets and liabilities affecting the operating flow:			
Net (increase) decrease in accounts receivable from banks		(640,682)	1,409,770
Net (increase) decrease in loans and accounts receivables from customers		(1,025,384)	(2,886,464)
Net (increase) decrease of debt financial instruments held for trading at fair value through profit or loss		(16,271)	(3,075)
Net (increase) decrease in other assets and liabilities		(97,976)	(51,631)
Increase (decrease) in deposits and other demand obligations		(4,867,989)	3,380,545
Increase (decrease) in repurchase agreements and securities loans		143,986	(176,369)
Increase (decrease) in deposits and other time deposits		5,164,029	(7,171)
Sale of assets received in lieu of payment		18,772	10,824
Increase (decrease) in obligations with foreign banks		527,027	(45,421)
Increase (decrease) in other financial obligations		94,146	83,645
Increase (decrease) in obligations with the Central Bank of Chile		(14)	1,237,814
Net increase (decrease) of debt financial instruments at fair value through other comprehensive income		(748,525)	(2,072,171)
Net increase (decrease) of investment instruments held-to-maturity		6,257	(813,477)
Total net cash flows provided by (used in) operating activities		**(333,581)**	**1,253,885**

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.

	Notes	2022 MCh$	2021 MCh$
TOTAL NET CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:			
Leasedhold improvements		(2,543)	(1,386)
Fixed assets purchase	16	(18,706)	(34,193)
Fixed assets sale		1,332	237
Acquisition of intangibles	15	(56,891)	(30,222)
Acquisition of investments in companies	14	—	(7,847)
Dividend received of investments in companies		4,171	1,544
Total net cash flows from (used in) investing activities		**(72,637)**	**(71,867)**
CASH FLOW FROM FINANCING ACTIVITIES:			
Attributable to the interest of the owners:			
Redemption and payment of interest of letters of credit		(2,101)	(1,633)
Redemption and payment of interest on current bonds		(1,538,692)	(1,659,388)
Redemption and payment of interest on subordinated bonds		(58,050)	(55,756)
Current bonds issuance	22	1,355,816	1,661,016
Subordinated bonds issuance		—	—
Capital increase by issuance of common shares		—	—
Payment of common stock dividends	28	(539,827)	(220,271)
Principal and interest payments for obligations under lease contracts	17	(32,375)	(30,585)
Attributable to non-controlling interest:			
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest		(1)	(1)
Total net cash flows from (used in) financing activities		**(815,230)**	**(306,618)**
VARIATION IN CASH AND CASH EQUIVALENTS DURING THE YEAR		**(1,221,448)**	**875,400**
Exchange variations effect		38,010	324,965
Opening balance of cash and cash equivalent	7	**7,288,827**	**6,088,462**
Final balance of cash and cash equivalent	7	**6,105,389**	**7,288,827**

	2022 MCh$	2021 MCh$
Interest operating cash flow:		
Interest and readjustments received	2,849,799	1,985,837
Interest and readjustments paid	(1,344,895)	(229,913)

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years between January 1 and December 31,

Reconciliation of liabilities arising from financing activities:

| | 12.31.2021 | Net Cash Flow | Changes other than Cash | | | 12.31.2022 |
| | | | Acquisition / (Disposals | Foreign currency | UF Movement | |
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Letters of credit	4,114	(2,101)	—	—	364	2,377
Bonds	9,474,791	(240,926)	—	(66,035)	1,108,645	10,276,475
Dividends paid	—	(539,827)	—	—	—	(539,827)
Payments for lease agreements	95,670	(32,375)	14,033	—	12,041	89,369
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest	—	(1)	—	—	—	(1)
Total liabilities from financing activities	**9,574,575**	**(815,230)**	**14,033**	**(66,035)**	**1,121,050**	**9,828,393**

The accompanying notes 1 to 49 are an integral part of these consolidated financial statements.



Banco de Chile

ABOUT

this Report

About this Report

Banco de Chile presents information in this Report on its financial and sustainability performance indicators for the year ended December 31, 2022. This is Banco de Chile's ninth report on its sustainable business performance and the third time such information has been presented in the form of an integrated report including financial information. It covers different customer segments, but excludes subsidiaries, unless otherwise indicated.

As mentioned, the purpose of this integrated report is to disclose the bank's financial and management performance in terms of the economic, social and environmental sustainability of the business, with a strategy of long-term value creation.

This Report has been prepared in accordance with the latest version of the Global Reporting Initiative (GRI) standards, using the "in reference" option. It complies with the requirements of the Financial Market Commission (CMF) and has also voluntarily adopted some of the guidelines in the NCG 461 standard. It has also adopted the Sustainability Accounting Standards Board (SASB) recommendation to incorporate banking industry indicators, and others publicly required by the Dow Jones Sustainability Index (DJSI).

Furthermore, this document reports on the bank's progress with respect to compliance with the ten principles of the UN Global Compact on human rights, labor relations, the environment and anti-corruption, to which Banco de Chile subscribed in 2017.

Materiality

A materiality identification process was carried out to define the content of this Report. Material issues or topics are those that impact the bank's sustainable management and may have a relevant impact on the organization's financial and commercial performance and a substantial influence on the evaluations and decisions of its stakeholders.





GRI
2-3


CORPORATE
MESSAGES

1 ABOUT
US

2 ECONOMIC AND FINANCIAL
PERFORMANCE

3 CUSTOMERS

4 EMPLOYEES

About this
Report

Identification of Material Issues

To determine materiality, the bank examined the press and social media, stakeholder consultations, industry benchmarks and internal interviews in order to gather information regarding the main challenges for and progress on the bank's performance in financial and sustainability issues in 2022. The material issues identified were then validated and prioritized. This entire process adhered to the various international standards applicable to the organization. Several new topics were identified and the scope of others was adjusted, resulting in the following list:

Sustainable finance

Operational eco-efficiency

Ethics and corporate conduct

Profitability and growth

Innovation and digitalization

Financial inclusion and responsible lending

Transparency and disclosure

ESG risk management

Human rights and business

Responsible supply chain

Community engagement

Human capital development and workplace climate

Customer satisfaction and data security

Respect for diversity, equity and inclusion

Occupational health and safety

Environment
Social
Governance





Prioritization of Material Issues

Next, the bank conducted online surveys of Banco de Chile employees and interviews with senior executives to gauge the importance of each issue identified. Based on this exercise, it drew up the following list of selected material issues and a materiality matrix:

1 Ethics and corporate conduct
2 Profitability and growth
3 Customer satisfaction
4 Human capital development and workplace climate
5 Customer data security
6 Innovation and digitalization
7 Occupational health and safety
8 Community engagement
9 Financial inclusion and responsible lending
10 Responsible supply chain
11 Respect for diversity, equity and inclusion
12 Sustainable finance
13 Operational eco-efficiency




About this Report

Compliance with Principles on Information Quality

The Corporate Affairs and Sustainable Development Department led the process of preparing this document in conjunction with the Institutional Relations and Public Policy Department. The collaborative nature of the process aims to ensure the clarity, accuracy, timeliness, balance, comparability and verifiability of the information presented. External advising was provided by PwC, a specialist in GRI standards. Finally, each of the organization's economic, social and environmental performance indicators was analyzed based on data and technical tools using procedures recognized by national and international standards.

Investor Relations

Pablo Mejía Ricci
Head of Investor Relations
Email: ir@bancochile.cl

Corporate Affairs and Sustainable Development Department

GRI
2-3

Ximena Lewis Castro
Head of Sustainability
Email: sostenibilidad@bancochile.cl



GRI
Content Index

GRI General Disclosures

Indicator	Disclosure	Chapter	Page
	The organization and its reporting practices		
2-1	Organizational details	About Us	12, 14, 24
2-2	Entities included in sustainability reporting	About Us	12
2-3	Reporting period, frequency and contact point	About this Report	187, 190
2-4	Updating information	About this Report	191
2-5	External assurance	About this Report	191
	Activities and employees		
2-6	Activities, value chain and other business relationships	About Us/Customers	36, 109
2-7	Employees	About Us/About this Report	18, 199, 200
2-8	Workers who are not employees	About this Report	201
	Governance		
2-9	Governance structure and composition	About Us	41, 42, 44, 46, 48, 49
2-10	Nomination and selection of the highest governance body	About Us	41, 44
2-11	Chair of the highest governance body	About Us	41
2-12	Role of the highest governance body in overseeing the management of impacts	About Us	41
2-13	Delegation of responsibility for managing impacts	About Us	41
2-15	Conflicts of interest	About Us	41
2-18	Evaluation of the performance of the highest governance body	About Us	41
2-19	Remuneration policies	About Us	41, 45
2-20	Process to determine remuneration	About Us	45
2-22	Statement on sustainable development strategy	Chairman's Remarks and A Word from Our CEO	6, 9
2-23	Commitments and policies	About Us	63
2-24	Embedding policy commitments	About Us	41
2-26	Mechanisms for seeking advice and raising concerns	About Us	61, 62
2-27	Compliance with laws and regulations	About this Report	191
2-28	Membership in associations	About Us	23
2-29	Approach to stakeholder engagement	About Us	21
2-30	Collective bargaining agreements	Employees	121

Note 1 GRI 2-4   Figures for the Economic Value Generated and Distributed for 2021 have been adapted to fit the definitions from the Compendium of Accounting Standards in force as of January 2022. There is a difference in the calculation methodology, which did not include parking spaces in buildings for 2021, but does consider them for 2022.

Note 1 GRI 2-5   This Report will be verified during the first half of 2023.

Note 1 GRI 2-27, 206-1, 417-2, 417-3, SASB FN-CF-220a.2, FN-MF-270b.2
During the reporting period, Banco de Chile did not present any significant cases of non-compliance with laws and regulations.



GRI
Content Index

GRI Specific Disclosures

Indicator	Detail of Contents	Chapter	Page
Economic performance			
201-1	Direct economic value generated and distributed	Financial Performance and Results	98
201-4	Financial assistance received from government	Financial Performance and Results	100
Market presence			
202-1	Ratio of standard entry level wage by gender compared to local minimum wage	About this Report	201
Indirect economic impact			
203-2	Significant indirect economic impact	Financial Performance and Results	100
Procurement practices			
204-1	Proportion of spending on local suppliers	Suppliers	165
Anti-corruption			
205-2	Communication and training about anti-corruption policies and procedures	About Us	65
205-3	Confirmed incidents of corruption and actions taken	About Us	65
Anti-competitive behavior			
206-1	Legal actions for anti-competitive behavior, anti-trust and monopoly practices	About this Report	191
Materials			
301-1	Materials used by weight or volume	Environment	143, 207
Energy			
302-1	Energy consumption within the organization	Environment	140, 207
302-2	Energy consumption outside of the organization	Environment	140, 207
302-3	Energy intensity	About this Report	207
302-4	Reduction of energy consumption	About this Report	139, 142, 143, 208
Water and effluents			
303-3	Water extraction	Environment	145, 208
Emissions			
305-1	Direct (Scope 1) GHG emissions	Environment	141
305-2	Energy indirect (Scope 2) GHG emissions	Environment	141
305-3	Other indirect (Scope 3) GHG emissions	Environment	141
305-4	GHG emissions intensity	About this Report	208
305-5	Reduction of GHG emissions	About this Report	208

GRI Specific Disclosures

Indicator	Detail of Contents	Chapter	Page
Waste			
306-2	Management of significant waste-related impacts	Environment	144, 209
306-3	Waste generated	Environment	144, 209
306-4	Waste diverted from disposal	Environment	144, 209
306-5	Waste directed to disposal	Environment	144, 209
Employment			
401-1	New employee hires and employee turnover	About this Report	202
401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	Employees	127
401-3	Parental leave	Employees	127
Labor/management relations			
402-1	Minimum notice periods regarding operational changes	Employees	121
Occupational health and safety			
403-1	Occupational health and safety management system	Employees	132
403-2	Hazard identification, risk assessment and incident investigation	About this Report	203
403-3	Occupational health services	About this Report	204
403-4	Worker participation, consultation and communication on occupational health and safety	Employees	133
403-6	Promotion of worker health	Employees	127, 204
403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	About this Report	203, 204
403-9	Work-related injuries	Employees	132
Training and education			
404-1	Average hours of training per year per employee	Employees About this Report	123, 204
404-2	Programs for upgrading employee skills and transition assistance programs	Employees	122
404-3	Percentage of employees receiving regular performance and career development reviews	About this Report	204
Diversity and equal opportunities			
405-1	Diversity of governance bodies and employees	About this Report	205
405-2	Ratio of basic salary and remuneration of women to men	About this Report	207



GRI
Content Index

GRI Specific Disclosures

Indicator	Detail of Contents	Chapter	Page
Non-discrimination			
406-1	Incidents of discrimination and corrective actions taken	Employees	131
Freedom of association and collective bargaining			
407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	Employees	121
Child labor			
408-1	Operations and suppliers with significant risk for incidents of child labor	Employees	121
Forced or compulsory labor			
409-1	Operations and suppliers with significant risk for incidents of forced or compulsory labor	Employees	121
Local communities			
413-1	Operations with local community engagement, impact assessments and development programs	About Us	19
Marketing and labeling			
417-2	Incidents of non-compliance concerning product and service information and labeling	About this Report	191
417-3	Incidence of non-compliance related to marketing communications	About this Report	191
Customer privacy			
418-1	Substantiated grievances concerning breaches of customer privacy and losses of customer data	About Us	82

SASB
Content Index

Topic	Code	Accounting Metric	Chapter	Page
Commercial banks				
Data security	FN-CB-230a.1	1) Number of data breaches, (2) percentage involving personally identifiable information (PII), (3) number of account holders affected	About Us	82
	FN-CB-230a.2	Description of the approach to identifying and addressing data security risks	About Us	80
Financial inclusion and capacity building	FN-CB-240a.1	1) Number and (2) amount of outstanding loans qualified for programs designed to promote small business and community development	Customers	109
	FN-CB-240a.3	Number of no-cost retail checking accounts provided to previously unbanked or underbanked customers	Customers	102, 109
	FN-CB-240a.4	Number of participants in financial education initiatives for unbanked, underbanked or underserved customers	Community	158
Embedding of environmental, social and management factors in credit analysis	FN-CB-410a.1	Commercial and industrial credit exposure, by industry	About this Report	195
	FN-CB-410a.2	Description of approach to embedding environmental, social and governance (ESG) factors in credit analysis	About Us	40, 146
Corporate ethics	FN-CB-510a.1	Total amount of monetary losses as a result of legal proceedings associated with fraud, insider trading, antitrust, anti-competitive behavior, market manipulation, malpractice or other related financial industry laws or regulations	Financial Statements	177
	FN-CB-510a.2	Description of complaint policies and procedures	About Us Customers	61, 62, 107
Activity metrics	FN-CB-000.A	(1) Number and (2) value of checking and savings accounts by segment: (a) personal and (b) small business	About this Report	195
	FN-CB-000.B	(1) Number and (2) value of loans by segment: (a) personal, (b) small business, and (c) corporate	Financial Statements	Note 5
Consumer financing				
Customer privacy	FN-CF-220a.1	Number of account holders whose information is used for secondary purposes	About this Report	196
	FN-CF-220a.2	Total amount of monetary losses as a result of legal proceedings associated with customer privacy violations	About this Report	191

Note FN-CB-410a.1   Financial Services 9%; Retail and Wholesale Trade, Restaurants and Hotels 8%; Construction 7%; Industrial 5%; Forestry and Livestock 5%; Transportation and Communications 5%; Social and Personal Services 17%; Electricity, Gas and Water 1%; Fishing 0%; Mining 1%; Individuals 43%.
Note FN-CB-000.A. As of year-end 2022, Banco de Chile had 998 thousand personal checking accounts and 132 thousand SME checking accounts.



CORPORATE
MESSAGES

1 ABOUT
US

2 ECONOMIC AND FINANCIAL
PERFORMANCE

3 CUSTOMERS

4 EMPLOYEES

SASB
Content Index

Topic	Code	Accounting Metric	Chapter	Page
Data security	FN-CF-230a.1	1) Number of data breaches, (2) percentage involving personally identifiable information (PII), (3) number of account holders affected	About Us	82
	FN-CF-230a.3	Description of the approach to identifying and addressing data security risks	About Us	80
Activity metrics	FN-CF-000.A	Number of unique consumers with an active (1) credit card account and (2) prepaid debit card account	Customers	109
	FN-CF-000.B	Number of (1) credit card accounts and (2) prepaid debit card accounts	Customers	109
Mortgage financing				
Discriminatory lending	FN-MF-270b.2	Total amount of monetary losses as a result of legal proceedings associated with discriminatory mortgage lending	About this Report	191
Investment banking and brokerage				
Employee diversity and inclusion	FN-IB-330a.1	Percentage of gender and racial/ethnic group representation for (1) executive management, (2) non-executive management, (3) professionals, and (4) all other employees	About this Report	205, 206
Embedding environmental, social and corporate governance factors in investment banking and brokerage activities	FN-IB-410a.2	(1) Number and (2) total value of investments and loans incorporating integration of environmental, social and governance (ESG) factors, by industry	Environment	146
	FN-IB-410a.3	Description of the approach to incorporation of environmental, social and governance (ESG) factors in investment banking and brokerage activities	About Us	40, 146
Corporate ethics	FN-IB-510a.1	Total amount of monetary losses as a result of legal proceedings associated with fraud, insider trading, antitrust, anti-competitive behavior, market manipulation, malpractice or other related financial industry laws or regulations	Financial Statements	177
	FN-IB-510a.2	Description of whistleblower/complaint policies and procedures	About Us Customers	61, 62, 107

Note FN-CF-220a.1   Banco de Chile complies with legal regulations on data protection that prohibit unauthorized use. Banco de Chile treats the information on transactions with its customers as confidential, in accordance with its Code of Conduct and internal regulations.

NCG 461
Content Index

Topic	Disclosure		Chapter	Page
1. Contents			About this Report	197
2. Corporate profile	2.1 Mission, vision, objectives, and values		About Us	13
	2.2 Historical information		About Us	24
	2.3 Ownership	2.3.1. Control situation	About Us	26
		2.3.2 Major changes in ownership or control	About Us	26
		2.3.3 Identification of majority partners or shareholders	About Us	26
		2.3.4 Shares, characteristics and rights	About Us	28, 29
3. Corporate governance	3.1 Governance framework		About Us	41, 66
	3.2 Board of Directors		About Us	44
	3.3 Directors' Committee		About Us	50
	3.4 Senior executives		About Us	54
	3.6 Risk management		About Us	69
5. People	5.1 Workforce	5.1.1 Number of employees by gender	About this Report	206
		5.1.2 Number of employees by nationality	About this Report	206
		5.1.3 Number of employees by age group	About this Report	205
		5.1.4 Years of service	About this Report	206
		5.1.5 Number of persons with disabilities	Employees	130
	5.3 Workplace flexibility		About this Report	202
	5.4 Pay equity, by gender	5.4.2 Wage gap	About this Report	201
	5.5 Workplace and sexual harassment		Employees	131
	5.6 Occupational safety		Employees	132
	5.7 Parental leave		Employees	127
	5.8 Training and benefits		Employees	123, 127
	5.9 Subcontracting policy		Suppliers	166


NCG 461
Content Index

Topic	Disclosure		Chapter	Page
6. Business model	6.1 Industrial sector		About Us Customers	36, 109, 110, 111, 112
	6.2 Businesses		About Us Customers	36, 109, 110, 111, 112
	6.3 Stakeholders		About Us	21
	6.4 Properties and facilities		About Us	14
	6.5 Subsidiaries, associates and investments in other companies	6.5.1. Subsidiaries and associates	About Us	39
7. Supplier management	7.1 Supplier payments		Suppliers	165, 170
	7.2 Supplier assessment		Suppliers	168
8. Indicators	8.1 Legal and regulatory compliance	8.1.1 In relation to customers	Customers	107
		8.1.2 In related to employees	Employees	131
		8.1.4 Free competition	About Us	61
		8.1.5 Others	About Us	64
	8.2 Sustainability indicators by industry		About this Report	195
9. Material or essential events			Financial Statements	Note 5
11. Financial statements			Financial Statements	173

Appendices

Employees

GRI 2-7 Employees

Total employees (sum of full time + part time employees)

Region	Women	Men	Total
Tarapacá	54	31	85
Antofagasta	116	63	179
Atacama	35	26	61
Coquimbo	102	64	166
Valparaíso	400	265	665
Libertador General Bernardo O'Higgins	120	84	204
Maule	128	117	245
Biobío	215	214	429
La Araucanía	121	100	221
Los Lagos	138	106	244
Aysén del General Carlos Ibáñez del Campo	16	17	33
Magallanes and the Chilean Antarctic	43	38	81
Metropolitan Region	3,935	3,879	7,814
Los Ríos	48	33	81
Arica y Parinacota	21	17	38
Ñuble	36	28	64
TOTAL	5,528	5,082	10,610

Employees with open-term contracts

Region	Women	Men	Total
Tarapacá	48	30	78
Antofagasta	107	60	167
Atacama	35	25	60
Coquimbo	99	64	163
Valparaíso	388	253	641
Libertador General Bernardo O'Higgins	116	81	197
Maule	123	117	240
Biobío	212	211	423
La Araucanía	114	96	210
Los Lagos	128	99	227
Aysén del General Carlos Ibáñez del Campo	16	14	30
Magallanes and the Chilean Antarctic	38	37	75
Metropolitan Region	3,801	3,822	7,623
Los Ríos	45	32	77
Arica y Parinacota	20	17	37
Ñuble	35	28	63
TOTAL	5,325	4,986	10,311

GRI
2-7

Appendices

Full-time employees(*)

Region	Women	Men	Total
Tarapacá	52	31	83
Antofagasta	112	63	175
Atacama	33	26	59
Coquimbo	102	64	166
Valparaíso	386	265	651
Libertador General Bernardo O'Higgins	115	84	199
Maule	124	117	241
Biobío	212	214	426
La Araucanía	115	100	215
Los Lagos	136	106	242
Aysén del General Carlos Ibáñez del Campo	16	17	33
Magallanes and the Chilean Antarctic	42	38	80
Metropolitan Region	3,838	3,874	7,712
Los Ríos	47	33	80
Arica y Parinacota	20	17	37
Ñuble	36	28	64
TOTAL	5,386	5,077	10,463

(*) Shifts over 30 hours per week, including those associated with Article 22.

Part-time employees(*)

Region	Women	Men	Total
Tarapacá	2	0	2
Antofagasta	4	0	4
Atacama	2	0	2
Coquimbo	0	0	0
Valparaíso	14	0	14
Libertador General Bernardo O'Higgins	5	0	5
Maule	4	0	4
Biobío	3	0	3
La Araucanía	6	0	6
Los Lagos	2	0	2
Aysén del General Carlos Ibáñez del Campo	0	0	0
Magallanes and the Chilean Antarctic	1	0	1
Metropolitan Region	97	5	102
Los Ríos	1	0	1
Arica y Parinacota	1	0	1
Ñuble	0	0	0
TOTAL	142	5	147

(*) Workdays of 24 and 30 hours per week.

GRI
2-7

GRI 2-8 Workers who are not employees

Employees with fixed-term contracts are considered for this indicator since they do not have access to the same benefits as the bank's employees with open-term contracts.

Region	Women	Men	Total
Tarapacá	6	1	7
Antofagasta	9	3	12
Atacama	0	1	1
Coquimbo	3	0	3
Valparaíso	12	12	24
Libertador General Bernardo O'Higgins	4	3	7
Maule	5	0	5
Biobío	3	3	6
La Araucanía	7	4	11
Los Lagos	10	7	17
Aysén del General Carlos Ibáñez del Campo	0	3	3
Magallanes and the Chilean Antarctic	5	1	6
Metropolitan Region	134	57	191
Los Ríos	3	1	4
Arica y Parinacota	1	0	1
Ñuble	1	0	1
Total	203	96	299

GRI 202-1 Ratio of standard entry level wage by gender compared to local minimum wage

	Local minimum salary (Ch$)			Starting salary Banco de Chile (Ch$)			Ratio Banco de Chile vs Country		
	2020	2021	2022	2020	2021	2022	2020	2021	2022
Women	326,500	337,000	400,000	663,000	750,000	900,000	2.03	2.23	2.25
Men	326,500	337,000	400,000	663,000	750,000	900,000	2.03	2.23	2.25

Note: Minimum wage at Banco de Chile is expressed gross and considers the monthly base salary, legally required profit distributions, transportation and meal allowances.

Salary gap

Job Category	Mean Wage Gap	Median Wage Gap
Division managers	92.93%	102.79%
Managers	85.31%	85.84%
Supervisors	96.59%	102.02%
Professional staff	93.77%	94.20%
Technicians	101.11%	102.76%
Administrative staff	91.15%	93.49%
TOTAL	94.87%	96.59%

GRI
2-8
202-1

NCG 461
5.4.2


Appendices

GRI 401-1 New employee hires and employee turnover

	Total number of new employee hires during last three years			Rate of new employee hires during last three years			Total number of employee departures during last three years			Rate of employee departures during last three years			Total number of employee turnover			Employee turnover rate (%)		
	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022	2020	2021	2022
By age group																		
Under 30	165	459	636	1.5%	4.5%	6.0%	137	249	268	1.3%	2.4%	2.5%	151	354	452	1.4%	3.4%	4.3%
30 to 50 years	271	621	877	2.5%	6.0%	8.3%	450	1,073	799	4.1%	10.4%	7.5%	361	847	838	3.3%	8.2%	7.9%
Over 50	19	27	57	0.2%	0.3%	0.5%	131	373	171	1.2%	3.6%	1.6%	75	200	114	0.7%	1.9%	1.1%
By gender																		
Women	184	537	803	1.7%	5.2%	7.6%	320	868	592	2.9%	8.4%	5.6%	252	703	698	2.3%	6.8%	6.6%
Men	271	570	767	2.5%	5.5%	7.2%	398	827	646	3.7%	8.0%	6.1%	335	699	707	3.1%	6.8%	6.7%
By nationality																		
Chilean	405	1,018	1,461	3.7%	9.9%	13.8%	695	1,635	1,171	6.4%	15.9%	11.0%	550	1,327	1,316	5.0%	12.9%	12.4%
Overseas	50	89	109	0.5%	0.9%	1.0%	23	60	67	0.2%	0.6%	0.6%	37	75	88	0.3%	0.7%	0.8%
By region																		
Tarapacá Region (I)	2	9	17	0.0%	0.1%	0.2%	7	19	12	0.1%	0.2%	0.1%	5	14	15	0.0%	0.1%	0.1%
Antofagasta Region (II)	6	34	40	0.1%	0.3%	0.4%	21	34	31	0.2%	0.3%	0.3%	14	34	36	0.1%	0.3%	0.3%
Atacama Region (III)	1	2	4	0.0%	0.0%	0.0%	4	10	4	0.0%	0.1%	0.0%	3	6	4	0.0%	0.1%	0.0%
Coquimbo Region (IV)	4	7	7	0.0%	0.1%	0.1%	8	26	10	0.1%	0.3%	0.1%	6	17	9	0.1%	0.2%	0.1%
Valparaíso Region (V)	1	39	59	0.0%	0.4%	0.6%	39	96	59	0.4%	0.9%	0.6%	20	68	59	0.2%	0.7%	0.6%
O'Higgins Region (VI)	1	12	15	0.0%	0.1%	0.1%	12	37	17	0.1%	0.4%	0.2%	7	25	16	0.1%	0.2%	0.2%
Maule Region (VII)	3	16	21	0.0%	0.2%	0.2%	16	29	25	0.1%	0.3%	0.2%	10	23	23	0.1%	0.2%	0.2%
Biobío Region (VIII)	4	25	34	0.0%	0.2%	0.3%	27	44	40	0.2%	0.4%	0.4%	16	35	37	0.1%	0.3%	0.3%
Araucanía Region (IX)	4	15	31	0.0%	0.1%	0.3%	15	24	26	0.1%	0.2%	0.2%	10	20	29	0.1%	0.2%	0.3%
Los Lagos Region (X)	6	13	47	0.1%	0.1%	0.4%	20	33	41	0.2%	0.3%	0.4%	13	23	44	0.1%	0.2%	0.4%
Aysén Region (XI)	1	5	8	0.0%	0.0%	0.1%	3	6	5	0.0%	0.1%	0.0%	2	6	7	0.0%	0.1%	0.1%
Magallanes Region (XII)	3	12	24	0.0%	0.1%	0.2%	4	20	19	0.0%	0.2%	0.2%	4	16	22	0.0%	0.2%	0.2%
Metropolitan Region	416	910	1,240	3.8%	8.8%	11.7%	529	1,295	924	4.9%	12.6%	8.7%	473	1,103	1,082	4.3%	10.7%	10.2%
Los Ríos Region (XIV)	1	1	14	0.0%	0.0%	0.1%	8	8	12	0.1%	0.1%	0.1%	5	5	13	0.0%	0.0%	0.1%
Arica y Parinacota Region (XV)	2	2	7	0.0%	0.0%	0.1%	3	1	9	0.0%	0.0%	0.1%	3	2	8	0.0%	0.0%	0.1%
Ñuble Region (XVI)	0	5	2	0.0%	0.0%	0.0%	2	13	4	0.0%	0.1%	0.0%	1	9	3	0.0%	0.1%	0.0%
TOTAL	455	1,107	1,570	4.2%	10.8%	14.8%	718	1,695	1,238	6.6%	16.5%	11.7%	587	1,401	1,404	5.4%	13.6%	13.2%

GRI

401-1

NCG 461

5.5.3

GRI 403-2 Hazard identification, risk assessment and incident investigation

OHS risk management is part of the management system. Among the main tools and control mechanisms is the Hazard Identification and Risk Evaluation Matrix (MIPER in Spanish), which contains an organized description of activities, risks and controls in order to identify hazards and assess, control, monitor and report risks present in the organization.

MIPER development and updating is carried out annually or whenever a new risk and hazard is detected. It is done by the bank's OHS consultants, Seremi-certified risk prevention engineers and the senior managers of each area being assessed, with support from experts from the bank's workplace insurance provider.

The results of this process are reviewed, communicated and disseminated to the respective impact areas, keeping track of the action plans that arise from using this tool, which are monitored periodically through reporting panels until their respective annual update and new implementation cycle.

Any risk or danger identified by employees can be communicated directly to the 'seguridadlaboral' mailbox, which is managed by the OHS consultants. They will immediately attend to the situation and apply the respective control methods based on the circumstances. If necessary, the identity of the employee reporting the situation is kept strictly confidential, always guaranteeing a safe and healthy work environment for every employee. In addition, all employees may directly and freely go to the nearby mutual healthcare center whenever they believe they have been exposed to occupational risk factors and the treating physician will keep their case confidential.

Whenever an employee considers that he/she is exposed to risks and hazards with the potential to cause incidents, he/she is entitled to interrupt his/her work and, if necessary, leave the workplace. The employee must report this fact to his/her direct supervisor and the Occupational Health and Safety Area through the 'seguridadlaboral' mailbox within the shortest possible period of time. The foregoing is by virtue of the provisions of Article 184 Bis of the Labor Code and the bank's Internal Health and Safety Regulations.

The preventive management pillar includes the processes of statistical control, reportability and incident investigation. A specific procedure establishes the methodology for the latter process, enabling the bank to identify the personal and work factors causing incidents in order to enact control measures for the risks originating these events and the necessary preventive actions.

The investigation process will be managed by the direct supervisor of the affected person, with advice and support from the OHS consultant in charge and the Incident Investigation Commission of the Joint Health and Safety Committee for that location. If the location does not have a joint committee, an employee who has witnessed the incident must participate.

GRI
403-2
403-7



CORPORATE
MESSAGES

1 ABOUT
US

2 ECONOMIC AND FINANCIAL
PERFORMANCE

3 CUSTOMERS

4 EMPLOYEES

Appendices

GRI 403-3, 403-6 Occupational health services

By virtue of Law 16,744, which establishes rules on workplace accidents and professional illnesses, Banco de Chile is a member of Safety Association of the Chilean Chamber of Construction (*Mutual de Seguridad de la Cámara Chilena de la Construcción* or *Mutual*). Through risk prevention and training programs led by the Occupational Health and Safety Area, the Mutual focuses on preventing workplace or employee commute accidents and professional illnesses. In the event of an incident, it covers medical care and rehabilitation benefits and pays the respective economic benefits.

GRI 404-1 Average training hours per year per employee

Average training hours	2021		2022	
	Women	Men	Women	Men
Division managers	24.0	23.4	41.5	33.1
Managers	37.8	34.0	83.9	61.1
Supervisors	31.0	28.6	72.0	56.3
Professional staff	19.7	19.0	46.0	41.9
Technicians	22.7	22.1	38.7	37.4
Administrative staff	18.0	24.6	30.6	36.5
Total	**21.6**	**23.4**	**43.3**	**43.7**

Note: Data for the year 2021 were extracted from the 2021 Report by PwC.

GRI
403-3
403-6
403-7
404-1
404-3

GRI 404-3 Percentage of employees receiving regular performance and career development reviews

	Percentage of total employees receiving regular performance and career development review during the reporting period
Gender	
Women	92.9%
Men	93.2%
Job Category	
Division managers	92.9%
Managers	99.0%
Supervisors	94.9%
Professional staff	91.8%
Technicians	93.2%
Administrative staff	92.4%

GRI 405-1 Diversity of governance bodies and employees

Employees by job category and gender

Job Category	2020						2021						2022					
	Men		Women		Total		Men		Women		Total		Men		Women		Total	
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
Directors	11	100.0%	0	0.0%	11	0.1%	11	100.0%	0	0.0%	11	0.1%	11	100.0%	0	0.0%	11	0.1%
Alternate directors	1	50.0%	1	50.0%	2	0.0%	1	50.0%	1	50.0%	2	0.0%	1	50.0%	1	50.0%	2	0.0%
Division managers	14	87.5%	2	12.5%	16	0.1%	13	86.7%	2	13.3%	15	0.1%	12	85.7%	2	14.3%	14	0.1%
Managers	419	67.3%	204	32.7%	623	5.7%	411	67.5%	198	32.5%	609	5.9%	409	66.6%	205	33.4%	614	5.8%
Supervisors	455	56.0%	357	44.0%	812	7.5%	457	57.0%	345	43.0%	802	7.8%	473	57.1%	355	42.9%	828	7.8%
Professional staff	1,560	55.1%	1,272	44.9%	2,832	26.0%	1,581	55.8%	1,251	44.2%	2,832	27.5%	1,741	56.1%	1,360	43.9%	3,101	29.2%
Technicians	1,201	37.9%	1,965	62.1%	3,166	29.1%	1,137	38.6%	1,812	62.4%	2,949	28.6%	1,137	37.4%	1,907	62.6%	3,044	28.7%
Administrative staff	1,576	46.0%	1,850	54.0%	3,426	31.5%	1,368	44.4%	1,713	55.6%	3,081	29.9%	1,310	43.5%	1,699	56.5%	3,009	28.3%
Total	5,237	48.1%	5,651	51.9%	10,888	100.0%	4,979	48.3%	5,322	51.7%	10,301	100.0%	5,094	48.0%	5,529	52.0%	10,623	100.0%

Note: Data for the years 2020 and 2021 were extracted from the 2020 and 2021 Reports by PwC.

Employees by job category and age group

Job Category	2020						2021						2022					
	Under 30		30 to 50		Over 50		Under 30		30 to 50		Over 50		Under 30		30 to 50		Over 50	
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
Directors	0	0.0%	1	10.0%	10	90.0%	0	0.0%	0	0.0%	11	100.0%	0	0.0%	0	0.0%	11	100.0%
Alternate Directors	0	0.0%	0	0.0%	2	100.0%	0	0.0%	0	0.0%	2	100.0%	0	0.0%	0	0.0%	2	100.0%
Division managers	0	0.0%	7	43.8%	9	56.3%	0	0.0%	4	26.7%	11	73.3%	0	0.0%	3	21.4%	11	78.6%
Managers	1	0.2%	413	66.3%	209	33.5%	0	0.0%	385	63.2%	224	36.8%	0	0.0%	375	61.1%	239	38.9%
Supervisors	5	0.6%	559	68.8%	248	30.5%	2	0.2%	543	67.7%	257	32.0%	5	0.6%	556	67.1%	267	32.2%
Professional staff	328	11.6%	2,104	74.3%	400	14.1%	291	10.3%	2,141	75.65%	400	14.1%	312	10.1%	2,341	75.5%	448	14.4%
Technicians	507	16.0%	2,148	67.8%	511	16.1%	478	16.2%	1,986	67.3%	485	16.4%	517	17.0%	1,996	65.6%	531	17.4%
Administrative staff	595	174%	2,220	64.8%	611	17.8%	534	17.3%	2,036	66.1%	511	16.6%	508	16.9%	1,959	65.1%	542	18.0%
Total	1,436	13.2%	7,451	68.4%	2,001	18.4%	1,305	12.7%	7,095	69.0%	1,888	18.4%	1,342	12.6%	7,230	68.1%	2,051	19.3%

Note: Data for the years 2020 and 2021 were extracted from the 2020 and 2021 Reports by PwC.

GRI 405-1

SASB FN-IB-330a.1

NCG 461 5.1.3


Appendices

Employees by job category and years of service

Job Category	2022							
	Less than 3 years		3 to 6 years		7 to 12 years		More than 12 years	
	Women	Men	Women	Men	Women	Men	Women	Men
Directors	0	1	0	3	0	2	0	5
Alternate Directors	0	0	1	1	0	0	0	0
Division managers	0	0	0	3	0	1	2	8
Managers	7	23	21	55	32	68	145	263
Supervisors	9	37	48	59	68	76	230	301
Professional staff	283	591	340	401	288	300	449	449
Technicians	329	256	476	252	363	221	739	408
Administrative staff	603	366	477	218	292	243	327	483
Total	1,231	1,274	1,363	992	1,043	911	1,892	1,917

GRI

405-1

SASB

FN-IB-330a.1

NCG 461

5.1.1

5.1.2

5.1.4

Employees with disabilities

Job Category	2022	
	Women	Men
Division managers	0.0%	0.0%
Managers	1.0%	0.0%
Supervisors	1.7%	1.3%
Professional staff	1.2%	0.5%
Technicians	1.8%	0.7%
Administrative staff	2.0%	2.2%

Distribution of employees with disabilities

Job Category	2022
	Total
Division managers	0.0%
Managers	1.4%
Supervisors	8.3%
Professional staff	16.7%
Technicians	29.9%
Administrative staff	43.8%
TOTAL	100.0%

Workforce by gender and job category

Job Category	2022	
	Women	Men
Division managers(*)	2	12
Managers	205	409
Supervisors	355	473
Professional staff	1,360	1,741
Technicians	1,907	1,137
Administrative staff	1,699	1,310
Total	5,528	5,082

(*) Includes Chief Executive Officer.

Workforce by nationality and job category

Job Category	2022	
	Chilean	Foreign
Division managers(*)	12	2
Managers	606	8
Supervisors	809	19
Professional staff	2,958	143
Technicians	2,967	77
Administrative staff	2,920	89
Total	10,272	338

(*) Includes Chief Executive Officer.

GRI 405-2 Ratio of basic salary and remuneration for women to men

Job category	Ratio of basic salary and remuneration of women to men
Division managers	92.9%
Managers	85.3%
Supervisors	96.6%
Professional staff	93.6%
Technicians	99.3%
Administrative staff	89.4%
Total	93.8%

Environment

GRI 301-1 Materials used

Inputs	Unit	2018	2019	2020	2021	2022
Consumption of paper (renewable input)	t	606	491	286	277	258

GRI 302-1, 302-3 Energy consumption within the organization and energy intensity

Aspect	Unit	2018	2019	2020	2021	2022
Total energy required by the organization	GWh	40	38	34	32	32
Fossil fuels	GWh	3.2	3.1	2.3	2.4	2.5
Biomass-based fuels	GWh	0	0	0	0	0
Average grid electricity	GWh	37	35	32	0	0
Certified 100% renewable electricity	GWh	0	0	0	29	30
Surface area of offices + branches (excl. recreational centers and subsidiaries)	Th. m^2	324	320	315	288	291
Total energy / Surface area of offices + branches	kWh/m^2	123	120	108	110	111
Percentage of electricity from renewable sources	%	0%	0%	0%	100%	100%

GRI 302-2, 302-3 Energy consumption outside of the organization

Aspect	Unit	2018	2019	2020	2021	2022
Total energy required outside the organization	GWh	19	21	21	22	24
External data-center services	GWh	9.8	10.6	11.5	10.6	10.8
Armored transportation services	GWh	4.0	4.0	3.1	4.1	6.2
Courier transportation services	GWh	0.0	0.6	0.7	0.6	0.4
Customer access using digital platforms	GWh	2.5	3.0	3.5	4.0	4.0
Island ATM operation (outside branches) + third parties	GWh	2.4	2.9	2.7	2.7	2.6

Notes: Information from the bank's internal billing and records. Months without information are estimated (e.g., December data not billed to date). Conversion factors are from the Ministry of Energy, using the lower heating value.

GRI
301-1
302-1
302-2
302-3
405-2



CORPORATE MESSAGES | 1 ABOUT US | 2 ECONOMIC AND FINANCIAL PERFORMANCE | 3 CUSTOMERS | 4 EMPLOYEES

Appendices

GRI
302-4
303-3
305-1
305-2
305-3
305-4

GRI 302-4 Reduction of energy consumption

Inputs	Unit	2018	2019	2020	2021	2022
Change to LED lighting	MWh	n/r	n/r	n/r	n/r	-728

n/r = not reported
The upgrade to 10,000 LED fixtures reduced energy consumption by 728 MWh, from a baseline of 1,825 MWh to 1,098 MWh, in the 66 branches evaluated.

GRI 303-3 Water withdrawal by source

Aspect	Unit	2018	2019	2020	2021	2022
Total water extracted	**Th. m^2**	**291**	**272**	**252**	**257**	**224**
From third party or mains supply	Th. m^2	291	272	252	257	224
From surface water	Th. m^2	*	*	*	*	*
From groundwater	Th. m^2	0	0	0	0	0
From sea water	Th. m^2	0	0	0	0	0
From raw materials (produced)	Th. m^2	0	0	0	0	0
Surface area of offices + branches (excl. recreational centers and subsidiaries)	Th. m^2	324	320	315	288	291
Water consumption / surface area of offices + branches	m^3/m^2	0.90	0.85	0.80	0.89	0.77

(*) Only one recreational center draws water from a well. There are no consumption records.
Water in offices and branches is mainly used for sanitation purposes.
The bank discharges its water to the country's public/private sewage systems in accordance with regulations.

GRI 305-1, 305-2, 305-3, 305-4 GHG emissions by scope and emission intensity

Aspect	Unit	2018	2019	2020	2021	2022
Scope 1						
Fixed-source combustion	tCO_2e	57	63	82	59	66
Mobile source combustion	tCO_2e	806	770	523	570	600
Fugitive emissions from refrigerants	tCO_2e	900	874	606	696	582
Scope 2						
Electricity consumed (market)	tCO_2e	15,910	14,476	12,938	0	0
Electricity consumed (location)	tCO_2e	15,910	14,643	13,088	12,290	9,143
Scope 3						
Office supplies + bank cards	tCO_2e	927	616	394	396	368
External data center services	tCO_2e	4,165	4,304	4,654	4,139	3,253
Fuel manufacture under Scope 1	tCO_2e	198	191	140	146	155
Armored transportation services	tCO_2e	1,347	1,328	1,040	1,361	2,052
Courier transportation services	tCO_2e	0	190	216	204	137

GRI 305-1, 305-2, 305-3, 305-4 (continued)

Aspect	Unit	2018	2019	2020	2021	2022
Waste and recycling	tCO_2e	1,090	1,124	612	678	701
Business trips	tCO_2e	1,687	1,714	881	672	480
Employee commuting	tCO_2e	8,013	7,996	5,624	5,710	7,091
Visits to the bank: Customer trips	tCO_2e	39,460	35,284	21,020	20,769	18,548
Visits to the bank: Island + third-party ATMs	tCO_2e	1,894	2,402	2,306	1,074	781
Visits to the bank: Website	tCO_2e	1,050	1,251	1,415	1,569	1,189
Carbon footprint (market)	**tCO_2e**	**77,506**	**72,583**	**52,452**	**38,045**	**36,003**
Carbon footprint (location)	**tCO_2e**	**77,506**	**72,750**	**52,601**	**50,335**	**45,146**
Surface area of offices + branches (excl. recreational centers)	Th. m^2	324	320	315	288	291
Emissions scope 1+2 (market) / Surface area of offices + branches	$kgCO_2e/m^2$	54	51	45	4.6	4.3

GRI 305-5 GHG emission reduction projects

Aspect	Unit	Value
Change to LED lighting	tCO_2e	284

Notes: The information comes from different internal bank systems and contact with suppliers.
GHG emissions were obtained by multiplying activity data by documented emission factors, according to GHG Protocol guidelines.
Includes CO_2, CH_4, N_2O, SF_6, NF_3, HFC and PFC emissions.
Global warming potentials from the IPCC's Sixth Assessment Report (AR6) are used for direct emissions; and factors published directly by DEFRA/Ministry of Energy for indirect emissions.

GRI 306-2, 306-3, 306-4, 306-5 Waste by type and disposal method

Waste	Unit	2018	2019	2020	2021	2022
Total waste	**t**	**2,009**	**2,053**	**1,486**	**1,634**	**1,677**
Non-hazardous to landfill -> Central buildings + Concepción (measured)	t	1,265	1,320	802	905	961
Non-hazardous to landfill -> Branches (estimated)	t	587	592	592	607	604
Non-hazardous to recycling -> Paper and cardboard	t	154	115	61	88	59
Non-hazardous to recycling -> Miscellaneous office supplies	t	0.0	15	25	32	34
Non-hazardous to recycling -> Electronic waste	t	1.1	10.5	5.8	2.8	19
Hazardous to disposal -> Batteries	t	0.9	0.8	0.3	0.0	0.1
Percentage of recovered waste (not sent for disposal)	**%**	**8%**	**7%**	**6%**	**7%**	**7%**

GRI
305-5
306-2
306-3
306-4
306-5

DECLARACIÓN DE RESPONSABILIDAD

MEMORIA ANUAL DEL BANCO DE CHILE AÑO 2022

Los Directores y el Gerente General que formulan esta declaración jurada, manifiestan que el contenido de la Memoria por el ejercicio terminado al 31 de diciembre de 2022, disponible en este documento, es veraz conforme a la información que han tenido en su poder y que les ha presentado la administración de Banco de Chile.

Pablo Granifo Lavín
Presidente

Jaime Estévez Valencia
Director

Alfredo Ergas Segal
Director

Francisco Pérez Mackenna
Director

Hernán Büchi Buc
Director

Raúl Anaya Elizalde
Director

Sandra Marta Guazzotti
Directora Suplente

Eduardo Ebensperger Orrego
Gerente General

Corporate Name: Banco de Chile
Tax ID Number: 97.004.000-5

Headquarters
Ahumada 251, Santiago, Chile
Phone: (56-2) 2637 1111
Fax: (56-2) 2637 3434
www.bancochile.cl
Swift BCHI CL RM

Beijing Representation Office
606 West Tower, Twin Tower, B-12
Jianguomenwai Avenue,
Chaoyang District, Beijing
Phone: (86-10) 5879 4301
Fax: (86-10) 5109 6040
bro@bancochile.bj.cn

Shareholder Relations
Banco de Chile
Agustinas 975, of. 541, Santiago, Chile
Phone: (56-2) 2653 2980
              (56-2) 2653 2294
acciones@bancochile.cl

DCV Registros S.A.
Av. Los Conquistadores 1730,
Torre Nueva Santa María, 24th floor,
Providencia, Chile
Phone: (56-2) 2393 9003
atencionaccionistas@dcv.cl
www.dcv.cl

Investor Relations
Ahumada 251, 1st floor, Santiago, Chile
Phone: (56-2) 2653 2051
              (56-2) 2653 3554
ir@bancochile.cl

Corporate Affairs and Sustainable Development
Estado 260, 3rd floor, Santiago, Chile
Phone: (56-2) 2468 3598
sostenibilidad@bancochile.cl

Design: www.marumazzini.cl
Photography: Pedro Pablo Valverde G.
Printing: Fyrma Gráfica

Banco de Chile

Banco de Chile

El banco de Chile